82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTR[redacted]L

02032391

REGISTRANT'S NAME Great Eagle Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3940 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4-22-02

82-3940
ARS
12-31-01
02 APR 22 AM 11:21

GREAT EAGLE HOLDINGS LIMITED
鷹 君 集 團 有 限 公 司

Incorporated in Bermuda with limited liability

Annual Report 2001

二 〇 〇 一 年 年 報

CONTENTS

CORPORATE PROFILE

The Great Eagle Group is one of Hong Kong's leading property and hotel companies, with an experienced management team known for its track record in evaluating and capitalising on cycles in property markets.

Headquatered in Hong Kong, the Group develops, invests in and manages high quality office, retail, residential and hotel properties in Hong Kong, North America and Europe. Its core commercial properties comprise 1.59 million square feet of Grade-A office space in the prime commercial districts of Hong Kong. It is also developing a 1.76 million square feet office, retail and hotel complex in the prime shopping district of Mongkok, Kowloon. In the United States, it owns or has investment interests in four office buildings with a total floor area of 737,000 square feet. The Group's extensive hotel portfolio currently comprises seven properties with over 4,000 rooms, including two Great Eagle branded and managed hotels in Hong Kong and five luxury hotels in London, Toronto, Boston, Melbourne and Auckland managed by a variety of leading hotel names. An experienced asset management team from Great Eagle oversees the portfolio to enhance performance. The Group is also active in property management and maintenance services as well as building materials trading.

The Group was founded in 1963 in the form of The Great Eagle Company, Limited, which listed on the Hong Kong Stock Exchange in 1972. In 1990, Great Eagle Holdings Limited, a company incorporated in Bermuda, became the listed company and holding company of the Group.

The Group had a net profit of HK$507 million (approximately US$65 million) in financial year 2001 and a net asset value of HK$15,123 million (approximately US$1,939 million) as of 31st December 2001.

DIRECTORS
LO Ying Shek,
Chairman and Managing Director
LO TO Lee Kwan
LO Ka Shui,
Deputy Chairman and Managing Director
LO Kai Shui,
Deputy Managing Director
Brian Shane McELNEY
CHENG Hoi Chuen, Vincent
WONG Yue Chim, Richard
LO Hong Sui, Antony
LAW Wai Duen
LO Hong Sui, Vincent
LO Ying Sui, Archie
KAN Tak Kwong

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
Citibank, N.A.
Hang Seng Bank Limited

SOLICITORS
Johnson, Stokes & Master
Clifford Chance
Robin Bridge & John Liu

AUDITORS
Deloitte Touche Tohmatsu

SECRETARY
TSANG Yiu Wing, Peter

PRINCIPAL REGISTRARS
Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

HONG KONG BRANCH REGISTRARS
Central Registration Hong Kong Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

REGISTERED OFFICE
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

PRINCIPAL OFFICE
33rd Floor, Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

WEBSITE
www.greateagle.com.hk



2001 turned out to be a challenging year for the Group's businesses. However,

our strong recurrent income base, coupled with lower interest rates, has enabled us to weather the economic downturn and limited the downside in our financial performance.

DIVIDENDS

The Board has resolved to recommend to Shareholders at the forthcoming 2002 Annual General Meeting (the "2002 AGM") the payment of a final dividend of HK14 cents per share for the year ended 31st December 2001 (2000: HK20 cents per share), to be satisfied by way of a scrip dividend with a cash option, to Shareholders whose names appear on the Register of Members on 9th May 2002. Together with the interim dividend of HK7 cents per share paid on 23rd October 2001, on the assumption that every Shareholder elects to receive all final dividend in cash, the total dividend for the full year will be HK21 cents per share (2000: HK30 cents per share), amounting to not less than HK$121,205,158 (2000: HK$165,633,965).

Subject to the approval of Shareholders at the 2002 AGM and the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the new shares to be allotted and issued pursuant to the proposed distribution of a scrip dividend mentioned herein, each Shareholder will be allotted fully-paid shares having an aggregate market value equal to the total amount which such Shareholder could elect to receive in cash and will be given the option to elect to receive payment partly or wholly in cash instead of the allotment of shares. Dividend warrants and share certificates in respect of the proposed dividend are expected to be despatched to Shareholders on or about 6th June 2002. Full details of the scrip dividend will be set out in a letter to be sent to Shareholders together with a form of election for cash soon after the 2002 AGM.

CLOSURE OF TRANSFER BOOKS

The Register of Members of the Company will be closed from Thursday, 2nd May 2002 to Thursday, 9th May 2002, both days inclusive, during which period no share transfers will be effected.

For those Shareholders who are not already on the Register of Members, in order to qualify for the final dividend, all share certificates accompanied by the duly completed transfers must be lodged with the Hong Kong Branch Registrars of the Company, Central Registration Hong Kong Limited of 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 30th April 2002.

OPERATIONS REVIEW

1. Rental Properties

Total net rental income increased 6.55% to HK$764.5 million in 2001 from HK$717.5 million in 2000. The income for 2001 was boosted by 6 months of contribution from additional space acquired in Citibank Plaza in June 2001 and sharply higher income from our U.S. office portfolio. On a "same-asset" basis, the income from our Hong Kong rental properties actually declined.

Hong Kong Rental Properties

(a) Acquisition of additional office space in Citibank Tower

On 28th June 2001, we completed the purchase of 39 - 50/F of Citibank Tower (comprising 232,501 gross sq. ft. of office space), together with a shop and some carparking spaces, based on a valuation of HK$1,951.56 million. HK$300.06 million of the purchase consideration was satisfied by issuance of new shares of Great Eagle Holdings Limited at a price of HK$18 per share. The entire area was leased to Citibank and another major financial institution for about 3 years from the date of acquisition, generating a yield of 6.8%.

Hong Kong & Overseas

Offices

The Hong Kong Grade-A office market saw rising vacancy rates in 2001



(b) Rental Income for the year ended 31st December 2001

	Group's Interest	Gross Floor Area (sq.ft.) Office	Commercial	Residential	Parking Spaces	Gross Rental Income (HK$ million)
Citibank Plaza	85.93%	968,000	49,000	–	537	449.6
Citibank Plaza	100%	70,000	–	–	3	28.2
Citibank Plaza acquired 2001	100%	232,500	380	–	15	64.4
Great Eagle Centre	100%	193,000	77,000	–	296	74.4
Astor Plaza	100%	–	70,000	–	–	0.5
Concordia Plaza	100%	28,000	–	–	5	8.9
Convention Plaza Apartments	100%	–	–	10,000	–	3.7
						629.7

(c) Occupancy and Rental Trend

	Occupancy at 31st December 2001 Office	Commercial	Residential
Citibank Plaza	93.5%	100.0%	–
Great Eagle Centre	96.6%	100.0%	–
Astor Plaza	–	34.7%	–
Concordia Plaza	100.0%	–	–
Convention Plaza Apartments	–	–	100.0%



Citibank Plaza, Hong Kong

Notwithstanding one of the lowest level of new supply in 15 years, the Hong Kong Grade-A office market saw rising vacancy rates in 2001, resulting from negative absorption largely associated with downsizing in the financial and information-technology industries. Occupancy rates of offices in both Citibank Plaza and Great Eagle Centre decreased moderately. Rentals for Grade-A offices also came under increasing pressure as the year progressed, especially after the September 11 event. By year-end 2001, effective rent rates had fallen roughly 30% from the level at the beginning of the year.

The softening trend continued into early 2002 though the number of enquiries has been on the increase, indicative of the underlying demand, alongside some bargain hunting activities.

U.S. Rental Properties

Our office portfolio in the United States showed significantly better results in 2001. The negative effect of the downturn in the U.S. economy occurred late in the second half of the year and therefore did not immediately register material impact on the portfolio during 2001. A near full-year contribution by the high-yielding 150 Spear Street, San Francisco, which was acquired in January 2001 and replaced the much lower-yielding Metropolitan Tower in New York sold in December 2000, resulted in a substantial increase in income from the U.S. portfolio in 2001.

In August 2001, we disposed of Pacific Wilshire Plaza in Los Angeles at a consideration of US$32.9 million. A modest profit was recorded.

The softening of the U.S. office market will likely continue into the early part of 2002 and lower occupancy rates are anticipated. However, because only 20% of the portfolio's leases are scheduled to expire in 2002, the negative impact should not be excessive.



150 Spear Street, San Francisco, USA

Hong Kong & Overseas

Hotels

The event of September 11 adversely affected performance of hotels in Hong Kong and overseas.



2. Hotels and Furnished Apartments

Total revenue of the Group's hotels and furnished apartments for 2001 amounted to HK$1,552.7 million, representing HK$404.3 million and HK$1,148.4 million from Hong Kong and overseas operations respectively. Total EBITDA amounted to HK$460.6 million for 2001 as compared with HK$548.7 million for 2000.

Hong Kong Operations

The Hong Kong hotel industry was adversely affected in the last year by various negative factors while it was adjusting to a structural transformation in the general economy. Tourist arrivals had been moving up nicely in the first three quarters of 2001 though much of the growth was driven by Mainland China arrivals. Downward pressure on rates exerted by the limited number of permitted suppliers of this market has continued to limit the profitability from this growth to hotels in Hong Kong.

The event of September 11 had an immediate negative effect on general arrivals ex-China, particularly business arrivals in the last four months of the year, leading to lower occupancy and room rates.



Great Eagle Hotel, Hong Kong

Great Eagle Hotel, Hong Kong

The Great Eagle Hotel, which has continued to be well received in the 5 star market as a worthy independent product despite difficulties caused by the financial downturn and September 11 incident, was able to achieve an overall occupancy of 78.8% in 2001 (83.4% in 2000) with an increase in average room rate to HK$828.5 from HK$798.5 in 2000.

Eaton Hotel, Hong Kong

Operating with a strong appeal to regional leisure travellers looking for comfortable value but affordable prices, this hotel still managed to maintain its market position, finishing the year with occupancy of 84.6% (88.5% in 2000) and average room rate of HK$426.0 (HK$436.0 in 2000).

Eaton House Furnished Apartment, Hong Kong

Due to a softer rental market and increases in supply, Eaton House's occupancy declined to 75.3% in 2001 from last year's 85%. Total revenue dropped to HK$34.6 million as compared with HK$37.2 million in 2000.

International Operations

The Langham Hilton, London

The effects of the downturn in financial markets from early 2001 were further exacerbated in London's deluxe hotels performance, first by the Foot-and-Mouth epidemics that devastated leisure and summer traffic to the UK and secondly by the September 11 event which temporarily halted much of the financial and commercial travel in the final quarter.

Although the rooms inventory in 2001 was enlarged by the addition of 47 Concierge Club rooms in mid 2000, the hotel finished the year at 67.8% occupancy and average room rate of £158.8, down from 77.5% and £175.8 in 2000. A further enhancement of approximately two thirds of the standard rooms was completed in 2001, which should improve the hotel's 5 star standard as business returns to more normal patterns in 2002.

Delta Chelsea Hotel, Toronto

The hotel's performance has held up relatively well despite the US economic downturn and September 11 incident by gaining local market share over its competitors. It achieved an average occupancy of 72.8% and average room rate of C$138.7, compared to 74.8% and C$137.8 in 2000.

Sheraton Towers Southgate Hotel, Melbourne

Despite the collapse during 2001 of Australia's second largest domestic airline, Ansett, which has negatively impacted the local tourism industry, the hotel managed to maintain occupancy at 72.7% compared to last year's 74.2%. Average room rate finished at A$223.1 from A$238.0 last year.

Hotel Le Meridien, Boston

Most severely impacted by the downturn of the US economy and the September 11 incident, the hotel's occupancy and average room rate have dropped to 64.8% and US$236.1 from 76.8% and US$260.9 in 2000 but remain in line with the overall market. Boston has started a slow recovery these last months in line with other major U.S. centers, but continuing improvements will depend on the US financial recovery over the next year.

Sheraton Auckland Hotel and Towers, Auckland

Further expansion of the serviced apartment inventory in Auckland in 2001, which competes directly with hotels on daily lettings, along with the effects of September 11 on travel patterns, has continued to add to rate cutting citywide throughout this year. Average room rate has slipped to NZ$141.8 from last year's NZ$159.2. However, increased room demand in the first three quarters has improved the overall occupancy in 2001 to 68.1% from last year's 63.7%.



Delta Chelsea Hotel, Toronto, Canada



Comprehensive Redevelopment, Mongkok - Construction proceeding at full speed

3. Properties Under Development

Mongkok Project

Almost all of the foundation works at this 1.76 million sq. ft. retail/office/hotel complex were completed in November 2001 after delay due to difficult site conditions, with minor outstanding works due to be completed by the end of March 2002. The main contract for construction of the sub-structure and super-structure were awarded in December 2001 and the related works have commenced. Target occupancy date of the entire project remains the end of 2003.

To further enhance the appeal of the project, an internationally renowned firm of architects has been retained to advise on the design of the 586,000 sq. ft. retail component of the project. This integrated complex, by virtue of its magnitude and world-class design, will become a landmark for Mongkok and the focus of commercial and retailing activities in the area.

The total expenditure incurred in relation to the project, including interest capitalised, amounted to HK$6,699.6 million as of year end 2001. Out of the HK$5,100 million six-year term loan arranged to finance the project, HK$4,030 million remained available for drawing as at 31st December 2001 and should be sufficient to fund the project to completion.


TSUEN WAN
Mongkok
SHEUNG WAN
QUARRY BAY
CENTRAL
CHAI WAN
Shopping Mall

Total Gross Floor Area 1,760,000 s.f.

The Complex includes:



- a 13-storey uniquely designed shopping mall
- a 53-storey Grade-A office tower
- a 4-star hotel providing 758 guest rooms





Comprehensive Redevelopment

Mongkok

4. e-Business

We wrote off in 2001 HK$23 million representing all of our remaining unlisted investments in this segment, which prospects remain highly uncertain. We have no further exposure in respect of these investments.

5. Trading

Hong Kong's housing market was sluggish during 2000, adversely affecting the performance of Toptech Co. Limited. Revenue from sales of building and architectural products decreased 17% to HK$177.3 million. However as a result of effective cost and overheads control, the net contribution of the business declined only moderately.

FINANCIAL REVIEW

Debt

To finance the HK$1,951 million acquisition price of the additional Citibank Tower office space in June 2001, we raised HK$1,075 million in syndicated bank loan. The balance was funded by new equity issuance of HK$300 million and drawdown of available liquidity. During the year, a mortgage loan of HK$601.2 million equivalent was also taken out to fund the acquisition of 150 Spear Street, San Francisco at a cost of HK$779.2 million equivalent.

Consolidated Net Attributable Debt outstanding (net of cash balances and debt attributable to minority interests) as of 31st December 2001 was HK$11,076 million, an increase of HK$2,170 million over that at year end 2000. The increased borrowings were mainly related to the acquisition of additional space in Citibank Tower and 150 Spear Street, with the rest being Mongkok project expenditures.

Consolidated Net Asset Value, based on independent valuation of the Group's investment properties and other assets at cost, amounted to HK$15,123 million as of 31st December 2001, a decrease of HK$2,379 million from that of year end 2000. The decline in NAV was in line with the general decline in value of commercial and hotel properties both locally and overseas. The resulting gearing ratio at 31st December 2001 was 73%.

With HK$ interest rates trending lower throughout 2001, all of our HK$ borrowings on floating-rate basis for most of the year, we were able to achieve significant savings in 2001. Towards the latter part of the year, when interest rates reached attractive levels, we proceeded to hedge part of our interest rate exposure by way of medium-term swaps. As at 31st December 2001, we had outstanding interest rate swap contracts with total notional principal of HK$2,420 million, representing approximately 28% of our HK$-denominated debts.

Our foreign currency debts, taken out to finance our overseas hotels and U.S. office properties, amounted to the equivalent of HK$3,676 million as of 31st December 2001. Of this, HK$1,474 million, or 40% of our foreign currency debts, were on fixed-rate basis. In conjunction with renewal of some of the loan facilities, the related fixed rates will likely be re-pegged at lower levels.

Finance Cost

The net finance cost incurred during 2001 was HK$427.3 million, almost unchanged from the HK$426.1 million recorded in 2000. Substantially lower interest rates had more or less offset the effects of the higher debt level arising from property acquisitions. In addition, HK$244.2 million of finance cost relating to the Mongkok Project was capitalized, down from HK$424.3 million for 2000. Lower interest rates were a key factor. The 2000 figure also included a one-time charge of HK$101 million, representing up-front loan arrangement fees.

Liquidity and Debt Maturity Profile

As of 31st December 2001, we had cash, bank deposits and secured but undrawn loan facilities totalling HK$5,554.3 million. The vast majority of our loan facilities are medium-term in nature and are secured by properties with a comfortable value coverage. Their continuing availability is therefore well assured. The following is a profile of the maturity of our outstanding debts as of 31st December 2001.

Within 1 year	17.8%
1 - 2 years	13.8%
3 - 5 years	58.8%
More than 5 years	9.6%

Convertible Bonds

Convertible bonds in the equivalent of HK$1.2 billion were redeemed in full upon their maturity in April 2001.

Pledge of Assets

At 31st December 2001, the Group's properties with a total carrying value of approximately HK$27,773 million (2000: HK$27,918 million) together with assignments of sales proceeds, insurance proceeds, rental income, revenues and all other income generated from the relevant properties and deposits of approximately HK$95.4 million (2000: HK$104.2 million) were mortgaged or pledged to secure credit facilities granted to the Group.

Commitments and Contingent Liabilities

The Group

At 31st December 2001, the Group had commitments and contingent liabilities not provided for in these financial statements, as follows:

(a) estimated expenditure in respect of property under development amounting to approximately HK$3,706.7 million (2000: HK$3,954.9 million) of which approximately HK$3,255.3 million (2000: HK$468.6 million) were contracted for;

(b) authorised capital expenditure amounting to approximately HK$43.5 million (2000: HK$716.3 million) of which approximately HK$18.8 million (2000: HK$629.4 million) were contracted for; and

(c) commitments under foreign exchange future contracts to sell approximately HK$143.9 million (2000: HK$879.1 million) at fixed exchange rates.

The Company

At 31st December 2001, the Company had issued corporate guarantees to certain banks in respect of credit facilities drawn by its subsidiaries amounting to approximately HK$9,248 million (2000: HK$6,932.8 million).

Other than set out above, the Group and the Company did not have any significant commitments and contingent liabilities at 31st December 2001.

OUTLOOK

It is unlikely that there will be any significant improvement in operating conditions for our office and hotel businesses in the first half of 2002. However there are early signs that the U.S. economy may be on a recovery path. Such recovery should have favourable implications on the global economy in the second half of the year.

The present weakness in the Hong Kong office market has largely been the result of a contraction in demand. Unlike the previous market trough of 1998/99, when unprecedented large supplies of new office space drove down the market, the supply of office space in the next few years will be way below historical average levels. The new completion pipeline will be particularly short in 2004 and 2005. Subsequent to September 11, many multinational corporations have downsized to the bare-bone. Once the economic recovery takes hold, it should result in a sharp rebound in demand for prime office space in Hong Kong.

Recent statistics have shown a bounce back in tourist arrivals in Hong Kong. With the loosening of tourist travel restrictions from the Mainland, these increasingly affluent Mainland travellers should provide a welcome boost in demand for hotel rooms in Hong Kong. Occupancy at our two Hong Kong hotels has held up very well even in this down market. There should be room for better pricing as demand increases in the coming year. Our international hotels are all located in prime districts in major cities. Their business should also benefit from a global economic recovery as most of them are business travel oriented.

In the mean time we will focus on development of the Mongkok project. While prudently managing the costs of this landmark development, we are committed to delivering a high level of quality that will make this one of the most exciting retail, hotel and office complexes in Hong Kong.

STAFF

The total number of employees in the Group was 2,656 as of 31st December 2001. In addition to salary payment, other benefits include discretionary bonus, education allowance, insurance, medical scheme and provident fund schemes. Certain terms of the Executive Share Option Scheme adopted in June 1999, in which senior employees (including executive directors) are entitled to participate, were amended on 20th December 2001 with the name of this share option scheme changed to Great Eagle Holdings Limited Share Option Scheme.

Finally, I would like to take this opportunity to address my sincere gratitude to my fellow Directors for their guidance and to all staff members for their hard-work contributed to the Group in the past year.

LO Ying Shek
Chairman

Hong Kong, 12th March 2002

DIRECTORS

Mr. LO Ying Shek, aged 89, has been Chairman and Managing Director since establishment of the Group in 1963 and has been actively involved in property development and investment, and building construction in Hong Kong for more than 40 years.

Madam LO TO Lee Kwan, aged 82, has been a Director of the Group since 1963. She is the wife of the Chairman, Mr. LO Ying Shek.

Dr. LO Ka Shui, aged 55, has been a member of the Board since 1980 and is now Deputy Chairman and Managing Director of the Group. He is a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited and Chairman of the Listing Committee of Growth Enterprise Market, a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, a Member of Long Term Housing Strategy Advisory Committee and a member of the Council of Advisors on Innovation and Technology and Chairman of the Hospital Authority. Dr. LO is a son of the Chairman, Mr. LO Ying Shek. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He is certified in cardiology. He has more than 22 years' experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. LO Kai Shui, aged 42, was appointed to the Board in 1984 and is now Deputy Managing Director of the Group. He is a part-time member of the Central Policy Unit of the Government of the Hong Kong Special Administrative Region. Mr. LO is a son of the Chairman, Mr. LO Ying Shek. He graduated from Columbia University with a Bachelor's Degree in Engineering. He has more than 19 years' experience in property development and investment, and building construction.

***Mr. Brian Shane McELNEY**, aged 69, is a retired solicitor and was born in Hong Kong. He has been a Director of the Group since 1972. Before his retirement in 1992, he was a consultant with Johnson, Stokes & Master, a leading solicitor's firm in Hong Kong, and from April 1971 to 31st March 1983, was senior partner of that firm.

***Mr. CHENG Hoi Chuen, Vincent**, aged 53, was appointed a Director in 1994. He is the Vice-Chairman and Chief Executive of Hang Seng Bank Limited, and a Director of The Hongkong and Shanghai Banking Corporation Limited and Kowloon-Canton Railway Corporation. He is also Chairman of the Process Review Panel for the Securities and Futures Commission, Vice President and Chairman of the Hong Kong Institute of Bankers and a member of the Long Term Housing Strategy Advisory Committee. He graduated from The Chinese University of Hong Kong with B.S.Sc. and from The University of Auckland with a Master's Degree in Philosophy (Economics).

***Professor WONG Yue Chim, Richard**, aged 49, was appointed a Director in 1995. He is a Professor in the School of Economics and Finance and the Director of the School of Business at the University of Hong Kong. He is also a member of the Economic Advisory Committee of the Government of the Hong Kong Special Administrative Region, the Exchange Fund Advisory Committee, the Housing Authority and the University Grants Committee of Hong Kong. Professor WONG studied economics at the University of Chicago and graduated with a Master of Arts Degree and a Doctorate in Philosophy.

Mr. LO Hong Sui, Antony, aged 60, was appointed a Director of the Group in 1967. He has been actively involved in property development, construction and investment for more than 33 years. Mr. LO is a son of the Chairman, Mr. LO Ying Shek. He graduated from the University of New South Wales with a Bachelor's Degree in Commerce.

Madam LAW Wai Duen, aged 65, has been a Director of the Group since 1963. She graduated from the University of Hong Kong with a Bachelor's Degree in Arts and has been actively involved in the Group's property development and investment in Hong Kong for more than 37 years. She is a daughter of the Chairman, Mr. LO Ying Shek.

Mr. LO Hong Sui, Vincent, aged 53, has been a Director of the Group since 1970. He is the founder of the Shui On Group which is engaged in property development, construction and construction materials industries in Hong Kong, the Chinese Mainland and North America. He is the Chairman of Shui On Construction and Materials Limited. Mr. LO is a son of the Chairman, Mr. LO Ying Shek.

Dr. LO Ying Sui, Archie, aged 49, has been a Director since 1993. Dr. LO is a son of the Chairman, Mr. LO Ying Shek, and is a practising cardiologist.

Mr. KAN Tak Kwong, aged 50, joined the Group in 1981 and was appointed a Director in 1988. He graduated from The Chinese University of Hong Kong with a Master's Degree in Business Administration and is a member of various professional societies including the Hong Kong Society of Accountants. Mr. KAN has more than 26 years' experience in finance, accounting and administration in the real estate, finance and construction industries.

** Independent Non-Executive Directors*

Note : As at 31st December 2001, Shui Sing Holdings Limited ("SSHL"), Shui Sing (BVI) Limited ("SS (BVI)"), Shui Sing Company, Limited ("SSCL") and Galtee Investment Limited ("Galtee") have interests in the share capital of the Company which were disclosed to the Company and The Stock Exchange of Hong Kong Limited under the provision of part II of the Securities (Disclosure of Interests) Ordinance of Hong Kong. Mr. LO Ying Shek, Madam LO TO Lee Kwan, Dr. LO Ka Shui, Mr. LO Kai Shui, Madam LAW Wai Duen and Dr. LO Ying Sui, Archie are Directors of SSHL, SSCL and Galtee. Mr. LO Hong Sui, Vincent is a Director of SSCL. Dr. Lo Ka Shui and Mr. Lo Kai Shui are Directors of SS (BVI).

SENIOR MANAGEMENT

Mr. TONG Chun Wan, aged 54, joined the Group in 1983 and is now an Assistant Director. He is also the Managing Director of The Great Eagle Development and Project Management Limited. He graduated from the University of Hong Kong with a Bachelor's Degree in Architectural Studies and a Bachelor's Degree in Architecture. He is a registered architect with the Architect's Registration Board, Hong Kong. Mr. TONG has over 23 years' experience in property development and project management in Hong Kong, Mainland China and overseas.

Mr. LEE Ching Ming, Adrian, aged 50, joined the Group in 1994 as an Assistant Director. He is responsible for finance, investment and corporate communications. As a Director and the General Manager of The Great Eagle Estate Agents Limited, he is also responsible for the marketing, leasing and sales of the Group's properties. He graduated from the University of Hong Kong with a Bachelor of Social Sciences Degree. Before joining the Group, Mr. LEE had worked in a major international bank for over 20 years.

Miss NG Yin San, Regina, aged 45, joined the Group in 1993 as an Assistant Director. She is responsible for the negotiation and general handling of commercial investments and projects, and overseeing the legal matters of the Group. She holds graduate and post-graduate qualifications in law from the University of Hong Kong and the University of London. Before joining the Group, Miss NG practised as solicitor for more than 10 years.

Mr. MOK Siu Bun, Terry, aged 48, joined the Group in 1981 and is now the Group's Financial Controller. He has a Master's Degree in Business Administration and has over 20 years' experience in accounting and finance in the real estate industry.

Mr. LAM Chin To, Toby, aged 53, joined the Group in 2000 as Vice President, Finance and Administration at the hotels division overseeing its Financial and Business development activities. He resigned in December 2001.

Mr. SO Yiu Wah, Eric, aged 58, rejoined the Group in 2002 as Hotel Executive Vice President. He has extensive experience of international hotel management over 30 years.

Mr. Kevin Brendan MURPHY, aged 56, joined the Group in 1995 and is responsible for the international hotel expansion of the Group. With over 29 years' international experience on the five continents gained in senior corporate positions with several major hotel operating and owning companies, he is now the Vice President of International Operations and Development of the Group's hotels division focusing on international operations and future growth.

Mr. CHEUNG Tai Ming, Ringo, aged 40, joined the Group in 1986 and is now the Managing Director of Toptech Co. Limited, the Group's wholly-owned subsidiary, which is involved in the trading of building and architectural products in Hong Kong and Mainland China, an area in which Mr. CHEUNG has extensive experience.

Mr. TSANG Yiu Wing, Peter, aged 51, joined the Group in 1994 as Company Secretary. He is responsible for the Group's company secretarial matters and also responsible for personnel, office administration and insurance matters in the Group's head office. Mr. TSANG is a Fellow of both The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Company Secretaries and is also a member of the Company Secretaries Panel in the latter Institute. He has 21 years' experience in company secretarial practice.

The Directors have pleasure in presenting their annual report together with the audited financial statements for the year ended 31st December 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding.

The principal activities of the subsidiaries are property development, property investment, hotel and restaurant operation, trading of building materials, share investment, provision of management and maintenance services, property management and insurance agency.

RESULTS AND DIVIDENDS

The results of the Group for the year are set out in the consolidated income statement. Dividends paid and proposed for the year are set out in note 11 to the financial statements.

RESERVES

Movements during the year in the reserves of the Group and the Company are set out in note 25 to the financial statements.

FIVE YEARS' FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past five financial years is set out in Appendix II.

FIXED ASSETS

The movements in the fixed assets of the Group during the year are set out in note 13 to the financial statements.

Details of the major interests in properties of the Group at 31st December 2001 are set out in Appendix I.

SHARE CAPITAL

The movements in share capital of the Company during the year are set out in note 24 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year ended 31st December 2001, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

SHARE OPTION SCHEME

In accordance with the Company's Executive Share Option Scheme (the "Scheme"), which was adopted pursuant to an ordinary resolution passed on 10th June 1999, the Board of Directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company. Pursuant to an ordinary resolution passed on 20th December 2001, certain terms of the Scheme were amended with its name changed to Great Eagle Holdings Limited Share Option Scheme.

Summary of the Scheme

1. The purpose of the Scheme is to motivate officers, employees, associates, agents and contractors of the Company or any subsidiary and to allow them to participate in the growth of the Company.

2. Participants of the Scheme include any person the Board may select to be offered an option, subject to compliance with applicable laws, including, without limitation, any full-time or part-time employee of the Company or any subsidiary, any executive or non-executive director of the Company or any subsidiary and any associate, agent or contractor of the Company or any subsidiary.

3. The maximum number of shares of $0.50 each of the Company (the "Shares") in respect of which options may be granted (together with options exercised and options then outstanding) under the Scheme, when aggregated with any number of Shares subject to any other schemes, will be such number of Shares as shall represent 10% of the issued share capital of the Company on the date of adoption of the Scheme. Excluding the number of Shares to be issued upon exercise of the outstanding options granted under the previous share option scheme, the total number of Shares available for issue under the Scheme is 51,862,853 Shares, representing approximately 9% of the Company's issued share capital as at 26th March 2002, the latest practicable date before the date of despatch of the 2001 annual report.

4. No option may be granted to any one Participant under the Scheme which if exercised in full would result in the total number of Shares already issued and issuable to him under all the options previously granted and to be granted to him in any 12-month period up to the proposed date of the latest grant exceeding 1% of the Company's Shares in issue.

5. The period within which the Shares must be taken up under an option is 36 months commencing on the expiry of 24 months after the date upon which the option is deemed to be granted and accepted and expiring on the last day of the 36 months period.

SHARE OPTION SCHEME (Cont'd)

Summary of the Scheme (Cont'd)

6. The minimum period within which an option must be held before it can be exercised is the 24 months referred to in paragraph (5) above.

7. Any participant who accepts an offer of the grant of an option in accordance with the terms of the Scheme shall pay to the Company $1.00 by way of consideration for the grant thereof within a period of 28 days from the date on which an option is offered to the participant.

8. The subscription price, the price per Share at which a grantee may subscribe for Shares on the exercise of an option, shall be the higher of (i) the last dealt price of the Shares quoted in The Stock Exchange of Hong Kong Limited's (the "Stock Exchange") daily quotations sheet on the date of offer of an option, which must be a business day (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Stock Exchange Listing Rules")), and (ii) the average of the last dealt prices of the Shares quoted in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the said offer date, provided that the subscription price shall in no event be less than the nominal value of a Share.

9. The Scheme has a life of 10 years and will expire on 10th June 2009.

Particulars of share options granted to the Company's employees (including Executive Directors) as required to be disclosed according to the Stock Exchange Listing Rules are as follows:

	No. of Options	No. of Shares Comprising the Options	Date of Grant	Vesting Period	Exercise Period	Subscription Price per Share ($)
Outstanding Options at 01/01/2001	24	799,000	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	27	670,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	19	1,704,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	31	541,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	38	729,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	139	4,443,000				

SHARE OPTION SCHEME (Cont'd)

	No. of Options	No. of Shares Comprising the Options	Date of Grant	Vesting Period	Exercise Period	Subscription Price per Share ($)
Options Granted	45	1,110,000	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
Options Exercised	(2)	(93,000)	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	(8)	(32,000)	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
Options Cancelled	(1)	(16,000)	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	(1)	(6,000)	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	(1)	(6,000)	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
Options Lapsed	(24)	(799,000)	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	147	4,601,000				
Outstanding Options at 31/12/2001	26	654,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	17	1,611,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	23	509,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	37	723,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	44	1,104,000	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
	147	4,601,000				

SHARE OPTION SCHEME (Cont'd)

Notes:

(i) Options granted in the years of 1996 to 1999 were granted under the previous Executive Share Option Scheme which expired on 16th March 1999. Options granted in 2000 and 2001 were granted under the Scheme adopted on 10th June 1999.

(ii) Consideration paid for each grant of option was $1.00.

(iii) The closing price of Shares quoted on the Stock Exchange on 15th January 2001, being the date immediately before the date (16th January 2001) on which share options were granted, was $15.45.

(iv) The weighted average closing price of Shares immediately before the dates on which the options were exercised during the year was $11.29.

(v) Value of the share options granted during the year is not disclosed as such value was considered immaterial as compared to the total market value of Shares in issue.

DIRECTORS

The Directors of the Company during the year and up to the date of this report were:

Mr. LO Ying Shek
Madam LO TO Lee Kwan
Dr. LO Ka Shui
Mr. LO Kai Shui
Mr. Brian Shane McELNEY*
Mr. CHENG Hoi Chuen, Vincent*
Professor WONG Yue Chim, Richard*
Mr. LO Hong Sui, Antony
Madam LAW Wai Duen
Mr. LO Hong Sui, Vincent
Dr. LO Ying Sui, Archie
Mr. KAN Tak Kwong

**Independent Non-Executive Directors*

In accordance with the Company's Bye-Laws, Mr. LO Kai Shui, Mr. LO Hong Sui, Vincent and Mr. CHENG Hoi Chuen, Vincent shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The term of office of each Independent Non-Executive Director is the period up to his retirement by rotation in accordance with the Company's Bye-Laws.

DIRECTORS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31st December 2001, the interests of the Directors and their associates in the securities of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance of Hong Kong ("SDI Ordinance") were as follows:

		Number of shares held				
	Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total
The Company	LO Ying Shek	4,994,725	–	–	–	4,994,725
	LO TO Lee Kwan	–	–	–	–	–
	LO Ka Shui	6,006,711	–	6,636,557 Note (5)	298,561,042 Note (1)	311,204,310
	LO Kai Shui	–	–	671,523 Note (6)	298,561,042 Note (1)	299,232,565
	Brian Shane McELNEY	14,000	–	–	–	14,000
	CHENG Hoi Chuen, Vincent	–	10,000	–	–	10,000
	WONG Yue Chim, Richard	–	–	–	–	–
	LO Hong Sui, Antony	2,729	–	–	–	2,729
	LAW Wai Duen	238,402	–	–	298,561,042 Note (1)	298,799,444
	LO Hong Sui, Vincent	276	–	–	–	276
	LO Ying Sui, Archie	3,805,046	3,662	300,000 Note (7)	298,561,042 Note (1)	302,669,750
	KAN Tak Kwong	314,503	–	–	–	314,503
Subsidiary company						
Century Faith Investment Limited (In Memers' Voluntary Winding Up)	LO Hong Sui, Vincent	–	–	2 Note (8)	–	2

DIRECTORS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY AND ASSOCIATED CORPORATIONS (Cont'd)

Particulars of share options granted to Directors (some are also substantial shareholders) under the Company's share option schemes as required to be disclosed according to the Stock Exchange Listing Rules are as follows:

LO Ying Shek

	No. of Options	No. of Shares Comprising the Options	Date of Grant	Vesting Period	Exercise Period	Subscription Price per Share ($)
Outstanding Options at 01/01/2001	1	150,000	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	1	120,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	1	300,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	1	120,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	1	130,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	5	820,000				
Options Granted	1	180,000	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
Options Exercised	Nil	N/A	N/A	N/A	N/A	N/A
Options Cancelled	Nil	N/A	N/A	N/A	N/A	N/A
Options Lapsed on 09/05/2001	(1)	(150,000)	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
Outstanding Options at 31/12/2001	5	850,000				

DIRECTORS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY AND ASSOCIATED CORPORATIONS (Cont'd)

LO Ka Shui

	No. of Options	No. of Shares Comprising the Options	Date of Grant	Vesting Period	Exercise Period	Subscription Price per Share ($)
Outstanding Options at 01/01/2001	1	150,000	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	1	120,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	1	300,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	1	120,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	1	130,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	5	820,000				
Options Granted	1	180,000	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
Options Exercised	Nil	N/A	N/A	N/A	N/A	N/A
Options Cancelled	Nil	N/A	N/A	N/A	N/A	N/A
Options Lapsed on 09/05/2001	(1)	(150,000)	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
Outstanding Options at 31/12/2001	5	850,000				

DIRECTORS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY AND ASSOCIATED CORPORATIONS (Cont'd)

LO Kai Shui

	No. of Options	No. of Shares Comprising the Options	Date of Grant	Vesting Period	Exercise Period	Subscription Price per Share ($)
Outstanding Options						
at 01/01/2001	1	150,000	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	1	120,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	1	300,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	1	120,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	1	130,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	5	820,000				
Options Granted	1	180,000	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
Options Exercised	Nil	N/A	N/A	N/A	N/A	N/A
Options Cancelled	Nil	N/A	N/A	N/A	N/A	N/A
Options Lapsed						
on 09/05/2001	(1)	(150,000)	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
Outstanding Options						
at 31/12/2001	5	850,000				

DIRECTORS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY AND ASSOCIATED CORPORATIONS (Cont'd)

KAN Tak Kwong

	No. of Options	No. of Shares Comprising the Options	Date of Grant	Vesting Period	Exercise Period	Subscription Price per Share ($)
Outstanding Options						
at 01/01/2001	1	60,000	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	1	50,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	1	450,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	1	25,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	1	50,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	5	635,000				
Options Granted	1	130,000	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
Options Exercised	Nil	N/A	N/A	N/A	N/A	N/A
Options Cancelled	Nil	N/A	N/A	N/A	N/A	N/A
Options Lapsed						
on 09/05/2001	(1)	(60,000)	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
Outstanding Options						
at 31/12/2001	5	705,000				

DIRECTORS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY AND ASSOCIATED CORPORATIONS (Cont'd)

Other than as disclosed above, none of the Directors nor their associates had any interest in any securities of the Company or its associated corporations as defined in the SDI Ordinance. Furthermore, none of the Directors nor any of their spouses or children under the age of 18 had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE COMPANY

As at 31st December 2001, the following Shareholders, not being Directors of the Company, were recorded in the register kept pursuant to Section 16(1) of SDI Ordinance as having an interest in 10% or more of the issued share capital of the Company:

Name of Shareholder	Number of shares	Notes
LO Hung Suen	298,561,042	(1)
LO Wai Ki, Gwen	301,640,070	(1)
Shui Sing Company, Limited	81,300,957	(2)
Galtee Investment Limited	93,702,380	(2)
Shui Sing Holdings Limited	248,306,504	(3)
Shui Sing (BVI) Limited	248,306,504	(3)
HSBC Group*	298,835,042	(4)

* HSBC Group included HSBC Holdings plc and its subsidiaries, namely, HSBC Finance (Netherlands), HSBC Holdings B.V., HSBC Investment Bank Holdings B.V., HSBC International Trustee Limited, The Hongkong and Shanghai Banking Corporation Limited, Hang Seng Bank Limited, HSBC Investment Bank Holdings plc, HSBC Asset Management Limited, HSBC Asset Management (Europe) Limited and HSBC Asset Management (Taiwan) Limited.

Notes:

(1) The 298,561,042 shares of Dr. LO Ka Shui, Mr. LO Kai Shui, Madam LAW Wai Duen, Dr. LO Ying Sui, Archie and Madam LO Hung Suen and 298,561,042 of the 301,640,070 shares of Madam LO Wai Ki, Gwen were the same parcel of shares.

(2) The 81,300,957 shares held by Shui Sing Company, Limited and the 93,702,380 shares held by Galtee Investment Limited duplicated with the interests described in Note (3). Both of these companies were direct wholly-owned subsidiaries of Shui Sing (BVI) Limited which was a direct wholly-owned subsidiary of Shui Sing Holdings Limited.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE COMPANY (Cont'd)

(3) These 248,306,504 shares held by Shui Sing Holdings Limited and Shui Sing (BVI) Limited were the same parcel of shares and were duplicated in the interests described in Note (1).

(4) 298,561,042 shares of the 298,835,042 shares were the same parcel of shares as described in Note (1). HSBC International Trustee Limited ("HKIT"), as trustee of a discretionary trust in which the persons mentioned in Note (1) are the beneficiaries, were interested and/or deemed to be interested in the said 298,561,042 shares. HKIT was also the trustee of other discretionary trusts which was holding the remaining shares.

(5) The 6,636,557 shares were held by a company in which Dr. LO Ka Shui had entire interest.

(6) The 671,523 shares were held by a company in which Mr. LO Kai Shui had entire interest.

(7) The 300,000 shares were held by a company in which Dr. LO Ying Sui, Archie had entire interest.

(8) The 2 shares in Century Faith Investment Limited (In Members' Voluntary Winding Up) were held by a company in which Mr. LO Hong Sui, Vincent was interested.

DIRECTORS' INTEREST IN CONTRACTS

Save as disclosed under connected transactions below, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

Mongkok Urban Renewal Scheme

Supplemental Agreement to Site B Foundation Contract

Renaissance City Development Company Limited (the "Developer"), a wholly-owned subsidiary of the Company, entered into a Foundation Contract dated 21st December 1999 (the "Foundation Contract") whereby Sun Fook Kong Holdings Limited ("SFK") was appointed to carry out certain foundation works for Site B of the Mongkok project for a total consideration of approximately $139.61 million. As the transaction constituted a connected transaction for the Company, under the Stock Exchange Listing Rules, an announcement was made on 21st December 1999 and the transaction was disclosed in the 1999 Annual Report.

Due to extreme site difficulties, it was necessary to redesign certain parts of the works. For this purpose, a Supplemental Agreement dated 7th September 2001 (the "Supplemental Agreement") was made between the Developer and SFK whereby SFK was given an extension time of 311 days and paid an additional sum of approximately $29 million.

CONNECTED TRANSACTIONS (Cont'd)

Mongkok Urban Renewal Scheme (Cont'd)

The contract sum of approximately $29 million under the Supplemental Agreement and the aggregate contract sum of $169 million under the Foundation Contract as supplemented by the Supplemental Agreement represented 0.17% and 0.97% respectively of the audited consolidated net tangible asset value of the Company as at 31st December 2000. An announcement was made on 7th September 2001. Almost all of the works under the Foundation Contract as supplemented by the Supplemental Agreement was completed in November 2001 (and superstructure work was commenced in December 2001) but certain minor outstanding works remain to be completed by the end of March 2002.

Main Contract

By an agreement dated 12th November 2001 (the "Main Contract"), the Developer appointed SFK as the main contractor for construction of the superstructure of the Mongkok project comprising an office/retail/hotel complex and associated basement excavation for the retail portion for a consideration of $3,110 million. The works under the Main Contract were expected to be completed by December 2003.

As the contract sum of S3,110 million represented approximately 17.37% of the consolidated net tangible asset value of the Company as at 30th June 2001, the transaction (the "Transaction") contemplated by the Main Contract constituted a discloseable transaction for the Company under the Stock Exchange Listing Rules.

As at 9th November 2001, certain members of the Lo Ying Shek family and their related trusts and companies (the "LYS Group") were interested in shares representing in aggregate approximately 62.48% of the issued shares of the Company. SFK was owned as to 95.92% and controlled by certain members of the LYS Group. In view of the interest of the LYS Group in the Agreement, the Transaction constituted connected transactions for the Company under the Stock Exchange Listing Rules and was subject to the approval by the independent shareholders at a special general meeting.

An announcement for the Transaction was made on 12th November 2001 and a circular to shareholders dated 1st December 2001 containing detail of the Transaction and a notice convening a special general meeting on 20th December 2001 was issued to shareholders of the Company. The Transaction was approved by the independent shareholders of the Company at the said special general meeting.

ARRANGEMENTS TO ACQUIRE SHARES OR DEBENTURES

Except for the Great Eagle Holdings Limited Share Option Scheme (formerly known as Executive Share Option Scheme) established by the Company, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SERVICE CONTRACTS

There is no service contract with a Director which is not determinable by the Company within one year without payment of compensation (other than statutory compensations).

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws although there is no statutory restriction against such rights under the laws in Bermuda.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the sales and purchases attributable to the Group's five largest customers and suppliers were less than 30% of total sales and purchases respectively.

CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31st December 2001 with the Code of Best Practice as set out in Appendix 14 of the Stock Exchange Listing Rules.

DONATIONS

Donations made by the Group for charitable and other purposes amounted to $252,950.

AUDITORS

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board
LO Ying Shek
Chairman

Hong Kong, 12th March 2002

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting of Members of Great Eagle Holdings Limited ("the Company") will be held at the Penthouse, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong on Thursday, 9th May 2002 at 3:00 p.m. for the purpose of transacting the following business:

As Ordinary Business

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors of the Company for the year ended 31st December 2001.

2. To declare the payment of a Final Dividend.

3. To elect Directors in place of those retiring.

4. To fix a maximum number of Directors and authorise the Directors to appoint additional Directors up to such maximum number.

5. To fix Directors' fees.

6. To appoint Auditors and authorise the Directors to fix their remuneration.

As Special Business

7. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase the shares of the Company ("Shares"), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased or repurchased by the Company on The Stock Exchange of Hong Kong Limited, or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases, pursuant to the authority in paragraph (a) above, shall not exceed 10 per cent of the aggregate nominal amount of the Shares in issue at the date of passing this Resolution, and the said authority shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) (or any other applicable law of Bermuda) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting."

(B) "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional Shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above, shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the authority in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other participants of such option scheme or arrangement of shares or rights to acquire Shares or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent of the aggregate nominal amount of the Shares in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the members of the Company) the aggregate nominal amount of Shares purchased or repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the Shares in issue at the date of passing this Resolution), and the said authority shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) (or any other applicable law of Bermuda) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(C) "THAT the Directors be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 7(B) in the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

By Order of the Board
TSANG Yiu Wing, Peter
Company Secretary

Hong Kong, 12th March 2002

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office:
33rd Floor, Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the Company.

2. In order to be valid, forms of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at 33rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjournment thereof.

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December 2001

(Expressed in Hong Kong Dollars)

	Notes	2001 $'000	2000 $'000
Turnover		2,677,251	2,899,181
Cost of sales and operating costs		(1,394,426)	(1,564,513)
Gross profit		1,282,825	1,334,668
Other revenue	5	72,384	76,798
Administrative expenses		(122,583)	(111,610)
Other operating expenses		(109,473)	(64,374)
Profit from operations	6	1,123,153	1,235,482
Finance costs	7	(463,569)	(460,448)
Share of results of associates		(13,263)	(11,787)
Profit before taxation		646,321	763,247
Taxation	9	(108,279)	(99,630)
Profit after taxation		538,042	663,617
Minority interests		(30,743)	(40,664)
Profit attributable to shareholders	10	507,299	622,953
Dividends	11	121,213	165,690
Basic earnings per share	12	$0.90	$1.13
Diluted earnings per share	12	$0.90	$1.13

BALANCE SHEETS

At 31st December 2001

(Expressed in Hong Kong Dollars)

		THE GROUP		THE COMPANY	
		2001	2000	**2001**	2000
	Notes	***$'000***	*$'000*	***$'000***	*$'000*
ASSETS					
Non-current assets					
Fixed assets	13	**27,809,250**	27,961,846	**–**	–
Other assets	14	**–**	8,196	**–**	–
Interests in subsidiaries	15	**–**	–	**5,669,311**	5,282,315
Interests in associates	16	**3,018**	44,604	**–**	–
Other investments	17	**23,409**	44,919	**–**	–
Pledged bank deposits	18	**95,414**	104,156	**–**	–
		27,931,091	28,163,721	**5,669,311**	5,282,315
Current assets					
Inventories	19	**57,050**	58,271	**–**	–
Debtors, deposits and prepayments	20	**323,639**	534,478	**184**	182
Bank balances and cash		**709,859**	535,421	**1,247**	1,260
		1,090,548	1,128,170	**1,431**	1,442
		29,021,639	29,291,891	**5,670,742**	5,283,757

	Notes	THE GROUP 2001 $'000	THE GROUP 2000 $'000	THE COMPANY 2001 $'000	THE COMPANY 2000 $'000
LIABILITIES					
Current liabilities					
Creditors, deposits and accruals	21	**564,810**	562,058	**1,707**	1,655
Borrowings due within one year	22	**2,195,301**	2,302,161	**–**	–
Provision for taxation		**183,787**	208,592	**–**	–
		2,943,898	3,072,811	**1,707**	1,655
Non-current liabilities					
Borrowings due after one year	22	**10,155,374**	7,506,902	**–**	–
Deferred taxation	23	**173,470**	173,289	**–**	–
		10,328,844	7,680,191	**–**	–
		13,272,742	10,753,002	**–**	–
MINORITY INTERESTS		**625,652**	1,036,549	**–**	–
		13,898,394	11,789,551	**1,707**	1,655
NET ASSETS		**15,123,245**	17,502,340	**5,669,035**	5,282,102
REPRESENTED BY					
Share capital	24	**288,584**	276,052	**288,584**	276,052
Reserves	25	**14,834,661**	17,226,288	**5,380,451**	5,006,050
TOTAL SHAREHOLDERS' FUNDS		**15,123,245**	17,502,340	**5,669,035**	5,282,102

The financial statements on pages 38 to 94 were approved and authorised for issue by the Board of Directors on 12th March 2002 and are signed on its behalf by:

LO Ka Shui
Director

LO Kai Shui
Director

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31st December 2001

(Expressed in Hong Kong Dollars)

	2001	2000
	$'000	*$'000*
Revaluation (decrease) increase in investment and hotel properties	**(3,022,372)**	1,192,156
Revaluation decrease in investments in securities	**(11,555)**	(350)
Exchange differences arising on translation of overseas operations	**(51,329)**	(52,607)
Net (losses) gains not recognised in the income statement	**(3,085,256)**	1,139,199
Profit attributable to shareholders	**507,299**	622,953
Total net recognised (losses) gains	**(2,577,957)**	1,762,152
Prior period adjustments arising from the effect of changes		
in accounting policies (see note 2)		
Increase in retained profits at 1st January 2000	**–**	109,280

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December 2001

(Expressed in Hong Kong Dollars)

	Notes	2001 $'000	2000 $'000
Net cash inflow from operating activities	26	**1,309,177**	963,908
Returns on investments and servicing of finance			
Interest received		**31,302**	34,743
Interest paid		**(615,652)**	(685,661)
Dividends received from unlisted investments		**7,303**	6,044
Dividends received from listed investments		**74**	76
Dividends received from associates		**4,934**	42,602
Dividends paid to shareholders		**(67,494)**	(101,009)
Dividends paid to minority shareholders		**(109)**	(95,776)
Net cash outflow from returns on investments and servicing of finance		**(639,642)**	(798,981)
Taxation			
Hong Kong Profits Tax paid		**(75,809)**	(29,157)
Hong Kong Profits Tax refunded		**33**	21
Other jurisdictions tax paid		**(60,484)**	(62,301)
Net tax paid		**(136,260)**	(91,437)

	Notes	2001 $'000	2000 $'000
Investing activities			
Purchase of fixed assets		**(1,356,715)**	(978,846)
Proceeds on disposal of fixed assets		**251,860**	547,971
Acquisition of subsidiaries	27	**(1,641,783)**	–
Investments in associates		**(1,559)**	(13,440)
Consideration for acquisition of additional interest in subsidiaries		**–**	(65,154)
Capital return from other investment		**11,699**	–
Increase in other investments		**(624)**	(49,510)
Decrease in pledged deposits		**8,742**	16,784
Net cash outflow from investing activities		**(2,728,380)**	(542,195)
Net cash outflow before financing		**(2,195,105)**	(468,705)
Financing	28		
Issue of shares		**869**	4,168
Share issue expenses		**(66)**	(66)
Change in equity holding and net repayment to minority shareholders		**(242,125)**	(27,267)
New long-term loans		**4,858,041**	2,881,908
Repayments of long-term loans		**(962,756)**	(2,488,157)
Redemption of convertible bonds		**(1,204,136)**	–
Net cash inflow from financing		**2,449,827**	370,586
Increase (decrease) in cash and cash equivalents		**254,722**	(98,119)
Effect of foreign exchange rates changes		**(17,644)**	10,996
Cash and cash equivalents at the beginning of the year		**372,316**	459,439
Cash and cash equivalents at the end of the year	30	**609,394**	372,316

(Expressed in Hong Kong Dollars)

1. GENERAL

The Company is a company incorporated in Bermuda with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activity of the Company is investment holding.

The principal activities of the subsidiaries are property development, property investment, hotel and restaurant operation, trading of building materials, share investment, provision of management and maintenance services, property management and insurance agency.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/CHANGES IN ACCOUNTING POLICIES

In current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants. Adoption of these SSAPs does not have any significant effect on current or prior period's financial statements except for the following SSAPs:

SSAP 9 (Revised)	Events after the Balance Sheet Date
SSAP 14 (Revised)	Leases
SSAP 26	Segment Reporting
SSAP 28	Provisions, Contingent Liabilities and Contingent Assets
SSAP 30	Business Combinations

In accordance with SSAP 9 (Revised), dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment of an increase in retained profits by approximately $109,280,000.

The adoption of SSAP 14 (Revised) has not resulted in any significant changes to the accounting treatment adopted for leases and accordingly, no prior period adjustment has been required. Disclosure for the Group's leasing arrangements have been modified so as to comply with the new disclosure requirements of SSAP 14 (Revised). Comparative amounts have been restated to achieve a consistent presentation.

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26. Segment disclosures for the year ended 31st December 2000 have been amended so that they are presented on a consistent basis.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE/CHANGES IN ACCOUNTING POLICIES (Cont'd)

In previous years, the Company's accounting policy for major repairs and renewals required that an amount be set aside annually to meet the costs of anticipated major refurbishments. Under SSAP 28, provisions overprovided in previous years have been derecognised and credited to the income statement in the current year. There were no significant financial effect in the current and prior years' financial statements.

In the current year, the Group has adopted SSAP 30 and has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, goodwill arising on acquisitions prior to 1st January 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1st January 2001 will be credited to income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.

Goodwill arising on acquisition of subsidiaries after 1st January 2001 is capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisition of subsidiaries after 1st January 2001 is presented as a deduction from non-current assets and will be released to income statement based on an analysis of the circumstances from which the balance resulted.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment and hotel properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary and is capitalised and amortised over its estimated useful life. Negative goodwill, which represents the excess over the purchase consideration of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary, is presented as a deduction from the non-current assets and will be released to income statement based on an analysis of the circumstances from which the balance resulted.

Any premium or discount arising on the acquisition of interests in associates, representing the excess or shortfall respectively of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the associates at the date of acquisition, is dealt with in the interest in associates.

On the disposal of an investment in a subsidiary or an associate, the attributable amount of unamortised goodwill or unreleased negative goodwill is included in the determination of the profit or loss on disposal.

Turnover

Turnover represents the aggregate of gross rental income, income from hotel and restaurant operations, proceeds from sales of building materials, property management and maintenance income and agency commission.

Revenue recognition

Rental income, including rentals invoiced in advance under operating leases, is recognised on a straight-line basis over the terms of the relevant leases.

Hotel operation income is recognised upon the utilisation by guests of the hotel facilities and the provision of services.

Interest income is recognised on a time proportion basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market values based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On the disposal of an investment property, the balance on the property revaluation reserve attributable to the property disposed of is credited to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Hotel properties

Hotel properties comprise interests in land and buildings and their integral fixed plants which are collectively used in the operation of hotels and are stated at their open market values based on independent professional valuations at the balance sheet date.

It is the Group's policy to maintain the hotel properties in such condition that their residual value is not currently diminished by the passage of time and that any element of depreciation is insignificant. Therefore, no depreciation charge is recognised in respect of its hotel properties. The related maintenance and repairs expenditure is charged to the income statement in the year in which it is incurred.

Properties under development

Land and buildings in the course of development for sale, rental or administrative purposes or for purposes not yet determined are carried at cost less any provision for impairment loss considered necessary by the Directors. Cost includes land costs, development costs, borrowing costs capitalised and other direct costs attributable to such properties.

Properties under development which are intended to be held for the long term for their investment potential are shown as non-current assets. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Properties under development (Cont'd)

Properties under development which are intended to be held for sale will be treated as properties under development for sale and are shown as current assets.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of the assets over their estimated useful lives, using the straight-line method, at the following rates per annum:

Freehold land	Nil
Leasehold land	Over the term of the lease
Buildings	Over the shorter of the term of the lease, or 50 years
Furniture and fixtures, motor vehicles and plant and machinery	20%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Other assets

Other assets include convertible bond issuing expenses, licence fees and other arrangement fees.

Convertible bond issuing expenses are amortised on a straight-line basis over the duration of the convertible bonds from the date of issuance to their final redemption date.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Other assets (Cont'd)

Licence fees are amortised on a straight-line basis over the licence period.

Other arrangement fees are amortised on a straight-line basis over the expected lives of the respective assets.

Investments in subsidiaries

A subsidiary is an enterprise controlled by the Company.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, through participation in its financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment loss.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

Other investments

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Where securities are held for trading purposes, unrealised gains or losses are included in net profit or loss for the period. Investments in securities acquired other than for trading purposes are stated at fair value at the subsequent reporting dates. Unrealised gains and losses arising on investments acquired other than for trading purposes are dealt with as movements in reserves, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the period.

Unlisted investments are accounted for as fixed return investments where the income to be derived from such interests is predetermined in accordance with the provisions of the relevant agreements. Such investments are initially recorded at cost. Payments receivable each year under the relevant agreements are apportioned between income and reduction of the carrying value of the investments so as to give a constant periodic rate of return on the net investment.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

Foreign currencies

The accounting records are maintained in Hong Kong dollars.

Transactions in currencies other than Hong Kong dollars are translated at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement. Gains and losses arising on the translation of foreign currency borrowings used to finance net investments in overseas operations/subsidiaries are taken directly to reserves.

On consolidation, the financial statements of overseas operations which are denominated in currencies other than the Hong Kong dollar are translated at the rates of exchange ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Convertible bonds

Convertible bonds are stated at the aggregate of the gross proceeds from the issue plus the proportionate premium payable upon redemption. Premium payable on redemption in respect of outstanding convertible bonds is accrued as borrowing costs over the duration of the convertible bonds on a straight-line basis.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

4. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into three operating divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Property leasing	–	rental income from leasing of properties.
Hotel operations	–	hotels and furnished apartments operations.
Other operations	–	property development, sales of building materials, restaurant operations, provision of property management, maintenance and agency services and provision of insurance agency services.

4. SEGMENT INFORMATION (Cont'd)

Segment information about these businesses is presented below:

2001

	Property leasing	Hotel operations	Other operations	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000
TURNOVER					
External sales	859,226	1,552,674	265,351	–	2,677,251
Inter-segment sales	11,920	–	36,690	(48,610)	–
Total revenue	871,146	1,552,674	302,041	(48,610)	2,677,251

Inter-segment sales are charged at a mutually agreed price.

	Property leasing	Hotel operations	Other operations	Eliminations	Consolidated
RESULT					
Segment result	810,663	439,341	25,214		1,275,218
Unallocated corporate expenses					(152,065)
Profit from operations					1,123,153
Finance costs					(463,569)
Share of results of associates	1,169	–	(14,432)		(13,263)
Profit before taxation					646,321
Taxation					(108,279)
Profit after taxation					538,042

4. SEGMENT INFORMATION (Cont'd)

2001 (Cont'd)

OTHER INFORMATION

	Property leasing $'000	Hotel operations $'000	Other operations $'000	Consolidated $'000
Capital expenditure	2,755,686	74,115	694,886	3,524,687
Depreciation and amortisation	290	4,500	4,080	8,870
Non-cash expenses other than depreciation	605	25,968	70,369	96,942

BALANCE SHEET

	Property leasing $'000	Hotel operations $'000	Other operations $'000	Consolidated $'000
ASSETS				
Segment assets	13,919,679	7,951,549	6,868,447	28,739,675
Interests in associates	16,148	–	(13,130)	3,018
Unallocated corporate assets				278,946
Consolidated total assets				29,021,639
LIABILITIES				
Segment liabilities	7,769,558	4,115,699	1,153,915	13,039,172
Unallocated corporate liabilities				233,570
Consolidated total liabilities				13,272,742

4. SEGMENT INFORMATION (Cont'd)

2000

	Property leasing $'000	Hotel operations $'000	Other operations $'000	Eliminations $'000	Consolidated $'000
TURNOVER					
External sales	827,136	1,763,359	308,686	–	2,899,181
Inter-segment sales	12,646	–	28,119	(40,765)	–
Total revenue	839,782	1,763,359	336,805	(40,765)	2,899,181

Inter-segment sales are charged at a mutually agreed price.

	Property leasing $'000	Hotel operations $'000	Other operations $'000	Eliminations $'000	Consolidated $'000
RESULT					
Segment result	751,226	528,542	55,826		1,335,594
Unallocated corporate expenses					(100,112)
Profit from operations					1,235,482
Finance costs					(460,448)
Share of results of associates	2,140	–	(13,927)		(11,787)
Profit before taxation					763,247
Taxation					(99,630)
Profit after taxation					663,617

4. SEGMENT INFORMATION (Cont'd)

2000 (Cont'd)

OTHER INFORMATION

	Property leasing	Hotel operations	Other operations	Consolidated
	$'000	*$'000*	*$'000*	*$'000*
Capital expenditure	191,999	50,289	1,099,964	1,342,252
Depreciation and amortisation	621	9,258	8,779	18,658
Non-cash expenses other than depreciation	786	19,947	23,765	44,498

BALANCE SHEET

	Property leasing	Hotel operations	Other operations	Consolidated
	$'000	*$'000*	*$'000*	*$'000*
ASSETS				
Segment assets	13,300,763	9,179,775	6,498,243	28,978,781
Interests in associates	11,658	–	32,946	44,604
Unallocated corporate assets				268,506
Consolidated total assets				29,291,891
LIABILITIES				
Segment liabilities	4,780,062	4,145,825	1,617,886	10,543,773
Unallocated corporate liabilities				209,229
Consolidated total liabilities				10,753,002

4. SEGMENT INFORMATION (Cont'd)

Geographical segments

A geographical analysis of the Group's turnover and contribution to profit from operations, by geographical market, is as follows:

	2001		2000	
	Turnover	**Contribution to profit from operations**	Turnover	Contribution to profit from operations
	$'000	***$'000***	*$'000*	*$'000*
Hong Kong	**1,299,299**	**661,607**	1,371,409	721,040
North America	**848,262**	**309,776**	889,038	299,952
Europe	**285,349**	**94,332**	349,980	141,206
Asia Pacific, other than Hong Kong	**244,341**	**57,438**	288,754	73,284
	2,677,251	**1,123,153**	2,899,181	1,235,482

4. SEGMENT INFORMATION (Cont'd)

An analysis of the carrying amount of segment assets and additions to fixed assets by the geographical area in which the assets are located is as follows:

	Carrying amount of segment assets		Additions to fixed assets	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Hong Kong	**22,928,924**	22,627,096	**2,690,493**	1,226,355
North America	**3,589,117**	3,623,437	**817,108**	30,019
Europe	**1,641,521**	2,011,337	**12,160**	85,878
Asia Pacific, other than Hong Kong	**862,077**	1,030,021	**4,926**	–
	29,021,639	29,291,891	**3,524,687**	1,342,252

5. OTHER REVENUE

	2001	2000
	$'000	*$'000*
Included in other revenue are:		
Dividends from unlisted investments	**4,086**	7,513
Dividends from listed investments	**74**	76
Profit on disposal of listed investments	**–**	466
Profit on disposal of fixed assets	**26,099**	17,518
Profit on deemed disposal of interest in an associate	**–**	12,358
Interest income	**36,293**	34,346

6. PROFIT FROM OPERATIONS

	2001 $'000	2000 $'000
Profit from operations has been arrived at after charging:		
Amortisation on other assets	3,230	4,218
Auditors' remuneration	4,111	4,344
Depreciation on fixed assets	5,640	14,440
Fixed assets written off	32,439	19,947
Net exchange loss	–	3,984
Operating lease payments on rented premises	2,187	2,110
Other assets written off	3,395	786
Provision for impairment loss on other investments	36,622	23,765
Provision for doubtful debts	24,486	–
Staff costs, including directors' emoluments	564,208	580,774
and after crediting:		
Rental income from investment properties less related outgoings	764,513	717,495
Net exchange gain	1,053	–

7. FINANCE COSTS

	2001 *$'000*	2000 *$'000*
Interest on bank borrowing not wholly repayable within five years	**13,752**	–
Interest on bank borrowings wholly repayable within five years	**508,535**	540,643
Interest on other loan not wholly repayable within five years	**49,292**	–
Interest on other loans wholly repayable within five years	**77,540**	134,189
Interest on convertible bonds	**8,097**	31,653
Amortisation on convertible bond issuing expenses	**1,233**	5,572
Provision for premium on redemption of convertible bonds	**13,625**	51,404
Other borrowing costs	**35,665**	121,253
Total borrowing costs	**707,739**	884,714
Less: Amount capitalised to properties under development	**(244,170)**	(424,266)
	463,569	460,448

8. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Directors' emoluments

	2001 $'000	2000 $'000
Fees:		
Directors	198	198
Independent Non-Executive Directors	44	44
	242	242
Other emoluments:		
Directors		
Salaries and other benefits	12,945	12,498
Deemed benefits of share options granted (Note)	1,211	15
Provident fund scheme contributions	358	349
Independent Non-Executive Directors	–	–
	14,514	12,862
	14,756	13,104

Mr. CHENG Hoi Chuen, Vincent, an Independent Non-Executive Director, has waived his director's fee with effect from the financial year 1998. Save as afore-mentioned, none of the Directors has waived the rights to receive their emoluments.

8. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (Cont'd)

Directors' emoluments (Cont'd)

	2001 Number of Directors	2000 Number of Directors
Bands:		
Nil to $1,000,000	**7**	7
$1,000,001 – $1,500,000	**1**	2
$1,500,001 – $2,000,000	**1**	–
$2,000,001 – $2,500,000	**–**	1
$2,500,001 – $3,000,000	**1**	1
$3,000,001 – $3,500,000	**1**	–
$4,500,001 – $5,000,000	**–**	1
$5,000,001 – $5,500,000	**1**	–
	12	12

8. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (Cont'd)

Employees' emoluments

Of the five individuals with the highest emoluments in the Group, three were Directors of the Company whose emoluments are included in the disclosures above. The emoluments of the remaining two individuals were as follows:

	2001 *$'000*	2000 *$'000*
Salaries and other benefits	4,555	4,290
Deemed benefits of share options granted (Note)	235	2
Provident fund scheme contributions	165	140
	4,955	4,432

	2001 Number of employees	2000 Number of employees
Bands:		
$1,500,001 – S2,000,000	–	1
$2,000,001 – S2,500,000	1	1
$2,500,001 – S3,000,000	1	–
	2	2

Note:

Under the Group's share option scheme, share options have been granted to qualified Directors and employees. The deemed benefits were arrived at by multiplying the difference between the subscription price and the open market closing price of the Company's shares at the date of granting of the share options by the number of shares convertible under the share options granted during the relevant year.

9. TAXATION

	2001	2000
	$'000	*$'000*
Company and subsidiaries:		
Hong Kong	**58,931**	28,160
Other jurisdictions	**49,039**	56,789
Deferred taxation (note 23)	**221**	13,631
Share of taxation of associates:		
Hong Kong	**88**	271
Deferred taxation	**–**	779
	108,279	99,630

Hong Kong Profits Tax is calculated at 16% (2000: 16%) of the estimate assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders dealt with in the income statement of the Company amounted to approximately S153,564,000 (2000: S191,035,000) for the year.

11. DIVIDENDS

	2001 *$'000*	2000 *$'000*
Interim dividend at 7 cents per share on 577,167,420 shares (2000: 10 cents per share on 552,055,908 shares)	**40,402**	55,205
Proposed final dividend at 14 cents per share on 577,167,420 shares (2000: 20 cents per share on 552,104,908 shares)	**80,804**	110,421
Underprovision of 2000 final dividend at 20 cents per share on 36,962 shares (2000: 1999 final dividend at 20 cents per share on 319,000 shares)	**7**	64
	121,213	165,690

The final dividend in respect of 2001 at 14 cents per share has been proposed by the Directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

12. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the following data:

	2001	2000
	$'000	*$'000*
Earnings		
Earnings for the purpose of basic and diluted earnings per share	**507,299**	622,953

	2001	2000
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	**565,761,014**	549,137,096
Effect of dilutive potential shares:		
Share options	**846,198**	1,145,048
Weighted average number of shares for the purpose of diluted earnings per share	**566,607,212**	550,282,144

The computation of diluted earnings per share does not assume the exercise of certain Company's outstanding share options as the exercise prices of those options are higher than the average market prices of the Company's shares for both 2001 and 2000.

13. FIXED ASSETS

	Investment properties $'000	Hotel properties $'000	Property under development $'000	Land and buildings $'000	Furniture and fixtures $'000	Motor vehicles $'000	Plant and machinery $'000	Total $'000
THE GROUP								
COST/VALUATION								
At 1st January 2001	12,897,979	8,735,589	6,011,901	311,485	63,369	4,636	2,865	28,027,824
Exchange adjustments	(233)	(186,715)	-	-	(61)	-	-	(187,009)
Acquisition of subsidiaries	1,945,780	-	-	-	-	-	-	1,945,780
Additions	809,906	74,115	687,718	4,452	1,960	756	-	1,578,907
Transfer	-	300,723	-	(308,241)	-	-	-	(7,518)
Disposals/written off	(260,628)	(23,013)	-	(7,652)	(2,736)	(822)	-	(294,851)
Revaluation decrease	(1,862,463)	(1,329,215)	-	-	-	-	-	(3,191,678)
At 31st December 2001	13,530,341	7,571,484	6,699,619	44	62,532	4,570	2,865	27,871,455
DEPRECIATION								
At 1st January 2001	-	-	-	6,239	53,925	3,417	2,397	65,978
Charge for the year	-	-	-	1,577	2,970	685	408	5,640
Transfer	-	-	-	(7,518)	-	-	-	(7,518)
Eliminated on disposal	-	-	-	(288)	(799)	(808)	-	(1,895)
At 31st December 2001	-	-	-	10	56,096	3,294	2,805	62,205
NET BOOK VALUE								
At 31st December 2001	13,530,341	7,571,484	6,699,619	34	6,436	1,276	60	27,809,250
At 31st December 2000	12,897,979	8,735,589	6,011,901	305,246	9,444	1,219	468	27,961,846

13. FIXED ASSETS (Cont'd)

	Investment properties	Hotel properties	Property under development	Land and buildings	Furniture and fixtures	Motor vehicles	Plant and machinery	Total
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Represented by:								
At cost	-	-	6,699,619	34	6,436	1,276	60	6,707,425
At valuation	13,530,341	7,571,484	-	-	-	-	-	21,101,825
	13,530,341	7,571,484	6,699,619	34	6,436	1,276	60	27,809,250

(a) Investment and hotel properties were revalued at 31st December 2001 on an open market value basis by independent professional property valuers as follows:

Investment and hotel properties in Hong Kong - Chesterton Petty Ltd.
Hotel properties in United Kingdom - Chesterton Plc.
Hotel properties in Canada - Colliers International Realty Advisors Inc.
Hotel properties in Australia - CB Richard Ellis (V) Pty Ltd.
Hotel properties in New Zealand - CB Richard Ellis Ltd.
Hotel properties in USA - HVS International.
Investment properties in USA - Arthur Andersen LLP.

The above-mentioned valuations have been adopted by the Directors in these financial statements and the revaluation decrease arising on revaluation has been charged to property revaluation reserve.

13. FIXED ASSETS (Cont'd)

(b) The carrying amount of investment properties includes land situated in Hong Kong and outside Hong Kong as follows:

	2001 $'000	2000 $'000
Long leases in Hong Kong	1,565,700	1,786,100
Medium-term leases in Hong Kong	10,283,500	9,988,000
Freehold land outside Hong Kong	1,681,141	1,123,879
	13,530,341	12,897,979

(c) The carrying amount of hotel properties includes land situated in Hong Kong and outside Hong Kong as follows:

	2001 $'000	2000 $'000
Long leases in Hong Kong	381,000	446,000
Medium-term leases in Hong Kong	3,273,000	3,455,000
Freehold land outside Hong Kong	3,917,484	4,834,589
	7,571,484	8,735,589

(d) Property under development

The property under development represents property situated in Hong Kong held under medium-term lease.

Included in property under development are borrowing costs capitalised of approximately $1,769,474,000 (2000: $1,525,304,000). The effective interest rate capitalised for the project during the year was 5.3% (2000: 8.1%).

(e) Land and buildings are situated in Hong Kong and held under medium-term leases.

14. OTHER ASSETS

	Convertible bonds issuing expenses *$'000*	Licence fee *$'000*	Others *$'000*	Total *$'000*
THE GROUP				
COST				
At 1st January 2001	27,622	15,624	2,020	45,266
Exchange adjustments	–	(844)	–	(844)
Written off	(27,622)	(14,780)	(2,020)	(44,422)
At 31st December 2001	–	–	–	–
AMORTISATION				
At 1st January 2001	26,389	9,374	1,307	37,070
Exchange adjustments	–	(506)	–	(506)
Charge for the year	1,233	2,956	274	4,463
Eliminated on written off	(27,622)	(11,824)	(1,581)	(41,027)
At 31st December 2001	–	–	–	–
CARRYING AMOUNT				
At 31st December 2001	–	–	–	–
At 31st December 2000	1,233	6,250	713	8,196

15. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2001	2000
	$'000	*$'000*
Unlisted shares, at cost	1,572,734	1,572,734
Amounts due from subsidiaries	4,096,577	3,709,581
	5,669,311	5,282,315

The amounts are unsecured, interest free and have no fixed repayment term. The Company has agreed not to demand for repayment within the next twelve months from the balance sheet date and accordingly, they are classified as non-current.

Particulars regarding the principal subsidiaries are set out in note 36.

16. INTERESTS IN ASSOCIATES

	THE GROUP	
	2001	2000
	$'000	*$'000*
Share of net assets:		
Listed associates	–	31,636
Unlisted associates	3,018	12,968
	3,018	44,604
Market value of listed securities	–	29,803

Particulars regarding the principal associate are set out in note 37.

17. OTHER INVESTMENTS

	THE GROUP	
	2001	2000
	$'000	*$'000*
Fixed return investment in other regions of		
the People's Republic of China, unlisted	**11,696**	15,599
Not-for-trading securities		
Unlisted in Hong Kong	**246**	246
Listed in Hong Kong	**11,467**	3,329
Unlisted overseas	**–**	25,745
	11,713	29,320
	23,409	44,919
Market value of listed securities	**11,467**	3,329

18. PLEDGED BANK DEPOSITS

The pledged deposits have been placed in a designated bank as part of the securities provided for long-term facilities granted to the Group.

19. INVENTORIES

	THE GROUP	
	2001	2000
	$'000	*$'000*
Cost		
Completed properties for sale	**42**	42
Raw materials	**29,472**	35,636
Provisions and beverages	**14,526**	15,699
Work in progress	**13,010**	6,894
	57,050	58,271

20. TRADE DEBTORS

The Group maintains a defined credit policy. For sales of goods, the Group allows an average credit period of 30 days to its trade customers. Rentals receivable from tenants and service income receivable from customers are payable on presentation of invoices. The aged analysis of trade debtors is as follows:

	THE GROUP	
	2001	2000
	$'000	*$'000*
0 – 3 months	**140,372**	152,880
3 – 6 months	**16,123**	14,562
Over 6 months	**19,057**	27,326
	175,552	194,768

21. TRADE CREDITORS

The aged analysis of trade creditors is as follows:

	THE GROUP	
	2001	2000
	$'000	*$'000*
0 – 3 months	**107,452**	122,189
3 – 6 months	**499**	240
Over 6 months	**883**	691
	108,834	123,120

22. BORROWINGS

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Bank loans and overdrafts (unsecured)	**465**	3,105	**–**	–
Bank loans (secured)	**10,686,145**	7,326,391	**–**	–
Bills payable	**10,972**	254	**–**	–
Convertible bonds	**–**	1,189,709	**–**	–
Other long term loans	**1,653,093**	1,289,604	**–**	–
	12,350,675	9,809,063	**–**	–
The maturity of the above loans and overdrafts is as follows:				
On demand or within one year	**2,195,301**	2,302,161	**–**	–
More than one year but not exceeding two years	**1,710,182**	2,468,410	**–**	–
More than two years but not exceeding five years	**7,264,175**	5,038,492	**–**	–
More than five years	**1,181,017**	–	**–**	–
	12,350,675	9,809,063	**–**	–
Less: Amount due within one year shown under current liabilities	**(2,195,301)**	(2,302,161)	**–**	–
Amount due after one year	**10,155,374**	7,506,902	**–**	–

Secured bank loans include a loan of $3,490 million (2000: $2,000 million) obtained from a syndicate of banks by an indirect subsidiary in which the Group has a 85.93% (2000: 85.93%) interest.

Convertible bonds, carrying interest at 3.25% per annum payable in arrears, were redeemed on 3rd April 2001 at a premium.

Other long-term loans bear interest at various rates and are repayable by instalments.

23. DEFERRED TAXATION

	THE GROUP	
	2001	2000
	$'000	$'000
Balance at beginning of the year	173,289	133,867
Exchange adjustments	(40)	487
Deferred tax liabilities arising from acquisition of properties	–	25,304
Charge for the year (note 9)	221	13,631
Balance at end of the year	173,470	173,289

At the balance sheet date, the major components of deferred taxation liability, provided and unprovided, were as follows:

	PROVIDED		UNPROVIDED	
	2001	2000	2001	2000
	$'000	$'000	$'000	$'000
Deferred taxation relating to gain on disposal of overseas properties	149,755	139,455	–	–
Deferred taxation relating to the revaluation increase of overseas properties	–	–	564,919	794,070
Other timing differences	23,715	33,834	–	–
	173,470	173,289	564,919	794,070

The amount of unprovided deferred taxation credit of the Group for the year was due to:

	2001	2000
	$'000	$'000
Decrease arising from the revaluation of overseas properties	229,151	236,935

Deferred taxation has not been provided on the revaluation increase or decrease of the Group's properties in Hong Kong and investments in securities not held for trading because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the increase or decrease arising on revaluation does not constitute a timing difference.

The Company did not have other significant deferred taxation assets or liabilities at the balance sheet date.

24. SHARE CAPITAL

(a) Authorised:

	2001		2000	
	Number of shares '000	Nominal value $'000	Number of shares '000	Nominal value $'000
Shares of $0.50 each				
Balance brought forward and carried forward	**800,000**	**400,000**	800,000	400,000

(b) Issued and fully paid:

	2001		2000	
	Number of shares '000	Nominal value $'000	Number of shares '000	Nominal value $'000
Shares of $0.50 each				
Balance brought forward	**552,105**	**276,052**	546,401	273,201
Issued in consideration for				
the acquisition of subsidiaries	**16,670**	**8,335**	-	-
Issued upon exercise of share options				
under the Share Option Scheme	**125**	**63**	575	287
Issued as scrip dividends	**8,267**	**4,134**	5,129	2,564
Balance carried forward	**577,167**	**288,584**	552,105	276,052

During the year, the following changes in the issued share capital of the Company took place.

(i) During the year, 16,670,000 shares of $0.50 each in the Company were issued at $18 per share as part of the consideration for the acquisition of subsidiaries.

(ii) During the year, 93,000 and 32,000 share options under Share Option Scheme were exercised at exercise prices of $6.912 and $7.020 respectively, resulting in the issue of 125,000 shares of $0.50 each in the Company.

(iii) During the year, 8,267,512 shares of $0.50 each in the Company were issued at $10.08 per share as scrip dividends.

24. SHARE CAPITAL (Cont'd)

(c) Share Option Scheme

At the balance sheet date, the Company had outstanding options granted to qualifying Directors and employees to subscribe for shares of the Company, as follows:

Date of grant	Number of shares under options	Subscription price per share $	Exercisable period
15th April 1997	654,000	21.519	16th April 1999 – 15th April 2002
22nd January 1998	1,611,000	6.912	23rd January 2000 – 22nd January 2003
12th March 1999	509,000	7.020	13th March 2001 – 12th March 2004
14th February 2000	723,000	10.116	15th February 2002 – 14th February 2005
16th January 2001	1,104,000	13.392	17th January 2003 – 16th January 2006

During the year, certain share options were exercised to subscribe for 125,000 shares of the Company.

25. RESERVES

	Notes	THE GROUP 2001 $'000	THE GROUP 2000 $'000	THE COMPANY 2001 $'000	THE COMPANY 2000 $'000
Share premium	(a)	**3,081,010**	2,709,343	**3,081,010**	2,709,343
Property revaluation reserve	(b)	**4,728,242**	7,785,370	**–**	–
Investment revaluation reserve	(c)	**(11,019)**	536	**–**	–
Capital redemption reserve		**1,650**	1,650	**1,650**	1,650
Contributed surplus	(d)	**402,540**	402,291	**426,203**	426,203
Exchange translation reserve	(e)	**(131,961)**	(80,632)	**–**	–
Retained profits	(f)	**6,764,199**	6,407,730	**1,871,588**	1,868,854
		14,834,661	17,226,288	**5,380,451**	5,006,050

At the balance sheet date, the Company's reserves available for distribution to shareholders amounted to approximately $2,297,791,000 (2000: $2,295,057,000).

Notes:

(a) Share premium

	THE GROUP 2001 $'000	THE GROUP 2000 $'000	THE COMPANY 2001 $'000	THE COMPANY 2000 $'000
Balance brought forward	**2,709,343**	2,644,552	**2,709,343**	2,644,552
Shares issued at a premium	**371,733**	64,857	**371,733**	64,857
Expenses on share issue	**(66)**	(66)	**(66)**	(66)
Balance carried forward	**3,081,010**	2,709,343	**3,081,010**	2,709,343

25. RESERVES (Cont'd)

(b) Property revaluation reserve

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Balance brought forward	**7,785,370**	6,672,892	**–**	–
Exchange adjustments	**(41,625)**	(52,836)	**–**	–
Revaluation increase in investment properties attributable to additional interest in subsidiaries acquired from a minority shareholder	**–**	177,870	**–**	–
Revaluation (decrease) increase in investment properties during the year	**(1,653,383)**	991,777	**–**	–
Revaluation (decrease) increase in hotel properties during the year	**(1,329,215)**	73,027	**–**	–
Released upon disposal of investment properties	**(34,756)**	(79,678)	**–**	–
	4,726,391	7,783,052	**–**	–
Share of associates				
Revaluation increase in investment properties during the year	**1,851**	2,318	**–**	–
Balance carried forward	**4,728,242**	7,785,370	**–**	–

(c) Investment revaluation reserve

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Balance brought forward	**536**	886	**–**	–
Revaluation decrease during the year	**(11,555)**	(350)	**–**	–
Balance carried forward	**(11,019)**	536	**–**	–

(d) Contributed surplus

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Balance brought forward	**402,291**	402,291	**426,203**	426,203
Decrease in shareholdings by minority shareholders	**249**	–	**–**	–
Balance carried forward	**402,540**	402,291	**426,203**	426,203

25. RESERVES (Cont'd)

(d) Contributed surplus (Cont'd)

Contributed surplus represents the surplus arising under the Scheme of Arrangement undertaken by the Group in 1989/90. Under the Companies Act of 1981 of Bermuda, the contributed surplus is available for distribution to shareholders.

(e) Exchange translation reserve

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Balance brought forward	**(80,632)**	(28,025)	**–**	–
Exchange adjustment on translation of net overseas investments	**(46,530)**	(75,945)	**–**	–
Net exchange (loss) gain on forward contracts	**(4,799)**	23,338	**–**	–
Balance carried forward	**(131,961)**	(80,632)	**–**	–

(f) Retained profits

	THE GROUP	THE COMPANY
	$'000	***$'000***
Balance at 1st January 2000		
– as originally stated	**5,840,046**	**1,733,088**
– prior period adjustment (note 2)	**109,280**	**109,280**
– as restated	**5,949,326**	**1,842,368**
Net profit for the year	**622,953**	**191,035**
Dividends paid	**(164,549)**	**(164,549)**
Balance at 1st January 2001	**6,407,730**	**1,868,854**
Net profit for the year	**507,299**	**153,564**
Dividends paid	**(150,830)**	**(150,830)**
Balance at 31st December 2001	**6,764,199**	**1,871,588**

The prior period adjustment to retained profits at 1st January 2000 represents the reversal of the final dividend proposed and accrued for the year ended 31st December 1999.

The retained profits of the Group included $438,000 (2000: $18,723,000) retained by associates of the Group.

26. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 $'000	2000 $'000
Profit before taxation	646,321	763,247
Share of results of associates	13,263	11,787
Interest income	(36,293)	(34,346)
Interest expenses	424,834	388,956
Provision for premium on redemption of convertible bonds	13,625	51,404
Dividends received from unlisted investments	(4,086)	(7,513)
Dividends received from listed investments	(74)	(76)
Profits on disposal of fixed assets	(26,099)	(17,518)
Provision for doubtful debts	24,486	–
Profit on deemed disposal of interest in an associate	–	(12,358)
Depreciation on fixed assets	5,640	14,440
Amortisation on other assets	3,230	4,218
Other assets written off	3,395	786
Fixed assets written off	32,439	19,947
Provision for impairment loss on other investments	36,622	23,765
Decrease in inventories	1,221	18,834
Decrease (increase) in debtors, deposits and prepayments	169,463	(192,451)
Decrease in bills payable, creditors, deposits and accruals	(16,882)	(63,276)
Decrease (increase) in amounts due from associates	18,072	(5,438)
Decrease in amounts due to associates	–	(500)
Net cash inflow from operating activities	1,309,177	963,908

27. ACQUISITION OF SUBSIDIARIES

On 28th June 2001, the Group acquired 100 per cent of the issued share capital of Garden Road (BVI) Limited and CitiRealty (BVI) Limited. The transaction has been accounted for by the acquisition method of accounting.

	2001 $'000	2000 $'000
Net assets acquired:		
Investment properties	1,945,780	–
Trade and other receivables	524	–
Trade and other payables	(210)	–
Taxation	(4,251)	–
	1,941,843	–
Satisfied by:		
Shares allotted	300,060	–
Cash	1,641,783	–
	1,941,843	–
Outflow of cash and cash equivalents in respect of the purchase of subsidiaries	(1,641,783)	–

The subsidiaries acquired during the year contributed approximately $64,381,000 to the turnover and approximately $37,903,000 to the profit before taxation of the Group for the period between the date of acquisition and the balance sheet date.

During the period since acquisition, the newly acquired subsidiaries have reduced approximately $65,000 of the Group's net operating cash flows, paid approximately $3,252,000 in respect of taxation and repaid loans of approximately $22,518,000 in respect of its financing activities.

28. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and premium	Contributed surplus	Long-term loans	Convertible bonds	Minority interests
	$'000	*$'000*	*$'000*	*$'000*	*$'000*
Balance at 1st January 2000	2,917,753	402,291	8,260,557	1,134,243	1,691,399
Exchange adjustments	–	–	(198,313)	4,062	(3)
Issue of shares	4,168	–	–	–	–
Scrip dividends	63,540	–	–	–	–
Share issue expenses	(66)	–	–	–	–
Advances during the year	–	–	2,881,908	–	–
Repayments during the year	–	–	(2,488,157)	–	–
Premium on redemption	–	–	–	51,404	–
Acquisition of additional					
interest in subsidiaries	–	–	–	–	(697,691)
Minority interests in					
– profit	–	–	–	–	40,664
– property revaluation reserve	–	–	–	–	125,223
– net change in equity holding					
and repayment	–	–	–	–	(27,267)
Dividends paid to minority shareholders	–	–	–	–	(95,776)

28. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR (Cont'd)

	Share capital and premium $'000	Contributed surplus $'000	Long-term loans $'000	Convertible bonds $'000	Minority interests $'000
Balance at 31st December 2000	2,985,395	402,291	8,455,995	1,189,709	1,036,549
Exchange adjustments	–	–	(112,042)	802	–
Issue of shares	869	–	–	–	–
Scrip dividends	83,336	–	–	–	–
Share issue expenses	(66)	–	–	–	–
Advances during the year	–	–	4,858,041	–	–
Repayments during the year	–	–	(962,756)	(1,204,136)	–
Premium on redemption	–	–	–	13,625	–
Shares issued in consideration for					
the acquisition of subsidiaries	300,060	–	–	–	–
Decrease in shareholdings by					
minority shareholders	–	249	–	–	9,674
Minority interests in					
– profit	–	–	–	–	30,743
– property revaluation reserve	–	–	–	–	(209,080)
– net change in equity holding					
and repayment	–	–	–	–	(242,125)
Dividends paid to minority shareholders	–	–	–	–	(109)
Balance at 31st December 2001	3,369,594	402,540	12,239,238	–	625,652

29. MAJOR NON-CASH TRANSACTIONS

(a) During the year, the Company issued 16,670,000 new shares of $0.50 each in the Company at an issue price of $18 per share, as part of the consideration for the acquisition of subsidiaries.

(b) During the year, 8,267,512 shares of $0.50 each in the Company were issued at $10.08 per share as scrip dividends.

30. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

	2001 *$'000*	2000 *$'000*
Bank balances and deposits	709,859	535,421
Unsecured bank loans and overdrafts	(465)	(3,105)
Secured bank loans	(100,000)	(160,000)
	609,394	372,316

31. PROVIDENT FUND SCHEMES

The Group has established various provident fund schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group operates several defined contribution schemes for qualifying employees. The schemes are registered under the Occupational Retirement Schemes Ordinance. The assets of the schemes are administered by independent third parties and are held separately from the Group's assets. The schemes are funded by contributions from both employees and employers at rates ranging from 5% to 10% of the employee's basic monthly salary. Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and custom.

The Occupational Retirement Scheme in Hong Kong had been closed to new employees as a consequence of the new Mandatory Provident Fund Pension Legislation introduced by The Government of Hong Kong Special Administration Region.

From 1st December 2000 onwards, new staff in Hong Kong joining the Group are required to join the new Mandatory Provident Fund Scheme. The Group is required to contribute 5% to 10%, while the employees are required to contribute 5% of their salaries to the Scheme.

Forfeited contributions to retirement schemes for the year ended 31st December 2001 amounted to $2,149,000 (2000: $3,013,000) have been used to reduce the existing level of contributions. Total contribution to retirement fund schemes for the year ended 31st December 2001 charged to the income statement amounted to $23,119,000 (2000: $21,622,000).

32. PLEDGE OF ASSETS

At 31st December 2001, the Group's properties with a total carrying value of approximately $27,773,000,000 (2000: $27,918,000,000) together with assignments of sales proceeds, insurance proceeds, rental income, revenues and all other income generated from the relevant properties and deposits of approximately $95,414,000 (2000: $104,156,000) were mortgaged or pledged to secure credit facilities granted to the Group.

33. COMMITMENTS AND CONTINGENT LIABILITIES

The Group

At 31st December 2001, the Group had commitments and contingent liabilities not provided for in these financial statements, as follows:

(a) estimated expenditure in respect of property under development amounting to approximately $3,706,690,000 (2000: $3,954,860,000) of which approximately $3,255,261,000 (2000: $468,555,000) were contracted for;

(b) authorised capital expenditure amounting to approximately $43,537,000 (2000: $716,330,000) of which approximately $18,804,000 (2000: $629,388,000) were contracted for; and

(c) commitments under foreign exchange future contracts to sell approximately $143,854,000 (2000: $879,132,000) at fixed exchange rates.

The Company

At 31st December 2001, the Company had issued corporate guarantees to certain banks in respect of credit facilities drawn by its subsidiaries amounting to approximately $9,248,050,000 (2000: $6,932,838,000).

Other than set out above, the Group and the Company did not have any significant commitments and contingent liabilities at 31st December 2001.

34. OPERATING LEASE ARRANGEMENTS

The Group as lessor

Property rental income earned during the year was approximately $859,226,000 (2000: $827,136,000). The property held has committed leases typically running for one to six years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments in respect of investment properties which fall due as follows:

	2001	2000
	$'000	*$'000*
Within one year	**725,530**	570,238
In the second to fifth years inclusive	**1,015,624**	782,097
After five years	**32,222**	61,390
	1,773,376	1,413,725

The Group as lessee

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2001	2000
	$'000	*$'000*
Within one year	**1,812**	1,836
In the second to fifth years inclusive	**887**	1,750
	2,699	3,586

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are typically running for one to three years.

35. RELATED PARTY TRANSACTIONS

The Group had the following significant related party transactions during the year and balances at balance sheet date with certain companies in which certain shareholders and directors of the Company have beneficial interest. The transactions were carried out in the normal course of the Group's business on terms mutually agreed between the parties.

	2001	2000
	$'000	$'000
Transactions for the year ended 31st December		
Trading income	19,227	13,842
Rental income	2,114	2,114
Management fee received	240	540
Rental charges paid for Director's accommodation	2,400	2,400
Cost and expenses paid for demolition and foundation work	236,396	64,709
Balances as at 31st December		
Debtors, deposits and prepayments		
– Related parties	15,436	7,430
– Associates	–	18,072
Creditors, deposits and accruals		
– Related parties	34,169	8,391
– Associates	3,224	3,224

36. PARTICULARS OF THE PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31st December 2001 are set out below:

Direct subsidiary	Issued and paid up equity share capital	Principal activity	Percentage of issued equity share capital held by the Company
– incorporated and operating in the British Virgin Islands:			
Jolly Trend Limited	2 shares of US$1 each	Investment holding	100%

Indirect subsidiaries	Issued and paid up equity share capital	Principal activities	Percentage of issued equity share capital held by the Company
– incorporated and operating in Hong Kong:			
Bon Project Limited	2 shares of HK$1 each	Property investment	100%
Capital Win Development Limited	2 shares of HK$1 each	Property investment	100%
Chance Mark Limited	2 shares of HK$1 each	Property investment	100%

36. PARTICULARS OF THE PRINCIPAL SUBSIDIARIES (Cont'd)

Indirect subsidiaries	Issued and paid up equity share capital	Principal activities	Percentage of issued equity share capital held by the Company
- incorporated and operating in Hong Kong (Cont'd):			
Clever Gain Investment Limited	2 shares of HK$1 each	Restaurant operation	100%
CP (Portion A) Limited	2 shares of HK$1 each	Property investment	100%
CP (Portion B) Limited	2 shares of HK$1 each	Property investment	100%
Ease Billion Development Limited	2 shares of HK$1 each	Property investment	100%
Easy Wealth Limited	2 shares of HK$1 each	Property investment	100%
Eaton House International Limited	2 shares of HK$10 each	Management of furnished apartments	100%
Fortuna Wealth Company Limited	2 shares of HK$1 each	Property investment	100%
G E Advertising Agency Limited	2 shares of HK$1 each	Advertising agency	100%
Gold Epoch Investment Limited	2 shares of HK$1 each	Property investment	100%
Grow On Development Limited	5,000 shares of HK$1 each	Hotel operations	100%
Harvest Star International Limited	2 shares of HK$1 each	Hotel operations	100%
Keysen Engineering Company, Limited	2 shares of HK$1 each	Maintenance services	100%
Longworth Management Limited	10,000 shares of HK$1 each	Property management	100%
Million Prime Company Limited	2 shares of HK$1 each	Property investment	100%
Moon Yik Company, Limited	10,000,000 shares of HK$1 each	Property investment	100%

36. PARTICULARS OF THE PRINCIPAL SUBSIDIARIES (Cont'd)

Indirect subsidiaries	Issued and paid up equity share capital	Principal activities	Percentage of issued equity share capital held by the Company
– incorporated and operating in Hong Kong (Cont'd):			
Panhy Limited	2 shares of HK$1 each	Property investment	100%
Renaissance City Development Company Limited	2 shares of HK$10 each	Property development	100%
Selex Properties Management Company, Limited	2 shares of HK$l each	Property management	100%
The Great Eagle Company, Limited	2,000,000 shares of HK$0.5 each	Investment holding	100%
The Great Eagle Development and Project Management Limited	2 shares of HK$10 each	Project management	100%
The Great Eagle Engineering Company Limited	2 shares of HK$l each	Maintenance services	100%
The Great Eagle Estate Agents Limited	2 shares of HK$10 each	Real estate agency	100%
The Great Eagle Finance Company, Limited	100,000 shares of HKS100 each	Loan financing	100%
The Great Eagle Insurance Company, Limited	1,000 shares of HK$1 each	Insurance agency	100%
The Great Eagle Properties Management Company, Limited	100,000 shares of HK$1 each	Property management	100%

36. PARTICULARS OF THE PRINCIPAL SUBSIDIARIES (Cont'd)

Indirect subsidiaries	Issued and paid up equity share capital	Principal activities	Percentage of issued equity share capital held by the Company
– incorporated and operating in Hong Kong (Cont'd):			
Toptech Co. Limited	600,000 shares of HK$1 each	Trading of building materials	100%
Venus Glory Company Limited	2 shares of HK$1 each	Property investment	100%
Well Charm Development Limited	2 shares of HK$1 each	Property investment	100%
Worth Bright Company Limited	2 shares of HK$1 each	Property investment	100%
Zamanta Investments Limited	100 shares of HK$10 each	Property investment	100%
Maple Court Limited	2 shares of HK$1 each	Property investment	85.93%
Missleton Finance Limited	1,000,000 shares of HK$1 each	Loan financing	85.93%
Shine Hill Development Limited	1,000,000 shares of HK$1 each	Property investment	85.93%
– incorporated in the British Virgin Islands and operating in United Kingdom:			
Great Eagle Hotels (UK) Limited	1 share of US$1	Hotel operations	100%

36. PARTICULARS OF THE PRINCIPAL SUBSIDIARIES (Cont'd)

Indirect subsidiaries	Issued and paid up equity share capital	Principal activities	Percentage of issued equity share capital held by the Company
– incorporated and operating in Canada:			
Great Eagle Hotels (Canada) Limited	10 common shares of C$1 each	Hotel operations	100%
– incorporated in the British Virgin Islands and operating in Australia:			
Katesbridge Group Limited	1 share of US$1	Investment holding	100%
– incorporated and operating in Australia:			
Southgate Hotel Management Pty. Ltd.	17,408 shares of A$2 each	Hotel operations	100%
– incorporated in the British Virgin Islands and operating in New Zealand:			
Great Eagle Hotels (New Zealand) Limited	1 share of US$1	Property investment	100%
– incorporated and operating in New Zealand:			
Great Eagle Hotels (Auckland) Limited	1,000 shares of no par value	Hotel operations	100%

36. PARTICULARS OF THE PRINCIPAL SUBSIDIARIES (Cont'd)

Indirect subsidiaries	Issued and paid up equity share capital	Principal activities	Percentage of issued equity share capital held by the Company
- incorporated and operating in USA:			
*EIH Properties Company - XX, LLC	US$1,000	Property investment	100%
*Pacific Dolphin Corporation	100 shares of no par value	Property investment	100%
*Pacific Spear Corporation	100 shares of US$0.001 each	Property investment	100%
*Pacific Ygnacio Corporation	100 shares of no par value	Property investment	100%
*Shorthills NJ, Inc.	100 shares of US$1 each	Property investment	100%

Note: All these subsidiaries have no loan capital subsisting at the end of the year or at any time during the year.

* Companies not audited by Deloitte Touche Tohmatsu.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the above list contains only the particulars of the subsidiaries which principally affect the results or assets and liabilities of the Group.

37. PARTICULARS OF THE PRINCIPAL ASSOCIATE

Details of the Company's principal associate at 31st December 2001 are set out below:

Indirect associate	*Issued and paid up equity share capital*	*Principal activities*	*Percentage of issued equity share capital held by the Company*
– incorporated and operating in USA:			
*Pacific 888, LLC	US$4,500,000	Property investment	50%

* Company not audited by Deloitte Touche Tohmatsu.

(A) PROPERTY UNDER DEVELOPMENT

Location	Use	Stage of development	Site area (sq.ft.)	Approximate floor area (sq.ft.)	Expected completion date	Group's interest
KIL No. 11099 at the junction of Argyle Street/ Shanghai Street, Mongkok, Kowloon Hong Kong	Office/ Commercial/ Hotel	Foundation work mostly completed. Sub-structure & super-structural work commenced.	129,000	1,761,000	End of 2003	100% Income*

* Subject to certain rights of Urban Renewal Authority (the previous Land Development Corporation).

(B) PROPERTIES HELD FOR LONG-TERM INVESTMENT

Name and location	Use	Approximate floor area (sq.ft.)	Group's interests
ON LAND UNDER LONG LEASE			
Apartment Tower on the Western Side of Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong	Apartments	10,000	100%
Eaton Hotel, 380 Nathan Road, Kowloon, Hong Kong	Hotel/Commercial	312,000	100%
Eaton House, 100 Blue Pool Road, Hong Kong	Furnished apartments	34,000	100%
Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong	Commercial/Office	270,000	100%

(B) PROPERTIES HELD FOR LONG-TERM INVESTMENT (Cont'd)

Name and location	Use	Approximate floor area (sq.ft.)	Group's interests
ON LAND UNDER MEDIUM-TERM LEASE			
Citibank Plaza, 3 Garden Road,	Commercial/Office	1,227,000	85.93%
Hong Kong	Office	303,000	100%
Concordia Plaza	Office	28,000	100%
1 Science Museum Road,			
Tsimshatsui, Kowloon,			
Hong Kong			
Eaton House, 4H Village Road,	Furnished apartments	23,000	100%
Hong Kong			
Eaton House, Nos. 3 – 5	Furnished apartments	35,000	100%
Wanchai Gap Road, Hong Kong			
Great Eagle Hotel	Hotel/Commercial	364,000	100%
8 Peking Road, Tsimshatsui,			
Kowloon,			
Hong Kong			

(B) PROPERTIES HELD FOR LONG-TERM INVESTMENT (Cont'd)

Name and location	Use	Approximate floor area (sq.ft.)	Group's interests
ON FREEHOLD LAND			
The Langham Hilton 1 Portland Place, Regent Street, London W1N 4JA, United Kingdom	Hotel/Commercial	373,000	100%
Delta Chelsea Hotel 33 Gerrard Street West, Toronto, Ontario M5G 1Z4, Canada	Hotel/Commercial	1,130,000	100%
Sheraton Towers Southgate Hotel One Southgate Avenue, Southbank, Melbourne, Victoria 3006, Australia	Hotel/Commercial	385,000	100%
Sheraton Auckland Hotel and Towers 83 Symonds Street, Auckland 1, New Zealand	Hotel/Commercial	309,000	100%
Pacific Ygnacio Plaza 500 Ygnacio Valley Road, Walnut Creek, CA 94596, USA	Office	121,000	100%

(B) PROPERTIES HELD FOR LONG-TERM INVESTMENT (Cont'd)

Name and location	Use	Approximate floor area (sq.ft.)	Group's interests
ON FREEHOLD LAND *(Cont'd)*			
Hotel Le Meridien 250 Franklin Street, Boston, MA 02110, USA	Hotel/Commercial	281,000	100%
353 Sacramento Street, San Francisco, CA 94111, USA	Commercial/Office	307,000	100%
150 Spear Street, San Francisco, CA 94105, USA	Commercial/Office	257,000	100%

APPENDIX II
FIVE YEAR'S FINANCIAL SUMMARY
(Expressed in Hong Kong Dollars)

	For the year ended 30th September 1997	1.10.1997 to 31.12.1998	For the year ended 31st December 1999	2000	**2001**
	$'000	*$'000*	*$'000*	*$'000*	***$'000***
RESULTS					
Turnover	3,349,373	3,850,619	2,888,827	2,899,181	**2,677,251**
Profit from operations less finance costs	1,420,930	1,333,357	804,692	775,034	**659,584**
Share of results of associates	26,819	8,063	6,559	(11,787)	**(13,263)**
Profit before tax	1,447,749	1,341,420	811,251	763,247	**646,321**
Taxation	(114,046)	(96,243)	(97,015)	(99,630)	**(108,279)**
Profit after tax	1,333,703	1,245,177	714,236	663,617	**538,042**
Minority interests	(141,747)	(108,009)	(68,912)	(40,664)	**(30,743)**
Profit attributable to shareholders	1,191,956	1,137,168	645,324	622,953	**507,299**
ASSETS AND LIABILITIES					
Total assets	36,280,343	27,421,215	28,032,514	29,291,891	**29,021,639**
Total liabilities	(9,562,091)	(11,318,680)	(10,424,342)	(10,753,002)	**(13,272,742)**
Minority interests	(3,569,315)	(1,595,595)	(1,691,399)	(1,036,549)	**(625,652)**
Shareholders' funds	23,148,937	14,506,940	15,916,773	17,502,340	**15,123,245**

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF GREAT EAGLE HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 38 to 94 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 12th March 2002

- **Closure of Transfer Books:**
  - from 2nd May 2002 to 9th May 2002 (both days inclusive)

- **2002 Annual General Meeting:**
  - 9th May 2002

- **Dividends:**

– Interim	:	HK7 cents per share
Date of Payment	:	23rd October 2001
– Final	:	HK14 cents per share – scrip dividend with cash option
Date of Payment	:	6th June 2002

目錄

集團概要

鷹君集團為香港大型地產商及酒店公司。管理層經驗豐富，尤精於評估及掌握市場走勢，往績優良。

集團總部設於香港，業務以發展、投資及管理優質寫字樓、商場、住宅及酒店物業為主，遍及香港、北美及歐洲。其主要商用物業為座落商業旺區之甲級寫字樓，面積達一百五十九萬平方呎。集團正於九龍旺角繁盛購物區發展總面積達一百七十六萬平方呎之寫字樓、商場及酒店綜合建設。於美國亦擁有四幢寫字樓物業之全部或部份投資權益，總面積為七十三萬七千平方呎。集團之酒店物業遍及世界各地，現時共有七間酒店，客房數目逾四千。其中兩間香港酒店由鷹君以本身品牌命名及直接管理。其他五間位於倫敦、多倫多、波士頓、墨爾砵及奧克蘭，則由不同著名酒店集團管理，並由鷹君內部幹練人員負責監察，以增強業績。集團其他業務包括物業管理及維修，及建築材料貿易。

集團原以鷹君有限公司為首，於一九六三年創立，並於一九七二年在香港交易所上市。一九九零年，由百慕達註冊之鷹君集團有限公司取代其上市地位並成為集團控股公司。

二零零一年財政年度，集團純利為五億七百萬港元（約六千五百萬美元），及於二零零一年十二月三十一日資產淨值為一百五十一億二千三百萬港元（約十九億三千九百萬美元）。

董事

羅鷹石	*主席兼董事總經理*
羅杜莉君	
羅嘉瑞	*副主席兼董事總經理*
羅啟瑞	*副董事總經理*
麥肯尼	
鄭海泉	
王于漸	
羅孔瑞	
羅慧端	
羅康瑞	
羅鷹瑞	
簡德光	

主要往來銀行

香港上海滙豐銀行有限公司
花旗銀行
恒生銀行有限公司

律師

孖士打律師行
高偉紳律師行
喬立本廖依敏律師行

核數師

德勤•關黃陳方會計師行

秘書

曾耀榮

主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

股份過戶登記處香港分處

香港中央證券登記有限公司
香港
灣仔
皇后大道東一八三號
合和中心十七樓

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要辦事處

香港
灣仔
港灣道二十三號
鷹君中心三十三樓

網址

www.greateagle.com.hk

截至二零零一年十二月三十一日止年度

	二零零一年 *港幣千元*	二零零零年 *港幣千元*	*變動百分率*
營業額	**2,677,251**	2,899,181	**-8%**
除税前溢利	**646,321**	763,247	**-15%**
可撥歸股東溢利	**507,299**	622,953	**-19%**
每股盈利	**0.90 元**	1.13 元	**-20%**
每股股息	**0.21 元**	0.30 元	**-30%**
股東權益	**15,123,245**	17,502,340	**-14%**
固定資產	**27,809,250**	27,961,846	**-1%**
資產總值	**29,021,639**	29,291,891	**-1%**

資產運用
截至二零零一年十二月三十一日止年度

資產
(資產總值港幣29,022百萬元)



19%
54%
27%
本地投資物業
海外投資物業
其他資產

代表



36%
52%
2%
10%
股東權益
非流動負債
少數股東權益
流動負債

經營溢利
(港幣1,123百萬元)



34%
64%
2%
租金收益
酒店經營收益
其他收益

可撥歸股東溢利



港幣百萬元
1,200
1,000
800
600
400
200
0
1997
1998
(十五個月)
1999
2000
2001
年份



本集團於2001年內的經營環境並不理想。幸而，

我們的穩定經常性收益及低息率，有助我們應付經濟放緩，及減低對盈利之負面影響。

股息

董事會議決在即將召開之二零零二年股東週年大會上向股東建議，派發截至二零零一年十二月三十一日止年度末期股息每股港幣14仙(二零零零年為每股港幣20仙)，予於二零零二年五月九日已登記在股東名冊上之股東，並擬採取以股代息方式派發，惟股東可選擇收取現金。假設各股東選擇以現金方式收取全部末期股息，連同於二零零一年十月二十三日已派發中期股息每股港幣7仙計算，全年度派發股息將為每股港幣21仙(二零零零年為每股港幣30仙)，合共不少於港幣121,205,158元(二零零零年為港幣165,633,965元)。

待股東在即將召開之二零零二年股東週年大會上通過派發上述股息之建議及香港聯合交易所有限公司上市委員會批准因在此所述以股代息之建議而配發及發行之新股上市及買賣後，各股東將獲配發已繳足股款之股份，其合共市值與該等股東選擇收取現金股息之總額相同。各股東亦可選擇收取部份或全部現金股息。股息單及以股代息之股票約於二零零二年六月六日寄送予各股東。有關以股代息建議之詳情，將會以書函形式連同選擇收取現金股息表格，於二零零二年股東週年大會後儘速寄予各股東。

截止過戶

本公司由二零零二年五月二日(星期四)至二零零二年五月九日(星期四)，包括首尾兩天在內，暫停辦理股票過戶登記手續。

為確保能享有末期股息，已購入本公司股份而尚未在股東名冊上登記之股東，必須於二零零二年四月三十日(星期二)下午四時前，將有關股票連同填妥之股份轉讓文件，送達香港灣仔皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司(本公司股份過戶登記處香港分處)，辦理過戶登記手續。

業務回顧

1. 租賃物業

於2001年度全年總租金收益淨額為764,500,000港元， 較2000年之717,500,000 港元，上升6.55%。2001年6月增購萬國寶通廣場提供六個月的租金收益，而美國之寫字樓物業收益亦有大幅增加。如以「同等資產」作比較，香港租賃物業租金收益則實有下降。

香港租賃物業

(a) 增購置萬國寶通銀行大廈

集團於2001年6月28日，根據物業估值1,951,560,000港元，完成購置萬國寶通銀行大廈39樓至50樓(內含寫字樓建築面積232,501平方呎)、一個舖位及數個車位。當中300,060,000港元由集團發行新股支付，每股作價18港元。所有增購樓面已租給萬國寶通銀行及另一大型金融機構。由購置日起計為期約三年，租金回報率為6.8%。

香港及海外

寫字樓

於二零零一年，香港甲級寫字樓空置率上升。



(b) 截至二零零一年十二月三十一日止租金收益

	集團權益	建築面積(平方呎) 寫字樓	商場	住宅	車位	租金收益總額 (港幣百萬元)
萬國寶通廣場	85.93%	968,000	49,000	–	537	449.6
萬國寶通廣場	100%	70,000	–	–	3	28.2
萬國寶通廣場 於2001年購置	100%	232,500	380	–	15	64.4
鷹君中心	100%	193,000	77,000	–	296	74.4
普慶廣場	100%	–	70,000	–	–	0.5
康宏廣場	100%	28,000	–	–	5	8.9
會景閣	100%	–	–	10,000	–	3.7
						629.7

(c) 物業租用情況及租金趨勢

	二零零一年十二月三十一日租用率 寫字樓	商場	住宅
萬國寶通廣場	93.5%	100.0%	–
鷹君中心	96.6%	100.0%	–
普慶廣場	–	34.7%	–
康宏廣場	100.0%	–	–
會景閣	–	–	100.0%



香港萬國寶通廣場

儘管2001年寫字樓新供應量為十五年低位，香港甲級寫字樓市場由於金融界和資訊科技界縮減規模，出現負吸納，空置率續漸上升。萬國寶通廣場及鷹君中心的租用率皆略為下降。年內甲級寫字樓租金持續受壓，尤以九一一事件後為甚，到2001年底實際租值已較年初下跌約30%。

偏軟之市況持續至2002年初，但租務查詢則有上升趨勢，除有趁低吸納之情況外，亦反映了潛在需求仍然存在。

美國租賃物業

集團於美國的寫字樓業績在2001年顯著改善。由於美國經濟放緩帶來之負面影響要到下半年才浮現，故未即時對2001年該組合的業績有重大影響。於2000年12月出售較低回報的紐約Metropolitan Tower後，於2001年1月轉購高回報的三藩市150 Spear Street，後者提供差不多整年的收益，導致美國業績可觀增長。

於2001年8月，我們出售了洛杉機Pacific Wilshire Plaza ，作價32,900,000 美元，略有盈利。

美國寫字樓市場應繼續放緩至2002年初段，租用率預計會下降。但由於全部租約中只有20% 於2002年約滿，負面影響應不會太大。



美國三藩市150 Spear Street

香港及海外
酒店

「九一一」事件影響香港及海外酒店業務。



2. 酒店及住寓業務

集團之酒店及住寓總營業額達至1,552,700,000港元，香港及海外業務分佔404,300,000港元及1,148,400,000港元。於2001年未計利息稅項及折舊前之營運收益為460,600,000港元，2000年則為548,700,000港元。

香港業務

香港酒店業除在適應整體經濟結構性轉變之餘，於去年更備受不同負面因素影響。於2001年首三季，旅客次數持續增長，惟主要增長來自中國大陸，而該市場乃由少數授權供應商控制，導致香港酒店業未能受惠於客量增長，阻礙利潤上昇。

「九一一」事件即時影響整體除中國外訪港遊客人數，尤以年終四個月的商務客抵埗量最為明顯，導致入住率及房價均下滑。


香港鷹君酒店

香港鷹君酒店
即使面對財政業放緩及「九一一」事件引來之困難，鷹君酒店仍能在五星級酒店市場中獲得良好評價。2001年之平均入住率為78.8%（2000年83.4%），平均房價則由2000年798.5港元調升至828.5港元。

香港逸東酒店
酒店以尋求經濟及舒適享受之亞太區休閒遊客為對象，期內能保持其市場地位。全年平均入住率為84.6%（2000年88.5%）；平均房價426.0港元（2000年436.0港元）。

香港逸東軒住寓
由於租務市場放緩及供應增加，逸東軒住寓的入住率由去年85%下降至2001 年75.3%，總營業額由2000年37,200,000港元降至今年34,600,000港元。

國際業務

倫敦朗咸酒店

除受倫敦市豪華酒店業2001年初以來財經市場下滑之影響外，先因口蹄症漫延，大幅減低前往英國度假及夏季遊客之人數。「九一一」事件更令第四季大部份商務旅遊幾陷於停頓。

雖然於2000年中落成的47 間Concierge Club客房令 2001年可出租量增加，2001年之入住率及平均房價仍達67.8%及158.8英鎊，較2000年之77.5%及175.8英鎊為低。而年內又有接近三份之二的標準客房完成翻新工程，提升酒店的五星級水準，有助在2002年市場重回正常時改善業務。

多倫多Delta Chelsea Hotel

即使受美國經濟疲弱及「九一一」事件影響，該酒店表現尚算良好，並能從對手中奪取市場佔有率。平均入住率及平均房價分別為72.8%及138.7加元，2000年則為74.8%及137.8加元。

墨爾砵Sheraton Towers Southgate Hotel

儘管2001年期間，澳洲第二大航空公司安捷倒閉，影響當地旅遊業，酒店仍能維持72.7%的入住率，去年則為74.2%。平均房價則由去年238.0澳元下調至今年223.1澳元。

波士頓Hotel Le Meridien

備受美國經濟疲弱及「九一一」事件嚴重打擊，入住率及平均房價分別降至64.8%及236.1美元，與整體市場走勢相若。2000年則為76.8%及為260.9美元。最近個多月，波士頓與其他美國大城市一樣，市況略有起色，但要持續改善則端賴來年美國財經市場復甦。

奧克蘭Sheraton Auckland Hotel & Towers

於2001年，奧克蘭之服務式住寓數量進一步增加，直接與酒店日租業務競爭。再加上「九一一」事件影響旅遊流向，令全市房價持續下調，該酒店平均房價由去年159.2紐元下調至141.8紐元，但由於首三季客房需求增加，平均入住率由去年63.7%上升至68.1%。



加拿大多倫多Delta Chelsea Hotel



旺角綜合發展項目 — 建築工程正全速進行

3. 發展中物業

旺角發展計劃

這總面積達1,760,000平方呎、包括零售、寫字樓及酒店的綜合項目之地基工程已於2001年11月完成。稍前曾因地質複雜而略有延誤。2002年3月底前將完成所餘少量工程。基礎及上蓋建築的主要工程合約已於2001年12月批出，有關工程並已展開。整個發展項目之預計入伙日期仍維持於2003年年底。

為增強該項目的吸引力，其中586,000平方呎的商場部份已交由國際著名則師樓進一步改善設計。以這個綜合項目之龐大規模及世界級設計，定將成為旺角的地標及區內商業及購物活動的焦點。

截至2001年底為止，整個項目支出，包括資本化利息，合共6,699,600,000港元。於2001年12月31日，已安排的銀行6年貸款總額51億港元中，可動用餘額為4,030,000,000港元，足夠支付完成整個項目所須費用。


荃灣
旺角
上環
中環
鰂魚涌
柴灣
購物商場

總建築面積1,760,000平方呎

項目包括：

- 一座十三層高、富有時尚意念的購物商場
- 一座五十三層高的甲級寫字樓
- 一間提供七百五十八個客房的四星級酒店







旺角 綜合發展項目

4. 電子商貿

我們鑒於電子商貿之前景仍然極不明朗，於2001年撤銷所有非上市電子商貿投資的餘額，為數23,000,000港元，此後我們對這些投資再無任何承擔。

5. 貿易

於2000年，香港住宅樓市呆滯，影響高端有限公司業績，建築材料銷售收益下降17%至177,300,000港元。 但因能有效地控制經營成本及日常營運支出，淨盈利只溫和下降。

財務檢討

負債

我們於2001年6月，以1,951,000,000港元增購萬國寶通銀行大廈樓面，為此安排了1,075,000,000港元之銀團貸款，餘額則由發行新股作價300,000,000港元及流動資金支付。年內亦以為收購相等於779,200,000港元三藩市150 Spear Street，因而安排了相等於601,200,000港元之按揭貸款。

截至2001年12月31日止，綜合借貸淨額為11,076,000,000港元(已減除現金結存及應撥歸少數股東權益之借貸)，較2000年底上升2,170,000,000港元。借貸增加主要為購入萬國寶通銀行大廈額外樓面及150 Spear Street，其餘則為旺角發展計劃支出。

根據投資物業之獨立估值及其他資產成本計算，本集團截至2001年12月31日之綜合資產淨值為15,123,000,000港元，與2000年底比較減少2,379,000,000港元。資產淨值之下調與本地及海外之商業和酒店物業價值普遍下跌相若。於2001年12月31日，槓桿比率為73%。

2001年內港元息率持續下調，我們之港元借貸在大部份時間為浮息，因而減省大量利息支出。到2001年後期，息率降至吸引水平，我們隨即以中期掉期合約為部份借貸對沖利率風險。於2001年12月31日，我們持有本金面值2,420,000,000港元之利息掉期合約，佔港元本位負債之28%。

截至2001年12月31日，為海外酒店及美國寫字樓物業融資之外幣負債總額為相等於3,676,000,000港元。其中40%，相等於1,474,000,000港元為定息貸款。當部份貸款到期續期時，可望將有關息率調低。

財務支出

2001年之財務支出淨額為427,300,000 港元，與2000年之426,100,000港元幾乎不變。息率下降大致抵消了因購置物業而增添負債之效果。此外，有關旺角項目的資本化利息支出由2000年之424,300,000港元降至244,200,000港元。利率下降是主要原因之一。另2000年的數目中，亦包含101,000,000 港元一次過入賬的貸款安排費用。

流動資金及借貸到期概要

於2001年12月31日，集團之現金、銀行存款及未動用而有抵押的銀行信貸總額為5,554,300,000港元。我們絕大部份信貸額為中期貸款，並有充足物業價值作抵押，足以保証信貸額可持續動用。

於2001年12月31日，借貸到期概要如下：

一年或以下	17.8%
一至二年	13.8%
三至五年	58.8%
五年或以上	9.6%

可換股債券

共1,200,000,000港元之可換股債券已於2001年4月到期日全部贖回。

資產抵押

於2001年12月31日，本集團之物業賬面值約共27,773,000,000港元（2000年：27,918,000,000港元）連同該等物業轉讓之銷售收益、保險收益、租金收入及其他有關物業所產生之收益及存款額約為95,400,000港元（2000年：104,200,000港元），為本集團銀行借貸作出按揭或抵押。

承擔項目及或然債項

本集團

於2001年12月31日，本集團未列入財務報告內之承擔項目及或然債項如下：

(a) 發展中物業預期所需費用約為3,706,700,000港元（2000年：3,954,900,000港元），其中已簽約者為3,255,300,000港元（2000年：468,600,000港元）；

(b) 經核准資本性開支約為43,500,000港元（2000年：716,300,000港元），其中已簽約者約為18,800,000港元（2000年：629,400,000港元）；及

(c) 於外幣匯兌期貨合約中以固定匯率售出之承擔額約為143,900,000港元（2000年：879,100,000港元）。

本公司

於2001年12月31日，本公司為若干附屬公司之銀行信貸而給予公司擔保約為9,248,000,000港元（2000年：6,932,800,000港元）。

除上述外，本集團及本公司於2001年12月31日並無任何重大承擔項目及或然債項。

展望

2002年上半年，本集團的寫字樓及酒店業務營運環境難望會顯著改善。但有初步跡象顯示，美國經濟正走向復甦路軌，應對下半年全球經濟有裨益。

現時香港寫字樓市場之弱勢，主要是需求下跌引致。但與1998/99年的上一個市場低潮時的情況截然不同，當時歷史新高的大量寫字樓供應將市場推低，而寫字樓供應數量在將來幾年將遠低於過去平均數，新落成量2004及2005年尤其短缺。「九一一」事件後，不少國際機構已將規模縮減至最低程度，只待經濟復甦成形，對香港優質寫字樓的需求即可迅速反彈。

根據最新統計，訪港旅客人次已回升。隨着訪港限制放寬，日漸富裕的內地旅客，將增加香港酒店的需求。我們在香港的兩間酒店於低迷市況下仍然維持良好入住率。往後幾年，酒店房價應有上升空間。而我們旗下的國際酒店均位處旺區，多以商務旅客為主。業務將能受惠於全球經濟復甦。

本集團會繼續專注旺角發展項目，除謹慎控制建築成本外，更決心達成高質素指標，建成全港最有吸引力的綜合零售、寫字樓及酒店項目。

僱員

本集團於2001年12月31日共有2,656名僱員。除薪金外，其他福利包括酌情花紅、教育津貼、保險、醫療及公積金計劃。高級職員(包括執行董事)可參與於1999年6月採納之購股權計劃，該購股權計劃其中若干條款於2001年12月20日已作出修改及其名稱更改為鷹君集團有限公司購股計劃。

最後，本人藉此機會，對董事會同寅之精明領導及全體員工對本集團於過去一年作出之貢獻及忠誠服務，謹致謝意。

主席
羅鷹石

香港，二零零二年三月十二日

董事

羅鷹石先生，八十九歲。自本集團於一九六三年創立時已出任主席兼董事總經理，羅先生在香港經營物業發展投資及建築業務逾四十年。

羅杜莉君女士，八十二歲。自一九六三年出任本集團董事。羅女士為主席羅鷹石先生之夫人。

羅嘉瑞醫生，五十五歲。一九八零年被委任為董事，現任本集團副主席兼董事總經理。羅醫生為香港上海滙豐銀行有限公司、上海實業控股有限公司、鳳凰衛視控股有限公司及中國移動(香港)有限公司非執行董事。彼亦為香港交易及結算所有限公司董事及創業板上市委員會主席、香港地產建設商會副主席、香港經濟研究中心董事、長遠房屋策略諮詢委員會成員、創新科技委員會成員及醫院管理局主席。羅醫生為主席羅鷹石先生之兒子，畢業於加拿大麥紀爾大學獲理學士學位及於美國康奈爾大學取得醫學博士學位，並持心臟專科證書。羅醫生於香港及海外各地從事物業與酒店發展及投資業務逾二十二年。

羅啟瑞先生，四十二歲。一九八四年被委任為董事，現任本集團副董事總經理。羅先生為香港特別行政區政府中央政策組非全職顧問。羅先生為主席羅鷹石先生之兒子，畢業於美國哥倫比亞大學，為工程學士，從事物業發展投資與建築業務逾十九年。

* 麥肯尼先生，六十九歲。在香港出生，現為一位退休律師，自一九七二年起出任本集團董事。麥先生在一九九二年退休前，曾任香港著名孖士打律師行顧問，而在一九七一年四月至一九八三年三月三十一日期間，曾為該律師行之高級合夥人。

* 鄭海泉先生，五十三歲。一九九四年被委任為董事。鄭先生為恒生銀行有限公司副董事長兼行政總裁、香港上海滙豐銀行有限公司及九廣鐵路公司董事。鄭先生亦為證券及期貨事務監察委員會之程序複檢委員會主席、香港銀行學會副會長兼理事會主席及長遠房屋策略諮詢委員會成員。鄭先生畢業於香港中文大學，為社會科學學士，及於新西蘭奧克蘭大學取得經濟學哲學碩士學位。

* 王于漸教授，四十九歲。一九九五年被委任為董事。王教授為香港大學經濟金融學院教授及商學院院長，亦為香港特別行政區政府之經濟諮詢委員會委員、外匯基金諮詢委員會委員、房屋委員會委員及大學教育資助委員會委員。王教授曾於美國芝加哥大學主修經濟，持有文學碩士及哲學博士學位。

羅孔瑞先生，六十歲。於一九六七年被委任為本集團董事。羅先生經營物業發展，建築及投資業務逾三十三年。羅先生為主席羅鷹石之兒子，畢業於澳洲新南威爾斯大學，為商學士。

羅慧端女士，六十五歲。自一九六三年出任本集團董事。羅女士於香港大學畢業為文學士後，即積極參與集團在香港之物業發展及投資逾三十七年。羅女士為主席羅鷹石先生之女兒。

羅康瑞先生，五十三歲。一九七零年出任本集團董事。羅先生為瑞安集團創辦人，瑞安集團在香港、中國大陸及北美洲經營房地產發展，建築及建材業務。羅先生現為瑞安建業有限公司主席。羅先生為主席羅鷹石先生之兒子。

羅鷹瑞醫生，四十九歲。自一九九三年出任董事。羅醫生為主席羅鷹石先生之兒子，現執業心臟專科醫生。

簡德光先生，五十歲。一九八一年加入本集團，一九八八年被委任為董事。簡先生畢業於香港中文大學為工商管理碩士，且為多個專業團體(包括香港會計師公會)會員。簡先生服務地產、財務及建築行業，於財務、會計及行政管理方面累積逾二十六年之經驗。

* *獨立非執行董事*

*附註：*於二零零一年十二月三十一日，Shui Sing Holdings Limited(「SSHL」)、Shui Sing (BVI) Limited(「SS (BVI)」)、瑞勝有限公司(「瑞勝」)及Galtee Investment Limited(「Galtee」)擁有本公司發行股本權益，並已依據香港證券(披露權益)條例第II部份披露該等權益予本公司及香港聯合交易所有限公司。羅鷹石先生、羅杜莉君女士、羅嘉瑞醫生、羅啟瑞先生、羅慧端女士及羅鷹瑞醫生為SSHL、瑞勝及Galtee董事。羅康瑞先生為瑞勝董事。羅嘉瑞醫生及羅啟瑞先生為SS(BVI)董事。

高層管理人員

唐振寰先生，五十四歲。一九八三年加入本集團。現為集團助理董事、並為鷹君發展及策劃管理有限公司董事總經理。唐先生畢業於香港大學為建築文學士及建築學士，並為香港建築師註冊管理局註冊建築師。唐先生於香港、中國大陸及海外物業發展、策劃及管理方面，經驗逾二十三年。

李澄明先生，五十歲。一九九四年加入本集團為助理董事，負責財務、投資及企業傳訊工作，並兼任鷹君物業代理有限公司董事兼總經理，負責集團物業市務、租賃及銷售事務。李先生畢業於香港大學社會科學系。加入本集團前，曾任職一著名國際性銀行逾二十年。

吳嫣珊小姐，四十五歲。一九九三年加入本集團為助理董事，負責處理及商議有關本集團之商業投資及發展計劃，及一切法律事務。吳小姐畢業於香港大學及倫敦大學，並分別獲取法律學士及碩士學位。加入本集團前，吳小姐曾執業為律師逾十年。

莫紹斌先生，四十八歲。一九八一年加入本集團。現任集團財務總監。莫先生持有工商管理碩士學位，於地產行業擔任會計及財務工作，經驗逾二十年。

林展圖先生，五十三歲。二零零零年加入本集團，任集團酒店業務之財務及行政副總裁，負責酒店之財務及業務發展。林先生已於二零零一年十二月辭職。

蘇耀華先生，五十八歲。二零零二年再度加入本集團為酒店執行副總裁。蘇先生於國際酒店管理方面，具逾三十年經驗。

馬啟賢先生，五十六歲。一九九五年加入本集團，負責拓展國際酒店業務。馬先生曾於五大洲各地工作，於國際性酒店置業及管理公司任高職，經驗逾二十九年。現任集團酒店之國際營運及拓展副總裁，專責國際業務及策劃長遠發展。

張大明先生，四十歲。一九八六年加入本集團。現任集團之全資附屬公司高端有限公司董事總經理。張先生在香港及中國大陸經營建築材料貿易具有豐富經驗。

曾耀榮先生，五十一歲。於一九九四年加入本集團為公司秘書。曾先生負責集團公司秘書事務及集團總部之人事、內部行政及保險事務。曾先生為英國特許秘書及行政人員公會及香港公司秘書公會資深會員，並為後者公會公司秘書小組成員。於公司秘書實務方面經驗達二十一年。

董事會以欣悅心情提呈截至二零零一年十二月三十一日止年度董事會報告書及經審核之財務報告。

主要業務

本公司之主要業務為投資控股。

附屬公司之主要業務為地產發展、物業投資、酒店及酒樓經營、建築材料貿易、股份投資、管理及保養服務、物業管理及保險代理。

業績及股息

本集團本年度之業績已刊載於綜合收益表內。本年度已派發及建議之股息已刊載於財務報告說明第11項內。

儲備

本年度內，本公司及本集團之儲備變動情況已刊載於財務報告說明第25項內。

五年財務摘要

本集團過去五年之業績、資產及負債摘要已刊載於附錄二內。

固定資產

本年度內，本集團之固定資產變動情況已刊載於財務報告說明第13項內。

本集團於二零零一年十二月三十一日佔重大權益之物業之詳情已刊載於附錄一內。

股本

本年度內，本公司之股本變動情況已刊載於財務報告說明第24項內。

購買、出售或贖回股份

截至二零零一年十二月三十一日止，本公司及其附屬公司並無購買、出售或贖回本公司之股份。

購股計劃

根據本公司於一九九九年六月十日通過之普通決議案所採納之行政人員購股計劃(「本計劃」)，本公司董事會可授予購股權之建議予其所挑選之僱員(包括本公司及其附屬公司之董事)購買本公司之股份。按於二零零一年十二月二十日所通過之決議案，本計劃若干條款已作修改及其名稱已改為鷹君集團有限公司購股計劃。

本計劃摘要

1. 本計劃之目的乃為了激勵本公司或任何附屬公司之行政人員、僱員、聯繫人士、代理人及承建商及可使該等人士參與本公司之成長。

2. 本計劃之參與人包括受遵守適用法律之規限下，任何獲董事會選出並授予購股權之人士，包括(無限制下)本公司或其任何附屬公司之任何全職或兼職僱員、本公司或其任何附屬公司任何執行或非執行董事及本公司或其任何附屬公司任何聯繫人士、代理人或承建商。

3. 按本計劃可能授予之購股權(連同已行使及尚未行使)之本公司每股面值0.50元最高股份(「股份」)之股數，與任何其他計劃所涉及之任何股份一併計算時，須為本公司按本計劃之採納日期已發行股本之股份數目百分之十。按本計劃可供發行之股份總數(不包括按舊有購股計劃所授予尚未行使之購股權而發行之股份數目)為51,862,853股份，佔本公司於2002年3月26日(寄發2001年年報日期前實際可行日期)之已發行股本約9%。

4. 倘任何一位參與人按本計劃獲授之購股權如全部被行使時，將導致根據所有於直至建議最近授予日前十二個月內任何期間已授予或將授予參與人之購股權之已發行及可發行股份總數，超過已發行之有關類別股份的1%，則不會授予購股權。

5. 可根據購股權認購股份之期限為由(視作已授予及接納購股權)二十四個月屆滿日後起計之三十六個月及至此三十六個月最後一日期間。

購股計劃(續)

本計劃摘要(續)

6. 參照上文第(5)段，購股權可行使之前必須持有之最短期限為24個月。

7. 按本計劃之條款，任何參與人須於購股權授予參與人日期起二十八日內，付予本公司1.00元作為接納授予購股權之代價。

8. 認購價(承受人在行使購股權時可認購股份之每股價格)將為(i)於建議授予購股權日(必須為營業日，該詞之定義見聯交所上市規則(「聯交所上市規則」)在香港聯合交易所有限公司(「聯交所」)日報表所列之股份最後成交價，及(ii)於緊接建議授予購股權前五個營業日在聯交所日報表所列之股份之最後成交價平均數，以較高者為準，惟認購價不得低於股份面值。

9. 本計劃為期十年，於二零零九年六月十日屆滿。

根據聯交所上市規則之要求，本公司僱員(包括執行董事)獲授予購股權之資料披露如下:

	授予購股權數目	授予購股權可認購之股份數目	授予日期	有效期間	可行使期間	每股認購價(元)
於二零零一年一月一日尚未行使之購股權	24	799,000	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	27	670,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	19	1,704,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	31	541,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	38	729,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	139	4,443,000				

購股計劃(續)

	授予購股權數目	授予購股權可認購之股份數目	授予日期	有效期間	可行使期間	每股認購價(元)
已授予之購股權	45	1,110,000	16/01/2001	16/01/2001 - 16/01/2006	17/01/2003 - 16/01/2006	13.392
已行使之購股權	(2)	(93,000)	22/01/1998	22/01/1998 - 22/01/2003	23/01/2000 - 22/01/2003	6.912
	(8)	(32,000)	12/03/1999	12/03/1999 - 12/03/2004	13/03/2001 - 12/03/2004	7.020
已註銷之購股權	(1)	(16,000)	15/04/1997	15/04/1997 - 15/04/2002	16/04/1999 - 15/04/2002	21.519
	(1)	(6,000)	14/02/2000	14/02/2000 - 14/02/2005	15/02/2002 - 14/02/2005	10.116
	(1)	(6,000)	16/01/2001	16/01/2001 - 16/01/2006	17/01/2003 - 16/01/2006	13.392
已失效之購股權	(24)	(799,000)	08/05/1996	08/05/1996 - 08/05/2001	09/05/1998 - 08/05/2001	19.584
	147	4,601,000				
於二零零一年十二月三十一日尚未行使之購股權	26	654,000	15/04/1997	15/04/1997 - 15/04/2002	16/04/1999 - 15/04/2002	21.519
	17	1,611,000	22/01/1998	22/01/1998 - 22/01/2003	23/01/2000 - 22/01/2003	6.912
	23	509,000	12/03/1999	12/03/1999 - 12/03/2004	13/03/2001 - 12/03/2004	7.020
	37	723,000	14/02/2000	14/02/2000 - 14/02/2005	15/02/2002 - 14/02/2005	10.116
	44	1,104,000	16/01/2001	16/01/2001 - 16/01/2006	17/01/2003 - 16/01/2006	13.392
	147	4,601,000				

購股計劃(續)

附註:

(i) 於一九九六年至一九九九年內所授予之購股權乃按已於一九九九年三月十六日屆滿之舊有行政人員購股計劃發授。二零零零年及二零零一年授予之購股權乃按於一九九九年六月十日採納之本計劃發授。

(ii) 接納授予每一購股權所付之代價為1.00元。

(iii) 於二零零一年一月十五日(即於二零零一年一月十六日授予購股權之前一日)股份在聯交所之收市價為15.45元。

(iv) 在年內股份在緊接購股權行使日期之前之加權平均收市價為11.29元。

(v) 經考慮於年內授予購股權之價值比對已發行股份之總市值並不重要,故此不作披露。

董事

下列為本公司在年內及直至本報告書簽發日之董事:

羅鷹石先生
羅杜莉君女士
羅嘉瑞醫生
羅啟瑞先生
麥肯尼先生*
鄭海泉先生*
王于漸教授*
羅孔瑞先生
羅慧端女士
羅康瑞先生
羅鷹瑞醫生
簡德光先生

**獨立非執行董事*

依照本公司之細則,羅啟瑞先生、羅康瑞先生及鄭海泉先生須於即將舉行之股東週年大會上告退,惟有資格連選,且彼等已表示願意膺選連任。

按本公司之細則,每一位獨立非執行董事之任期直至彼輪值告退為董事止。

各董事在本公司及其聯營公司之股份權益

於二零零一年十二月三十一日，根據香港證券(披露權益)條例第二十九條所須存有之登記冊上所載錄，各董事及與彼等有聯繫人士持有本公司及聯營公司證券權益如下：

		持有股份數目				
	董事芳名	個人權益	家族權益	公司權益	其他權益	總數
本公司	羅鷹石	4,994,725	–	–	–	4,994,725
	羅杜莉君	–	–	–	–	–
	羅嘉瑞	6,006,711	–	6,636,557	298,561,042	311,204,310
				附註(5)	附註(1)	
	羅啟瑞	–	–	671,523	298,561,042	299,232,565
				附註(6)	附註(1)	
	麥肯尼	14,000	–	–	–	14,000
	鄭海泉	–	10,000	–	–	10,000
	王于漸	–	–	–	–	–
	羅孔瑞	2,729	–	–	–	2,729
	羅慧端	238,402	–	–	298,561,042	298,799,444
					附註(1)	
	羅康瑞	276	–	–	–	276
	羅鷹瑞	3,805,046	3,662	300,000	298,561,042	302,669,750
				附註(7)	附註(1)	
	簡德光	314,503	–	–	–	314,503
附屬公司						
紀信投資有限公司(正進行股東自動清盤)	羅康瑞	–	–	2	–	2
				附註(8)		

各董事在本公司及其聯營公司之股份權益（續）

根據聯交所上市規則要求，按本公司購股計劃所授予董事（其中若干為主要股東）購股權之資料披露如下：

羅嘉瑞

	授予購股權數目	授予購股權可認購之股份數目	授予日期	有效期間	可行使期間	每股認購價（元）
於二零零一年一月一日						
尚未行使之購股權	1	150,000	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	1	120,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	1	300,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	1	120,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	1	130,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	5	820,000				
已授予之購股權	1	180,000	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
已行使之購股權	無	不適用	不適用	不適用	不適用	不適用
已註銷之購股權	無	不適用	不適用	不適用	不適用	不適用
於二零零一年五月九日						
失效之購股權	(1)	(150,000)	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
於二零零一年十二月三十一日尚未行使之購股權	5	850,000				

各董事在本公司及其聯營公司之股份權益(續)

羅嘉瑞

	授予購股權數目	授予購股權可認購之股份數目	授予日期	有效期間	可行使期間	每股認購價(元)
於二零零一年一月一日						
尚未行使之購股權	1	150,000	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	1	120,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	1	300,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	1	120,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	1	130,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	5	820,000				
已授予之購股權	1	180,000	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
已行使之購股權	無	不適用	不適用	不適用	不適用	不適用
已註銷之購股權	無	不適用	不適用	不適用	不適用	不適用
於二零零一年五月九日						
失效之購股權	(1)	(150,000)	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
於二零零一年十二月三十一日尚未行使之購股權	5	850,000				

各董事在本公司及其聯營公司之股份權益（續）

羅啟瑞

	授予購股權數目	授予購股權可認購之股份數目	授予日期	有效期間	可行使期間	每股認購價（元）
於二零零一年一月一日						
尚未行使之購股權	1	150,000	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	1	120,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	1	300,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	1	120,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	1	130,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	5	820,000				
已授予之購股權	1	180,000	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
已行使之購股權	無	不適用	不適用	不適用	不適用	不適用
已註銷之購股權	無	不適用	不適用	不適用	不適用	不適用
於二零零一年五月九日						
失效之購股權	(1)	(150,000)	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
於二零零一年十二月三十一日尚未行使之購股權	5	850,000				

各董事在本公司及其聯營公司之股份權益(續)

簡德光

	授予購股權數目	授予購股權可認購之股份數目	授予日期	有效期間	可行使期間	每股認購價(元)
於二零零一年一月一日						
尚未行使之購股權	1	60,000	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
	1	50,000	15/04/1997	15/04/1997 – 15/04/2002	16/04/1999 – 15/04/2002	21.519
	1	450,000	22/01/1998	22/01/1998 – 22/01/2003	23/01/2000 – 22/01/2003	6.912
	1	25,000	12/03/1999	12/03/1999 – 12/03/2004	13/03/2001 – 12/03/2004	7.020
	1	50,000	14/02/2000	14/02/2000 – 14/02/2005	15/02/2002 – 14/02/2005	10.116
	5	635,000				
已授予之購股權	1	130,000	16/01/2001	16/01/2001 – 16/01/2006	17/01/2003 – 16/01/2006	13.392
已行使之購股權	無	不適用	不適用	不適用	不適用	不適用
已註銷之購股權	無	不適用	不適用	不適用	不適用	不適用
於二零零一年五月九日						
失效之購股權	(1)	(60,000)	08/05/1996	08/05/1996 – 08/05/2001	09/05/1998 – 08/05/2001	19.584
於二零零一年十二月三十一日尚未行使之購股權	5	705,000				

各董事在本公司及其聯營公司之股份權益（續）

除上述披露外，並無任何董事及與彼等有聯繫人士擁有本公司或聯營公司（定義見香港證券（披露權益）條例）任何證券權益。再者，在本年度內並無任何董事及任何彼等之配偶或年齡未滿十八歲之子女獲授予任何權利認購本公司證券或已行使任何該等權利。

主要股東於本公司之股份權益

於二零零一年十二月三十一日，根據香港證券（披露權益）條例第十六條（一）項所須存有之登記冊上所載錄，下列股東（非本公司董事）持有本公司已發行股本百分之十或以上權益：

股東芳名	股份數目	附註
羅鴻鏇	298,561,042	(1)
羅慧琦	301,640,070	(1)
瑞勝有限公司	81,300,957	(2)
Galtee Investment Limited	93,702,380	(2)
Shui Sing Holdings Limited	248,306,504	(3)
Shui Sing (BVI) Limited	248,306,504	(3)
HSBC集團*	298,835,042	(4)

* HSBC集團包括HSBC Holdings plc及其附屬公司：HSBC Finance (Netherlands), HSBC Holdings B. V., HSBC Investment Bank Holdings B. V., HSBC International Trustee Limited, 香港上海滙豐銀行有限公司, 恒生銀行有限公司, HSBC Investment Bank Holdings plc, HSBC Asset Management Limited, HSBC Asset Management (Europe) Limited 及 HSBC Asset Management (Taiwan) Limited.

附註：

(1) 羅嘉瑞醫生、羅啟瑞先生、羅慧端女士、羅鷹瑞醫生及羅鴻鏇女士擁有之298,561,042股，及羅慧琦女士擁有之301,640,070股其中之298,561,042股實為相同。

(2) 瑞勝有限公司所持有之81,300,957股及Galtee Investment Limited 所持有之93,702,380股，均與附註(3)所述之股份權益重覆。此兩間公司，均為Shui Sing (BVI) Limited之直接全資附屬公司，而Shui Sing (BVI) Limited則為Shui Sing Holdings Limited之直接全資附屬公司。

主要股東於本公司之股份權益（續）

(3) 由Shui Sing Holdings Limited及Shui Sing (BVI) Limited所持有之248,306,504股與附註(1)所述之股份權益相同及重覆。

(4) 298,835,042股其中298,561,042股與附註(1)所述之股份實為相同。HSBC International Trustee Limited（「HKIT」）為一酌定信託之信託人，而附註(1)所述之人士則為該信託之受益人，HKIT擁有及/或被視為擁有所述之298,561,042股份權益。HKIT亦為其他酌定信託之信託人，並為該等信託持剩餘部份之股份。

(5) 6,636,557股由羅嘉瑞醫生佔全部權益之一間公司所有。

(6) 671,523股由羅啟瑞先生佔全部權益之一間公司所有。

(7) 300,000股由羅鷹瑞醫生佔全部權益之一間公司所有。

(8) 紀信投資有限公司（正進行股東自動清盤）其中2股，由羅康瑞先生佔有權益之一間公司所有。

董事在合約上之利益

除根據以下關連交易所披露外，本公司或其任何附屬公司於本年度終結時或在年度內任何時間，並無簽訂任何重要合約，致令董事直接或間接獲得重大利益。

關連交易

旺角市區重建計劃

地盤B樓宇地基工程合約之補充協議

本公司之一間全資附屬公司，Renaissance City Development Company Limited（「發展商」），於一九九九年十二月二十一日訂立一項樓宇地基工程合約（「樓宇地基工程合約」），委任新福港集團有限公司（「新福港」）進行旺角項目地盤B之若干地基工程，代價總額約為一億三千九百六十一萬元。因該協議乃構成本公司一項關連交易，根據聯交所上市規則，本公司已於一九九九年十二月二十一日發出公佈並於一九九九年年報內披露該交易。

由於地基施工過程極度困難，故須修改部份地基工程設計，發展商及新福港為此原因訂立一份日期為二零零一年九月七日之補充協議（「補充協議」），使新福港獲工期順延311日及加賬約二千九百萬元。

關連交易(續)

旺角市區重建計劃(續)

根據補充協議而增加之工程款項約為二千九百萬元，連同樓宇地基工程合約之作價，合共約為一億六千九百萬元，分別佔本公司於二零零零年十二月三十一日之經審核綜合有形資產淨值約0.17%及0.97%，本公司已於二零零一年九月七日發出有關公佈。大部份按補充協議所作補充之樓宇地基工程合約內所述之工程已於二零零一年十一月內完成(上蓋建築工程亦已於二零零一年十二月開展)，餘下少量工程將於二零零二年三月底前完成。

總承建合約

按照一項日期為二零零一年十一月十二日之協議(「總承建合約」)，發展商已委任新福港為旺角項目上蓋建築工程包括寫字樓、商場及酒店之整體建築及商場地庫之挖掘工程之總承建商，作價為三十一億一千萬元，總承建合約之工程預期於二零零三年十二月前完成。

由於該合約價為三十一億一千萬元，佔本公司截至二零零一年六月三十日止之綜合有形資產淨值約17.37%，根據聯交所上市規則，按該協議所進行之交易(「該交易」)乃構成本公司一項須予披露交易。

於二零零一年十一月九日，羅鷹石家族若干成員及其有關之信託及公司(「羅鷹石集團」)擁有本公司已發行股份權益合共約為62.48%。羅鷹石家族若干成員擁有新福港約95.92%股份權益及控制權。基於羅鷹石集團於協議內之利益，根據聯交所上市規則，按該協議所須進行之交易乃構成本公司之關連交易，並已獲獨立股東於股東特別大會上通過批准。

於二零零一年十一月十二日已就該交易作出公佈及其後寄送予本公司股東一份日期為二零零一年十二月一日致股東之通函，內容包括該交易之詳情及召開於二零零一年十二月二十日舉行之股東特別大會通告，而獨立股東已於所述股東特別大會上通過批准該交易。

購買股份或債券安排

除本公司成立之鷹君集團有限公司購股計劃(前名為行政人員購股計劃)外，本公司或其任何附屬公司在本年度內，並無參與任何安排致令各董事藉此獲得本公司或任何其他機構之股份或債券而獲益。

服務合約

本公司並無與董事訂立任何於一年內須以賠償形式終止之服務合約(除法定賠償外)。

優先購買權

本公司之細則並無優先購買權之規定，惟百慕達法例並無法例限制訂立此等權利。

主要客戶及供應商

本年度內，本集團首五名最大之客戶及供應商均佔少於本集團銷售額及購貨額百分之三十。

最佳應用守則

本公司截至二零零一年十二月三十一日止年度所涵蓋之會計年度已遵守聯交所上市規則附錄十四載列之最佳應用守則。

捐款

本集團之慈善及其他捐款總額為252,950元。

核數師

於即將舉行之股東週年大會上，將會提出繼續委聘德勤。關黃陳方會計師行為本公司核數師之決議案。

承董事會命
主席
羅鷹石

香港，二零零二年三月十二日

茲通告鷹君集團有限公司(「本公司」)定於二零零二年五月九日(星期四)下午三時正，於香港灣仔港灣道二十三號鷹君中心頂樓召開本公司二零零二年股東週年大會，處理下列事宜：

普通事項

(一) 省覽本公司截至二零零一年十二月三十一日止年度之經審核財務報告及董事會與核數師報告書。

(二) 宣佈派發末期股息。

(三) 選舉董事以代退任董事。

(四) 議定董事之最高名額，並授權董事會在該限額內委聘董事。

(五) 釐定董事袍金。

(六) 聘請核數師及授權董事會釐定其酬金。

特別事項

(七) 考慮並酌情通過，或經修訂後通過，下列議案為普通決議案：

(甲)「動議：

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會(「董事會」)於有關期間內(按下文所界定)行使本公司購買或購回其本身股份(「股份」)之一切權力；

(b) 根據上文(a)段之授權，本公司可於香港聯合交易所有限公司或香港證券及期貨事務監察委員會及香港聯合交易所有限公司根據香港公司股份購回守則認可之其他證券交易所(股份可能於此等交易所掛牌)購買或購回之股份，其總數不得超過在本決議案通過之日已發行股本面值總額百份之十，而上文之授權須受此數額限制；及

(c) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項較早發生之期間：

(i) 本公司下次股東週年大會結束；

(ii) 依照本公司細則或一九八一年百慕達公司法(以修訂為準)(或其他可適用之百慕達法例)規定本公司下次股東週年大會須予召開之期限屆滿之日；及

(iii) 本公司股東大會上通過普通決議案，撤銷或更改本決議案之授權。」

(乙)「動議：

(a) 在下文(c)段之限制下，一般性及無條件批准董事會於有關期間內(按下文所界定)行使本公司配發、發行及處理新股之一切權力，並批准本公司董事會訂立或發出須行使此等權力之售股建議、協議及選擇權；

(b) 上文(a)段之批准可授權董事會於有關期間內訂立或發出須於有關期間以後行使此等權力之售股建議、協議及選擇權；

(c) 董事會依據上文(a)段之授權所配發或同意有條件或無條件配發(不論其為依據選擇權所配發者與否)之股份面值總額(因(i)配售新股、(ii)根據本公司發行之任何認股權證或任何轉換為股份之證券之條款，行使認購或轉換股份之權利、(iii)任何現時採納之優先購股計劃或類似安排，向本公司及／或其任何附屬公司之行政人員及／或僱員或該等優先購股計劃或安排之其他參與人授予或發行股份或購買股份之權力，或(iv)任何依照本公司細則以配發股份代替全部或部份股息之以股代息或其他類似安排而配發者除外)不得超過(aa)於本決議案通過日之已發行股份面值總額百份之二十加(bb)(倘董事會獲本公司股東根據一項獨立普通決議案授權)本公司於本決議案通過後所購買或購回之股份面值總額(以本決議案通過日之已發行股份面值總額百份之十為限)，而上文之授權須受此數額限制；及

(d) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項較早發生之期間：

(i) 本公司下次股東週年大會結束；

(ii) 依照本公司細則或一九八一年百慕達公司法(以修訂為準)(或其他可適用之百慕達法例)規定本公司下次股東週年大會須予召開之期限屆滿之日；及

(iii) 本公司股東大會上通過普通決議案，撤銷或更改本決議案之授權。

「配售新股」指董事會所訂定之期間內，並按照其當時持有之股份或其他證券類別之比例，向載列於一指定記錄日期之股東名冊內之股份持有人配售新股之建議(惟董事會有權就零碎股份或因本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

(丙)「動議授權董事會，就本大會通告第(七)(乙)項決議案 (c) 段 (bb) 分段所述之本公司股本，行使該決議案 (a) 段所述之權力。」

承董事會命
公司秘書
曾耀榮

香港，二零零二年三月十二日

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要辦事處：
香港
灣仔
港灣道二十三號
鷹君中心三十三樓

附註：

(一) 凡有權出席經上述通告召開之大會，並於會上投票之股東，均有權委任一位或多位代表出席會議，並於表決時代其投票。代表不須為本公司股東。

(二) 代表委任表格連同簽署人之授權書或其他授權文件(指如有而言)或公證人簽署該授權書或授權文件之副本，最遲須於大會(或任何續會)召開時間四十八小時前交回香港灣仔港灣道二十三號鷹君中心三十三樓本公司辦事處，方為有效。

綜合收益表

截至二零零一年十二月三十一日止年度
(以港幣計算)

	說明	二零零一年 千元	二零零零年 千元
營業額		2,677,251	2,899,181
銷售及營運成本		(1,394,426)	(1,564,513)
毛溢利		1,282,825	1,334,668
其他收入	5	72,384	76,798
行政費用		(122,583)	(111,610)
其他營運費用		(109,473)	(64,374)
經營溢利	6	1,123,153	1,235,482
財務成本	7	(463,569)	(460,448)
應佔聯營公司業績		(13,263)	(11,787)
除稅前溢利		646,321	763,247
課稅準備	9	(108,279)	(99,630)
除稅後溢利		538,042	663,617
少數股東權益		(30,743)	(40,664)
可撥歸股東溢利	10	507,299	622,953
股息	11	121,213	165,690
每股基本盈利	12	0.90元	1.13元
攤薄後每股盈利	12	0.90元	1.13元

資產負債表

二零零一年十二月三十一日結算

(以港幣計算)

		本集團		本公司	
		二零零一年	二零零零年	二零零一年	二零零零年
	說明	千元	千元	千元	千元
資產					
非流動資產					
固定資產	13	**27,809,250**	27,961,846	–	–
其他資產	14	–	8,196	–	–
附屬公司權益	15	–	–	**5,669,311**	5,282,315
聯營公司權益	16	**3,018**	44,604	–	–
其他投資	17	**23,409**	44,919	–	–
已抵押銀行存款	18	**95,414**	104,156	–	–
		27,931,091	28,163,721	**5,669,311**	5,282,315
流動資產					
存貨	19	**57,050**	58,271	–	–
應收賬、按金及預付款項	20	**323,639**	534,478	**184**	182
銀行結存及現金		**709,859**	535,421	**1,247**	1,260
		1,090,548	1,128,170	**1,431**	1,442
		29,021,639	29,291,891	**5,670,742**	5,283,757

	說明	本集團 二零零一年 千元	本集團 二零零零年 千元	本公司 二零零一年 千元	本公司 二零零零年 千元
負債					
流動負債					
應付賬、按金及應付費用	21	**564,810**	562,058	**1,707**	1,655
一年內到期借貸	22	**2,195,301**	2,302,161	–	–
課稅準備		**183,787**	208,592	–	–
		2,943,898	3,072,811	**1,707**	1,655
非流動負債					
一年以上到期借貸	22	**10,155,374**	7,506,902	–	–
遞延稅項	23	**173,470**	173,289	–	–
		10,328,844	7,680,191	–	–
		13,272,742	10,753,002	–	–
少數股東權益		**625,652**	1,036,549	–	–
		13,898,394	11,789,551	**1,707**	1,655
資產淨值		**15,123,245**	17,502,340	**5,669,035**	5,282,102
代表					
股本	24	**288,584**	276,052	**288,584**	276,052
儲備	25	**14,834,661**	17,226,288	**5,380,451**	5,006,050
股東權益總額		**15,123,245**	17,502,340	**5,669,035**	5,282,102

財務報告第38頁至第95頁已於二零零二年三月十二日獲董事會批准及授權頒佈，並由下列董事代其簽署：

羅嘉瑞
董事

羅啟瑞
董事

綜合已確認損益表

截至二零零一年十二月三十一日止年度

(以港幣計算)

	二零零一年 千元	二零零零年 千元
重估投資及酒店物業之(減少)增加	**(3,022,372)**	1,192,156
重估證券投資之減少	**(11,555)**	(350)
海外營運折算所產生之匯兑差額	**(51,329)**	(52,607)
未於收益表內確認之淨(虧損)收益	**(3,085,256)**	1,139,199
可撥歸股東溢利	**507,299**	622,953
已確認淨(虧損)收益總額	**(2,577,957)**	1,762,152
更改會計政策引致前期調整(見附註2)		
於二零零零年一月一日保留溢利增加	**–**	109,280

截至二零零一年十二月三十一日止年度

(以港幣計算)

	說明	二零零一年 千元	二零零零年 千元
來自經營業務之現金流入淨額	26	1,309,177	963,908
投資回報及財務收支			
利息收入		31,302	34,743
利息支出		(615,652)	(685,661)
無牌價證券股息收入		7,303	6,044
有牌價證券股息收入		74	76
聯營公司股息收入		4,934	42,602
支付股東股息		(67,494)	(101,009)
支付少數股東股息		(109)	(95,776)
投資回報及財務收支之現金流出淨額		(639,642)	(798,981)
稅項			
繳付香港利得稅		(75,809)	(29,157)
退回香港利得稅		33	21
繳付其他司法區稅項		(60,484)	(62,301)
淨稅項支出		(136,260)	(91,437)

	說明	二零零一年 千元	二零零零年 千元
投資業務			
購入固定資產		(1,356,715)	(978,846)
出售固定資產		251,860	547,971
收購附屬公司	27	(1,641,783)	–
投資聯營公司		(1,559)	(13,440)
增購附屬公司權益作價		–	(65,154)
其他投資之資本退回		11,699	–
其他投資增加		(624)	(49,510)
已抵押存款減少		8,742	16,784
投資業務之現金流出淨額		(2,728,380)	(542,195)
融資前之現金流出淨額		(2,195,105)	(468,705)
融資	28		
發行股份		869	4,168
發行股份支出		(66)	(66)
少數股東之股本及償還變動		(242,125)	(27,267)
新長期借貸		4,858,041	2,881,908
長期借貸償還		(962,756)	(2,488,157)
可換股債券贖回		(1,204,136)	–
融資之現金流入淨額		2,449,827	370,586
現金及現金等值增加(減少)		254,722	(98,119)
外幣兌換率改變之影響		(17,644)	10,996
年初結存之現金及現金等價物		372,316	459,439
年末結存之現金及現金等價物	30	609,394	372,316

1. 簡介

本公司為一間在百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市。

本公司之主要業務為投資控股。

附屬公司之主要業務為地產發展、物業投資、酒店及酒樓經營、建築材料貿易、股份投資、管理及保養服務、物業管理及保險代理。

2. 採納會計實務準則/更改會計政策

本集團於本年度首次採納數項由香港會計師公會頒佈之全新及經修定之會計實務準則(「會計實務準則」)，除下述會計實務準則外，採納該等會計實務準則對本期或前期之財務報告並無重大影響：

會計實務準則第9條(經修訂)	結算日後事項
會計實務準則第14條(經修訂)	租約
會計實務準則第26條	分類報告
會計實務準則第28條	撥備、或然債項及或然資產
會計實務準則第30條	業務合併

根據會計實務準則第9條(經修訂)，結算日後之建議或公佈股息不會被確認為結算日之負債，惟須於財務報告說明內披露。更改該會計政策具追溯力，使前期保留溢利須作出調整，因而增加約109,280,000元。

採納會計實務準則第14條(經修訂)不會對租約之會計處理有重大變動，因此不會對前期租約之會計處理作出調整，但為了符合會計實務準則第14條(經修訂)之新披露要求，故此已修訂本集團於租約處理之披露。而為了達到一致之陳述，故已將比較金額重列。

今年內，本集團已按會計實務準則第26條之要求更改分類報告劃分基準。為了以一致之基準呈報，已修改截至二零零零年十二月三十一日止年度之分類披露。

2. 採納會計實務準則/更改會計政策(續)

過往年度，本公司在重大維修及更換會計政策上規定每年撥備一定之金額作為預期重大翻新之成本。根據會計實務準則第28條，過往年度之過多撥備已不再被確認並於今年度收益表內撥回。本年度及過往年度之財務報告並無重大影響。

今年度本集團採納會計實務準則第30條及選擇不會對過往於儲備內抵銷(撥入)之商譽(負商譽)作出重列。因此，於二零零一年一月一日前，由於收購所引起之商譽會置於儲備內及將於出售有關之附屬公司、聯營公司或共同控制之公司當日或於商譽被定為受損害之時於收益表內計算。於二零零一年一月一日前，由於收購所引起之負商譽將於出售有關之附屬公司、聯營公司或共同控制之公司當日於收益表內計算。

於二零零一年一月一日後，由於收購附屬公司所引起之商譽會被資本化及按其預計可使用年限攤銷。於二零零一年一月一日後，由於收購附屬公司所引起之負商譽會呈報及於非流動資產及扣除並按其產生的原因轉入收益表內。

3. 主要會計原則

除了投資及酒店物業及證券投資是以重估價值列賬外，本財務報告是按歷史成本為基礎及依據香港普遍採納的會計原則編製。主要會計原則詳列如下：

綜合賬之基本原則

綜合財務報告包括本公司及其附屬公司每年截至十二月三十一日之財務報告。

年內購入或售出之附屬公司，自收購日起或至出售日之盈虧已包括於集團之綜合收益表內。

本集團內各公司間之重要交易及結餘已在編製綜合賬目時抵銷。

3. 主要會計原則（續）

商譽

商譽指本集團收購附屬公司付出的代價超過本集團估該附屬公司在被收購當日的應佔淨資產的公平價值的數額。商譽會被資本化及按其預計可使用年限攤銷。負商譽指本集團收購附屬公司付出的代價低於本集團估該附屬公司在被收購當日的應佔淨資產的公平價值的數額，並呈報於非流動資產及按其產生的原因轉入收益表。

收購聯營公司權益所產生的溢價或折扣指本集團的收購代價超過或低於本集團於該聯營公司在被收購當日的應佔淨資產的公平價值的數額，並會於應佔聯營公司權益中處理。

於出售附屬公司或聯營公司的投資時，相關商譽的未攤銷餘額或負商譽的未撥出餘額均會包括在計算出售損益中。

營業額

營業額乃毛租金、經營酒店及酒樓收益、出售建築材料所得金額、物業管理及維修保養費及代理佣金收益之總和。

收益之確認

租金收益包括於營業租約內預開租金發票，乃按相關租約之條款以直線基準予以確認。

酒店經營收益乃按賓客享用酒店設施量及提供之服務予以確認。

利息收益乃參考尚未償還之本金按適用之利率及時間比例基準予以確認。

來自投資之股息收入在股東確定有權收取股息時予以確認。

3. 主要會計原則（續）

投資物業

投資物業指已完成發展物業，因具有投資價值而持有，而有關租金收入是按正常非關連基礎商議而訂。

投資物業乃根據獨立的專業估價，以其公開市值於結算日入賬。任何於重估投資物業價值時所產生的重估增加或減少均會計入或扣除於物業重估儲備中，但當該儲備的結餘不足以抵銷重估減少時，不足之數則會在收益表中扣除。倘過往自收益表扣除減少，而隨後再產生重估增加，有關增加應撥入收益表內，惟款額以過往已扣除之減少為限。

在出售投資物業時，歸屬於該物業的物業重估儲備結餘會轉入收益表中。

除了租約期尚餘二十年或以下之投資物業外，其餘投資物業無須作折舊準備。

酒店物業

酒店物業乃指整體運用於酒店經營之土地與建築物以及其有關固定設備之權益並以獨立專業估價所得之公開市值於結算日記賬。

本集團之政策乃保持酒店物業之狀況，以使其餘值不會因隨時間而降低而任何折舊之因素均無重大影響。故無就酒店物業而作出折舊之準備。而有關保養及維修支出已於其產生年度計入損益賬內。

發展中物業

在發展中用作出售、出租或行政或尚未決定用途的土地及建築物以成本扣除由董事經考慮後之減值損失入賬。成本包括土地成本、發展成本、資本化之借貸成本及歸于該等物業之其他直接成本。

當發展中物業視為有投資潛質作長期持有，則列為非流動資產。當該等資產之用途已定，該等資產之折舊均與其他物業資產之基準一樣。

3. 主要會計原則（續）

發展中物業（續）

持有用作出售用途之發展中物業，將被視為待售發展中物業並列為流動資產。

借貸成本

因收購，建設或生產符合規定資產而需要一段長時間籌備作原定用途或銷售，其直接產生之借貸成本均資本化為該資產之部份成本。當該等資產實質上達致既定之可運用或出售狀況時，借貸成本便不可再資本化。從特定借貸待支付符合規定資產之經費前而作出之短暫投資所賺取之投資收入從撥充資本之借貸成本中扣除。

其他借貸成本於產生之期間在收益表內扣除。

物業、廠房及設備

物業、廠房及設備乃按其成本減去折舊及累計減值損失入賬。

折舊準備乃按資產之預計可使用年限，以直線法及下列年率撇銷其成本：

永久物業	無
租賃物業	以租約期計算
樓宇	以租約期或50年兩者取較短期計算
傢俬及裝置、汽車及廠房及機械	20%

資產出售或棄用時產生之收益或虧損乃按資產之銷售所得款項與其賬面值之間差額釐定，並於收益表內確認。

其他資產

其他資產包括發行可換股債券費用、許可證費用及其他安排費用。

發行可換股債券費用乃按可換股債券之發行日至贖回日的年期以直線法攤銷。

3. 主要會計原則（續）

其他資產（續）

許可證費用乃按其有效年期以直線法攤銷。

其他安排費用乃按個別資產之預計年期以直線法攤銷。

投資附屬公司

附屬公司乃指本公司控制之公司。

投資附屬公司乃按成本值扣除可確認之減值損失列入本公司之資產負債表內。

投資聯營公司

聯營公司乃指本集團能夠透過參與其財務及經營政策的決定以對其發揮重大影響力的公司。

綜合收益表內包括本集團於收購聯營公司後所佔該年度之業績。投資聯營公司乃按集團所佔該等公司之資產淨值扣除已確認減值損失於綜合資產負債表入賬。

對於集團與聯營公司之交易，除了能證明所轉讓的虧損資產未實現虧損已發生減值的情況外，其他未實現的損益會按本集團於相關聯營公司所佔的權益而予以抵銷。

其他投資

證券投資按交易日作為基準予以確認，而初時則會以成本計量。

持有作為買賣用途之證券，其未實現的損益包括於期內之淨損益內。非作為買賣而持有的證券在往後的結算日以公平價值計量。購入投資作為非買賣用途，其未實現的損益會計算於儲備變動，直到證券出售或確定發生減值時，所累積的未實現損益則會列入該年度淨損益內。

無牌價投資當作固定回報投資計算將其預先確定於有關合約規條之收益入賬。此投資初時以成本計量，然後將每年根據有關條約之應收款額，攤分作為收入及用以減低賬面值，以致此淨值投資能以一個固定定期之回報率計算。

3. 主要會計原則(續)

存貨

存貨乃按成本值與可變現淨值兩者之較低者入賬。成本包括直接原料，直接工資及使存貨達至現時地點及狀況而產生之費用，以加權平均法計算。可變現淨值乃指估計售價減估計製成貨品之所有成本及一切市場推廣、銷售及分銷費用。

減值

於每個結算日，本集團會對有形和無形資產的賬面金額進行核查，以確定是否有跡象顯示這些資產已發生減值損失。如估計資產之可收回金額低於其賬面值，則將該資產的賬面金額減低至其可收回金額。減值損失會即時確認為一項費用，除非相關資產是以別的會計準則作重估金額，在這種情況下，按此會計準則，資產減值會作為重估價值減少處理。

假若減值損失於其後撥回，該資產的賬面金額增加至其可收回金額的重新估計值，惟增加後的賬面金額不能超過該資產過往年度已確認為無減值損失的賬面金額。減值損失的撥回即時確認為收入，除非相關資產是以別的會計準則作重估金額，在這種情況下，按其他會計準則，資產減值會作為重估價值增加處理。

外幣

會計記錄以港幣為單位。

非港幣的外幣交易均按交易日的匯率折算。以外幣計算的貨幣資產和負債，均按結賬日的匯率折算入賬。因折算外幣而產生的損益均列入收益表內。因折算用作融資海外項目或附屬公司之淨額投資的外幣借貸而產生之匯兌差額均列入儲備內。

於綜合賬目時，以非港幣的外幣入賬之海外業務的財務報告均按結賬日的匯率折算入賬。所產生的任何匯兌差額均會計入儲備內。

3. 主要會計原則（續）

可換股債券

可換股債券為發行總額及按比例攤分之贖回債券溢價之總和。由可換股債券發行日至贖回日，贖回債券溢價以直線攤銷法計算並確認為借貸支出。

稅項

稅項支出是按本年度的業績，並就無須課稅或不獲扣減的項目作出調整後計算得出。某些收入及支出項目因在稅務上會在不同於其確認在財務報告上的會計期間內確認，因而產生時差。該等時差的稅務影響，並於財務報告中確認為遞延稅項，但這只限於那些能在可見將來成為資產或負債的稅務影響。

營業租約

營業租約之應付租金按個別租約以直線攤銷法在收益表內扣除。

4. 分類資料

按業務劃分

就業務管理而言，本集團之業務可分為三個經營部份。該等部份為本集團申報其主要分類資料之基準。

主要業務如下：

物業租賃 － 物業租賃之租金收益。
酒店業務 － 酒店及住寓業務。
其他業務 － 地產發展、建築材料銷售、酒樓經營、物業管理、保養及代理服務及保險代理。

4. 分類資料（續）

該等業務之分類資料呈報如下：

二零零一年

	物業租賃 千元	酒店業務 千元	其他業務 千元	抵銷 千元	綜合賬目 千元
營業額					
外部銷售收益	859,226	1,552,674	265,351	—	2,677,251
業務之間銷售收益	11,920	—	36,690	(48,610)	—
收益總額	871,146	1,552,674	302,041	(48,610)	2,677,251

業務之間銷售收益以雙方同意價格入賬。

業績					
分類業績	810,663	439,341	25,214		1,275,218
未分類之公司開支					(152,065)
經營溢利					1,123,153
財務成本					(463,569)
應佔聯營公司業績	1,169	—	(14,432)		(13,263)
除税前溢利					646,321
課税準備					(108,279)
除税後溢利					538,042

4. 分類資料(續)

二零零一年(續)

其他資料

	物業租賃 千元	酒店業務 千元	其他業務 千元	綜合賬目 千元
資本性支出	2,755,686	74,115	694,886	3,524,687
折舊及攤銷	290	4,500	4,080	8,870
折舊外之非現金支出	605	25,968	70,369	96,942

資產負債表

	物業租賃 千元	酒店業務 千元	其他業務 千元	綜合賬目 千元
資產				
分類資產	13,919,679	7,951,549	6,868,447	28,739,675
聯營公司權益	16,148	–	(13,130)	3,018
未分類之公司資產				278,946
綜合總資產				29,021,639
負債				
分類負債	7,769,558	4,115,699	1,153,915	13,039,172
未分類之公司負債				233,570
綜合總負債				13,272,742

4. 分類資料（續）

二零零零年

	物業租賃 千元	酒店業務 千元	其他業務 千元	抵銷 千元	綜合賬目 千元
營業額					
外部銷售收益	827,136	1,763,359	308,686	—	2,899,181
業務之間銷售收益	12,646	—	28,119	(40,765)	—
收益總額	839,782	1,763,359	336,805	(40,765)	2,899,181

業務之間銷售收益以雙方同意價格入賬。

業績					
分類業績	751,226	528,542	55,826		1,335,594
未分類之公司開支					(100,112)
經營溢利					1,235,482
財務成本					(460,448)
應佔聯營公司業績	2,140	—	(13,927)		(11,787)
除稅前溢利					763,247
課稅準備					(99,630)
除稅後溢利					663,617

4. 分類資料(續)

二零零零年(續)

其他資料

	物業租賃 千元	酒店業務 千元	其他業務 千元	綜合賬目 千元
資本性支出	191,999	50,289	1,099,964	1,342,252
折舊及攤銷	621	9,258	8,779	18,658
折舊外之非現金支出	786	19,947	23,765	44,498

資產負債表

	物業租賃 千元	酒店業務 千元	其他業務 千元	綜合賬目 千元
資產				
分類資產	13,300,763	9,179,775	6,498,243	28,978,781
聯營公司權益	11,658	—	32,946	44,604
未分類之公司資產				268,506
綜合總資產				29,291,891
負債				
分類負債	4,780,062	4,145,825	1,617,886	10,543,773
未分類之公司負債				209,229
綜合總負債				10,753,002

4. 分類資料(續)

按地區市場劃分

本集團按地區市場劃分之營業額及應佔經營溢利分析如下:

	二零零一年		二零零零年	
	營業額	應佔經營溢利	營業額	應佔經營溢利
	千元	千元	千元	千元
香港	1,299,299	661,607	1,371,409	721,040
北美洲	848,262	309,776	889,038	299,952
歐洲	285,349	94,332	349,980	141,206
亞太(不包括香港)	244,341	57,438	288,754	73,284
	2,677,251	1,123,153	2,899,181	1,235,482

4. 分類資料(續)

分類資產之賬面金額及固定資產增加之地區市場劃分分析如下：

	分類資產之賬面金額		固定資產增加	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
香港	**22,928,924**	22,627,096	**2,690,493**	1,226,355
北美洲	**3,589,117**	3,623,437	**817,108**	30,019
歐洲	**1,641,521**	2,011,337	**12,160**	85,878
亞太(不包括香港)	**862,077**	1,030,021	**4,926**	–
	29,021,639	29,291,891	**3,524,687**	1,342,252

5. 其他收入

	二零零一年	二零零零年
	千元	千元
其他收入包括如下：		
無牌價證券股息	**4,086**	7,513
有牌價證券股息	**74**	76
出售有牌價證券溢利	**–**	466
出售固定資產溢利	**26,099**	17,518
視為出售聯營公司權益溢利	**–**	12,358
利息收益	**36,293**	34,346

6. 經營溢利

	二零零一年 千元	二零零零年 千元
經營溢利經已扣除：		
其他資產攤銷	3,230	4,218
核數師酬金	4,111	4,344
固定資產折舊	5,640	14,440
固定資產撇除	32,439	19,947
匯兌虧損淨額	–	3,984
出租房地產之營業租約支出	2,187	2,110
其他資產撇除	3,395	786
其他投資減值損失撥備	36,622	23,765
呆壞賬準備	24,486	–
僱員費用(包括董事酬金)	564,208	580,774
及已計入：		
投資物業租金收益減有關開支	764,513	717,495
匯兌收益淨額	1,053	–

7. 財務成本

	二零零一年 千元	二零零零年 千元
無須於五年內全部償還之銀行借貸利息	13,752	—
須於五年內全部償還之銀行借貸利息	508,535	540,643
無須於五年內全部償還之其他借貸利息	49,292	—
須於五年內全部償還之其他借貸利息	77,540	134,189
可換股債券利息	8,097	31,653
發行可換股債券費用攤銷	1,233	5,572
可換股債券贖回溢價準備	13,625	51,404
其他信貸成本	35,665	121,253
總借貸成本	707,739	884,714
減：發展中物業資本化金額	(244,170)	(424,266)
	463,569	460,448

8. 董事及僱員酬金

董事酬金

	二零零一年 千元	二零零零年 千元
袍金：		
董事	198	198
獨立非執行董事	44	44
	242	242
其他酬金：		
董事		
薪金及其他福利	12,945	12,498
授予購股權之視為福利(說明)	1,211	15
公積金計劃供款	358	349
獨立非執行董事	–	–
	14,514	12,862
	14,756	13,104

獨立非執行董事鄭海泉先生由一九九八財政年度起放棄其董事袍金。除上述聲明外，各董事並無放棄收取酬金。

8. 董事及僱員酬金（續）

董事酬金（續）

	二零零一年 董事人數	二零零零年 董事人數
酬金範圍：		
0元 － 1,000,000元	7	7
1,000,001元 － 1,500,000元	1	2
1,500,001元 － 2,000,000元	1	–
2,000,001元 － 2,500,000元	–	1
2,500,001元 － 3,000,000元	1	1
3,000,001元 － 3,500,000元	1	–
4,500,001元 － 5,000,000元	–	1
5,000,001元 － 5,500,000元	1	–
	12	12

8. 董事及僱員酬金(續)

僱員酬金

受僱於本集團五位獲最高薪酬人士中，三位為本公司董事，其薪酬已包括在上述說明中。其餘兩位僱員的薪酬分析如下：

	二零零一年 *千元*	二零零零年 *千元*
薪金及其他福利	4,555	4,290
授予購股權之視為福利(說明)	235	2
公積金計劃供款	165	140
	4,955	4,432

	二零零一年 僱員人數	二零零零年 僱員人數
酬金範圍：		
1,500,001元－2,000,000元	—	1
2,000,001元－2,500,000元	1	1
2,500,001元－3,000,000元	1	—
	2	2

說明：

根據本集團之購股計劃，購股權乃授予合資格董事及僱員。該等授予之視為福利乃按購股價與授予購股權當日本公司公開市場收市股價之差額，與有關年份授予購股權可購入股份數目相乘計算。

9. 課稅準備

	二零零一年 千元	二零零零年 千元
本公司及附屬公司：		
香港	**58,931**	28,160
其他司法區	**49,039**	56,789
遞延稅項(說明23)	**221**	13,631
應佔聯營公司課稅：		
香港	**88**	271
遞延稅項	**—**	779
	108,279	99,630

香港利得稅乃根據本年度之估計應課稅盈利以16%計算(二零零零年：16%)。

其他司法區之課稅準備以當地司法區稅率計算。

10. 可撥歸股東溢利

本公司於本年度可撥歸股東溢利約為153,564,000元(二零零零年為191,035,000元)。

11. 股息

	二零零一年 千元	二零零零年 千元
派發577,167,420股每股7仙之中期股息 （二零零零年為552,055,908股每股10仙）	**40,402**	55,205
建議派發577,167,420股每股14仙之末期股息 （二零零零年為552,104,908股每股20仙）	**80,804**	110,421
二零零零年末期股息36,962股每股20仙之少提準備 （二零零零年為319,000股每股20仙之一九九九年末期股息）	**7**	64
	121,213	165,690

董事會已建議派發二零零一年度末期股息為每股14仙而其建議須於即將舉行之股東週年大會上獲股東通過批准。

12. 每股盈利

每股基本及攤薄後盈利按下列數據計算：

	二零零一年 千元	二零零零年 千元
盈利		
用作計算每股基本及攤薄後盈利之盈利	**507,299**	622,953

	二零零一年	二零零零年
股份數目		
用作計算每股基本盈利之股份加權平均數	**565,761,014**	549,137,096
可能有攤薄影響之股份：		
購股權	**846,198**	1,145,048
用作計算攤薄後每股盈利之股份加權平均數	**566,607,212**	550,282,144

因本公司部份購股權之行使價於二零零一年及二零零零年較本公司股份之平均市價為高，故在計算時，並無假設該等部份尚未行使之購股權已被行使。

13. 固定資產

	投資物業	酒店物業	發展中物業	房地產	傢俬及裝置	汽車	廠房及機械	總值
	千元	千元	千元	千元	千元	千元	千元	千元
本集團								
成本／估值								
於二零零一年一月一日	12,897,979	8,735,589	6,011,901	311,485	63,369	4,636	2,865	28,027,824
匯兌差額	(233)	(186,715)	–	–	(61)	–	–	(187,009)
收購附屬公司	1,945,780	–	–	–	–	–	–	1,945,780
增加	809,906	74,115	687,718	4,452	1,960	756	–	1,578,907
轉換	–	300,723	–	(308,241)	–	–	–	(7,518)
出售/撇除	(260,628)	(23,013)	–	(7,652)	(2,736)	(822)	–	(294,851)
重估減少	(1,862,463)	(1,329,215)	–	–	–	–	–	(3,191,678)
於二零零一年十二月三十一日	13,530,341	7,571,484	6,699,619	44	62,532	4,570	2,865	27,871,455
折舊								
於二零零一年一月一日	–	–	–	6,239	53,925	3,417	2,397	65,978
年內折舊	–	–	–	1,577	2,970	685	408	5,640
轉換	–	–	–	(7,518)	–	–	–	(7,518)
出售時撇除	–	–	–	(288)	(799)	(808)	–	(1,895)
於二零零一年十二月三十一日	–	–	–	10	56,096	3,294	2,805	62,205
賬面淨值								
於二零零一年十二月三十一日	13,530,341	7,571,484	6,699,619	34	6,436	1,276	60	27,809,250
於二零零零年十二月三十一日	12,897,979	8,735,589	6,011,901	305,246	9,444	1,219	468	27,961,846

13. 固定資產(續)

	投資物業 千元	酒店物業 千元	發展中物業 千元	房地產 千元	傢俬及裝置 千元	汽車 千元	廠房及機械 千元	總值 千元
代表:								
成本	–	–	6,699,619	34	6,436	1,276	60	6,707,425
估值	13,530,341	7,571,484	–	–	–	–	–	21,101,825
	13,530,341	7,571,484	6,699,619	34	6,436	1,276	60	27,809,250

(a) 投資及酒店物業於二零零一年十二月三十一日之公開市場價值是由下述獨立專業估值師進行重估:

位於香港之投資及酒店物業－卓德測計師行有限公司
位於英國之酒店物業－Chesterton Plc.
位於加拿大之酒店物業－Colliers International Realty Advisors Inc.
位於澳洲之酒店物業－CB Richard Ellis (V) Pty Ltd.
位於紐西蘭之酒店物業－CB Richard Ellis Ltd.
位於美國之酒店物業－HVS International.
位於美國之投資物業－Arthur Andersen LLP.

董事會已採納上述估值並包括於財務報告內,而重估後所產生之重估減少已於物業重估儲備內計算。

13. 固定資產（續）

(b) 投資物業之結轉金額包括下述位於香港及香港以外地區之土地：

	二零零一年 千元	二零零零年 千元
香港之長期契約	1,565,700	1,786,100
香港之中期契約	10,283,500	9,988,000
香港以外地區之永久業權土地	1,681,141	1,123,879
	13,530,341	12,897,979

(c) 酒店物業之結轉金額包括下述位於香港及香港以外地區之土地：

	二零零一年 千元	二零零零年 千元
香港之長期契約	381,000	446,000
香港之中期契約	3,273,000	3,455,000
香港以外地區之永久業權土地	3,917,484	4,834,589
	7,571,484	8,735,589

(d) 發展中物業

發展中物業包括位於香港享有中期契約之物業。

發展中物業包括資本化借貸成本約為1,769,474,000元（二零零零年為1,525,304,000元）。年內，工程之資本化實際利率為5.3%（二零零零年為8.1%）。

(e) 房地產是位於香港及享有中期契約。

14. 其他資產

	發行可換股債券費用 千元	許可證費用 千元	其他 千元	總值 千元
本集團				
成本				
於二零零一年一月一日	27,622	15,624	2,020	45,266
匯兑調整	–	(844)	–	(844)
撇除	(27,622)	(14,780)	(2,020)	(44,422)
於二零零一年十二月三十一日	–	–	–	–
攤銷				
於二零零一年一月一日	26,389	9,374	1,307	37,070
匯兑差額	–	(506)	–	(506)
年內攤銷	1,233	2,956	274	4,463
撇除減少	(27,622)	(11,824)	(1,581)	(41,027)
於二零零一年十二月三十一日	–	–	–	–
結轉金額				
於二零零一年十二月三十一日	–	–	–	–
於二零零零年十二月三十一日	1,233	6,250	713	8,196

15. 附屬公司權益

	本公司	
	二零零一年	二零零零年
	千元	千元
無牌價證券，成本	**1,572,734**	1,572,734
應收附屬公司款項	**4,096,577**	3,709,581
	5,669,311	5,282,315

該等為無抵押、無利息及無固定償還條款金額。本公司同意由結算日起未來十二個月內不會要求償還該等金額，因此分類為非流動性。

有關主要附屬公司之資料刊載於財務報告書說明第36項內。

16. 聯營公司權益

	本集團	
	二零零一年	二零零零年
	千元	千元
應佔資產淨值：		
有牌價證券	**—**	31,636
無牌價證券	**3,018**	12,968
	3,018	44,604
有牌價證券市值	**—**	29,803

有關主要聯營公司之資料刊載於財務報告說明第37項內。

17. 其他投資

	本集團	
	二零零一年	二零零零年
	千元	千元
中國其他地區之無牌價固定回報投資	11,696	15,599
非買賣證券		
香港無牌價證券	246	246
香港有牌價證券	11,467	3,329
海外無牌價證券	—	25,745
	11,713	29,320
	23,409	44,919
有牌價證券市價	11,467	3,329

18. 已抵押銀行存款

抵押存款已存放於指定之銀行作為給予本集團長期信貸額之保證。

19. 存貨

	本集團	
	二零零一年	二零零零年
	千元	千元
成本		
已建成之待售物業	42	42
原料	29,472	35,636
耗用品及飲料	14,526	15,699
半製成品	13,010	6,894
	57,050	58,271

20. 銷貨客戶

本集團採取一指定之信貸政策。對銷售商品，本集團平均給予銷貨客戶三十天信貸期。應收租客租金及應收客戶服務收入均需於出示發票時支付。銷貨客戶賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千元	*千元*
0－3個月	**140,372**	152,880
3－6個月	**16,123**	14,562
6個月以上	**19,057**	27,326
	175,552	194,768

21. 購貨客戶

購貨客戶賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千元	*千元*
0－3個月	**107,452**	122,189
3－6個月	**499**	240
6個月以上	**883**	691
	108,834	123,120

22. 借貸

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
銀行借貸及透支(無抵押)	465	3,105	—	—
銀行借貸(有抵押)	10,686,145	7,326,391	—	—
應付票據	10,972	254	—	—
可換股債券	—	1,189,709	—	—
其他長期借貸	1,653,093	1,289,604	—	—
	12,350,675	9,809,063	—	—
以上借貸及透支之到期情況如下：				
即期或一年內	2,195,301	2,302,161	—	—
超過一年但不多於兩年	1,710,182	2,468,410	—	—
超過兩年但不多於五年	7,264,175	5,038,492	—	—
五年以上	1,181,017	—	—	—
	12,350,675	9,809,063	—	—
減：於一年內到期並包括				
在流動負債內	(2,195,301)	(2,302,161)	—	—
一年以後到期之借貸	10,155,374	7,506,902	—	—

有抵押銀行借貸包括一筆為數3,490,000,000元之貸款(二零零零年為2,000,000,000元)，該貸款是透過一間本集團佔85.93%(二零零零年為85.93%)權益之間接附屬公司向銀團獲得。

可換股債券年息為3.25%，以積欠形式支付及已於二零零一年四月三日以溢價贖回。

其他長期借貸按不同息率計算並須分期償還。

23. 遞延稅項

	本集團	
	二零零一年	二零零零年
	千元	千元
年初結存	**173,289**	133,867
匯兌調整	**(40)**	487
因購入物業所得之遞延稅項	–	25,304
年內增加(說明9)	**221**	13,631
年末結存	**173,470**	173,289

於結算日，遞延稅項(作出準備及未作出準備)包括以下主要項目：

	作出準備		未作出準備	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
因出售海外物業所得溢利之遞延稅項	**149,755**	139,455	–	–
因海外物業重估增加之遞延稅項	–	–	**564,919**	794,070
其他時差	**23,715**	33,834	–	–
	173,470	173,289	**564,919**	794,070

23. 遞延稅項（續）

本年度內，本集團未作出遞延稅項準備減少之項目如下：

	二零零一年 千元	二零零零年 千元
重估海外物業所得減少	**229,151**	236,935

因出售本集團於香港之物業及非為買賣證券之投資無須納稅，故在重估該等資產所得之增加或減少並未為遞延稅項作出撥備。因此，重估而引起之增加或減少並不構成時差。

本公司於結算日並無其他重大遞延稅項之資產或負債。

24. 股本

(a) 法定股本：

	二零零一年		二零零零年	
	股份數目	面值	股份數目	面值
	千股	*千元*	*千股*	*千元*
每股面值0.50元股份				
承上年度結存及餘額結轉下年度	800,000	400,000	800,000	400,000

(b) 發行及繳足股本：

每股面值0.50元股份				
承上年度結存	552,105	276,052	546,401	273,201
收購附屬公司而發行之代價股份	16,670	8,335	–	–
根據購股計劃行使購股權				
而發行之股份	125	63	575	287
以股代息	8,267	4,134	5,129	2,564
餘額結轉下年度	577,167	288,584	552,105	276,052

於年度內，本公司之已發行股本有以下若干變動：

(i) 本公司於年內以每股18元發行16,670,000股每股面值0.50元之股份作為收購若干附屬公司之部份代價。

(ii) 根據購股計劃於年內行使了93,000股及32,000股購股權，其每股認購價分別為6.912元及7.020元，致令本公司發行125,000股每股面值0.50元之股份。

(iii) 本公司於年內以每股以股代息股份10.08元發行8,267,512股每股面值0.50元股份。

24. 股本（續）

(c) 購股計劃

於結算日，本公司授予合資格董事及僱員之尚未行使之本公司購股權如下：

授予日期	購股權授予認購股份數目	每股購股價	可行使期間
		元	
一九九七年四月十五日	654,000	21.519	一九九九年四月十六日至 二零零二年四月十五日
一九九八年一月二十二日	1,611,000	6.912	二零零零年一月二十三日至 二零零三年一月二十二日
一九九九年三月十二日	509,000	7.020	二零零一年三月十三日至 二零零四年三月十二日
二零零零年二月十四日	723,000	10.116	二零零二年二月十五日至 二零零五年二月十四日
二零零一年一月十六日	1,104,000	13.392	二零零三年一月十七日至 二零零六年一月十六日

本年度內，若干購股權經已行使認購125,000股本公司股份。

25. 儲備

	說明	本集團 二零零一年 千元	本集團 二零零零年 千元	本公司 二零零一年 千元	本公司 二零零零年 千元
股本溢價	(a)	3,081,010	2,709,343	3,081,010	2,709,343
物業重估儲備	(b)	4,728,242	7,785,370	–	–
投資重估儲備	(c)	(11,019)	536	–	–
資本贖回儲備		1,650	1,650	1,650	1,650
已繳入盈餘	(d)	402,540	402,291	426,203	426,203
匯兌儲備	(e)	(131,961)	(80,632)	–	–
保留溢利	(f)	6,764,199	6,407,730	1,871,588	1,868,854
		14,834,661	17,226,288	5,380,451	5,006,050

於結算日，本公司可派發予股東儲備約為2,297,791,000元(二零零零年為2,295,057,000元)。

說明：

(a) 股本溢價

	本集團 二零零一年 千元	本集團 二零零零年 千元	本公司 二零零一年 千元	本公司 二零零零年 千元
承上年度結存	2,709,343	2,644,552	2,709,343	2,644,552
發行股份之溢價	371,733	64,857	371,733	64,857
發行股份之支出	(66)	(66)	(66)	(66)
餘額結轉下年度	3,081,010	2,709,343	3,081,010	2,709,343

25. 儲備(續)

(b) 物業重估儲備

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
承上年度結存	**7,785,370**	6,672,892	–	–
匯兌調整	**(41,625)**	(52,836)	–	–
從少數股東購入附屬公司額外權益而引起投資物業重估增加	–	177,870	–	–
年內投資物業重估(減少)增加	**(1,653,383)**	991,777	–	–
年內酒店物業重估(減少)增加	**(1,329,215)**	73,027	–	–
出售投資物業撇回	**(34,756)**	(79,678)	–	–
	4,726,391	7,783,052	–	–
應佔聯營公司年內投資物業重估增加	**1,851**	2,318	–	–
餘額結轉下年度	**4,728,242**	7,785,370	–	–

(c) 投資重估儲備

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
承上年度結存	**536**	886	–	–
年內重估減少	**(11,555)**	(350)	–	–
餘額結轉下年度	**(11,019)**	536	–	–

(d) 已繳入盈餘

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
承上年度結存	**402,291**	402,291	**426,203**	426,203
少數股東減持股份	**249**	–	–	–
餘額結轉下年度	**402,540**	402,291	**426,203**	426,203

25. 儲備(續)

(d) 已繳入盈餘(續)

已繳入盈餘乃本集團於一九八九年及一九九零年間進行協議計劃時所產生之盈餘。根據一九八一年百慕達公司法，該已繳入盈餘可派發予股東。

(e) 匯兌儲備

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
承上年度結存	(80,632)	(28,025)	–	–
折算海外投資而產生之匯兌差額	(46,530)	(75,945)	–	–
遠期合約之匯兌淨額(虧損)收益	(4,799)	23,338	–	–
餘額結轉下年度	(131,961)	(80,632)	–	–

(f) 保留溢利

	本集團	本公司
	千元	千元
於二零零零年一月一日之結存		
–原先呈述	5,840,046	1,733,088
–前期調整(說明2)	109,280	109,280
–重新呈述	5,949,326	1,842,368
本年度之淨溢利	622,953	191,035
已繳付股息	(164,549)	(164,549)
於二零零一年一月一日之結存	6,407,730	1,868,854
本年度之淨溢利	507,299	153,564
已繳付股息	(150,830)	(150,830)
於二零零一年十二月三十一日之結存	6,764,199	1,871,588

於二零零零年一月一日，對保留溢利作出之前期調整乃於一九九九年十二月三十一日止年度之建議派發及應付末期股息之撥回。

本集團之保留溢利包括本集團聯營公司約為438,000元(二零零零年為18,723,000元)之保留溢利。

26. 除稅前溢利與來自經營業務之現金流入淨額之對賬

	二零零一年 千元	二零零零年 千元
除稅前溢利	**646,321**	763,247
應佔聯營公司業績	**13,263**	11,787
利息收益	**(36,293)**	(34,346)
利息支出	**424,834**	388,956
可換股債券贖回溢價準備	**13,625**	51,404
無牌價證券股息	**(4,086)**	(7,513)
有牌價證券股息	**(74)**	(76)
出售固定資產溢利	**(26,099)**	(17,518)
呆壞賬準備	**24,486**	–
視為出售聯營公司權益溢利	**–**	(12,358)
固定資產折舊	**5,640**	14,440
其他資產攤銷	**3,230**	4,218
其他資產撇除	**3,395**	786
固定資產撇除	**32,439**	19,947
其他投資減值損失撥備	**36,622**	23,765
存貨減少	**1,221**	18,834
應收賬、按金及預付款項減少(增加)	**169,463**	(192,451)
應付票據、應付賬、按金及應付費用減少	**(16,882)**	(63,276)
應收聯營公司金額減少(增加)	**18,072**	(5,438)
應付聯營公司金額減少	**–**	(500)
來自經營業務之現金流入淨額	**1,309,177**	963,908

27. 收購附屬公司

於二零零一年六月二十八日，本集團收購Garden Road (BVI) Limited及CitiRealty (BVI) Limited全部已發行之股本。此項交易採用會計購置方法入賬。

	二零零一年 千元	二零零零年 千元
收購資產淨額：		
物業投資	1,945,780	–
貿易及其他應收款項	524	–
貿易及其他應付款項	(210)	–
課稅準備	(4,251)	–
	1,941,843	–
償付由：		
配發股份	300,060	–
現金	1,641,783	–
	1,941,843	–
收購附屬公司之現金及現金等價物流出金額	(1,641,783)	–

於年內所收購的附屬公司由收購日起至結算日期間為本集團帶來約64,381,000元營業額及約37,903,000元課稅前溢利。

由收購日起期間，新收購的附屬公司使本集團之營運現金流量淨額下降約65,000元、已支付課稅約3,252,000元及償還其財務融資約22,518,000元借貸。

28. 年內之融資變動分析

	股本及股本溢價 千元	已繳入盈餘 千元	長期借貸 千元	可換股債券 千元	少數股東權益 千元
於二零零零年一月一日結存	2,917,753	402,291	8,260,557	1,134,243	1,691,399
匯兌調整	–	–	(198,313)	4,062	(3)
發行股份	4,168	–	–	–	–
以股代息	63,540	–	–	–	–
發行股份支出	(66)	–	–	–	–
年內貸款	–	–	2,881,908	–	–
年內償還	–	–	(2,488,157)	–	–
贖回溢價	–	–	–	51,404	–
收購附屬公司額外權益	–	–	–	–	(697,691)
少數股東權益應佔					
－溢利	–	–	–	–	40,664
－物業重估儲備	–	–	–	–	125,223
－股本及償還變動淨額	–	–	–	–	(27,267)
應付少數股東股息	–	–	–	–	(95,776)

28. 年內之融資變動分析（續）

	股本及股本溢價 千元	已繳入盈餘 千元	長期借貸 千元	可換股債券 千元	少數股東權益 千元
於二零零零年十二月三十一日結存	2,985,395	402,291	8,455,995	1,189,709	1,036,549
匯兑調整	–	–	(112,042)	802	–
發行股份	869	–	–	–	–
以股代息	83,336	–	–	–	–
發行股份支出	(66)	–	–	–	–
年內貸款	–	–	4,858,041	–	–
年內償還	–	–	(962,756)	(1,204,136)	–
贖回溢價	–	–	–	13,625	–
收購附屬公司而發行之代價股份	300,060	–	–	–	–
少數股東減持股份	–	249	–	–	9,674
少數股東權益應佔					
－溢利	–	–	–	–	30,743
－物業重估儲備	–	–	–	–	(209,080)
－股本及償還變動淨額	–	–	–	–	(242,125)
應付少數股東股息	–	–	–	–	(109)
於二零零一年十二月三十一日結存	3,369,594	402,540	12,239,238	–	625,652

29. 重大非現金交易

(a) 本公司於年內以每股18元發行16,670,000新股每股面值0.50元之股份作為收購若干附屬公司之部份代價。

(b) 本公司於年內以每股以股代息股份10.08元發行8,267,512股每股面值0.50元股份。

30. 現金及現金等價物結存分析

	二零零一年 千元	二零零零年 千元
銀行結存及存款	**709,859**	535,421
無抵押銀行借貸及透支	**(465)**	(3,105)
有抵押銀行借貸	**(100,000)**	(160,000)
	609,394	372,316

31. 公積金計劃

本集團為香港及海外僱員設立多個公積金計劃。本集團為香港所有合資格僱員提供數個定額供款計劃。該等計劃乃根據職業退休保障計劃條例註冊成立；其資產與本集團之資產分開，由獨立第三者管理。該等計劃由僱員及僱主兩者共同供款，供款額為僱員每月基本薪金5%至10%。海外僱員退休福利計劃則因應各國當地之規定及慣例而作出安排。

由於香港特別行政區推行新的強制性公積金計劃，所以現時新入職之僱員不能參加上述之職業退休保障計劃。

由二零零零年十二月一日起，本集團於香港之新入職僱員須參加新的強制性公積金計劃。根據該計劃，本集團之供款額為僱員薪金5%至10%，而僱員之供款額為5%。

二零零一年十二月三十一日止年度按退休計劃已喪失權利之供款為約2,149,000元(二零零零年為3,013,000元)已用作減去現水平所作之供款。截至二零零一年十二月三十一日止年度之退休保障計劃之供款總額約為23,119,000元(二零零零年為21,622,000元)，已於收益表內扣除。

32. 資產抵押

於二零零一年十二月三十一日，本集團之物業賬面值約共27,773,000,000元(二零零零年為27,918,000,000元)連同該等物業轉讓之銷售收益、保險收益、租金收入及其他有關物業所產生之收益及存款額約為95,414,000元(二零零零年為104,156,000元)，為本集團銀行借貸作出按揭或抵押。

33. 承擔項目及或然債項

本集團

於二零零一年十二月三十一日，本集團未列入財務報告內之承擔項目及或然債如下：

(a) 發展中物業預期所需費用約為3,706,690,000元(二零零零年為3,954,860,000元)；其中已簽約者約為3,255,261,000元(二零零零年為468,555,000元)；

(b) 經核准資本性開支約為43,537,000元(二零零零年為716,330,000元)；其中已簽約者約為18,804,000元(二零零零年為629,388,000元)；及

(c) 於外幣匯兌期貨合約中以固定匯率售出之承擔額約為143,854,000元(二零零零年為879,132,000元)。

本公司

於二零零一年十二月三十一日，本公司為若干附屬公司之銀行信貸而給予公司擔保約為9,248,050,000元(二零零零年為6,932,838,000元)。

除上述外，本集團及本公司於二零零一年十二月三十一日並無任何重大承擔項目及或然債項。

34. 經營租賃協議

本集團為出租人

物業租賃之本年度收益約為859,226,000元(二零零零年：827,136,000元)。該物業之承擔租約普遍為期一至六年。

在資產負債表日，本集團已與投資物業之承租人達成協議，可在以下期間內收取下述的未來最低租賃付款額：

	二零零一年 千元	二零零零年 千元
一年內	**725,530**	570,238
二至五年內	**1,015,624**	782,097
五年後	**32,222**	61,390
	1,773,376	1,413,725

本集團為承租人

在資產負債表日，本集團有以下不可取消的經營租賃承擔，並須在以下期間內繳付：

	二零零一年 千元	二零零零年 千元
一年內	**1,812**	1,836
二至五年內	**887**	1,750
	2,699	3,586

經營租賃付款額代表本集團為租賃某些寫字樓而應付的租金。租約普遍為一至三年。

35. 有關連人士之交易

本集團與有關連人士在年內有下述重大之交易及結算日的結存。該等有關連人士為本公司之某些股東及董事有實際利益之公司。該等交易乃以一般業務情況及由訂約人互相同意之條款所協定。

	二零零一年 千元	二零零零年 千元
截至十二月三十一日止之交易		
貿易收益	19,227	13,842
租金收益	2,114	2,114
已收管理費	240	540
支付董事房屋租金	2,400	2,400
支付拆卸及地基工程成本及費用	236,396	64,709
於十二月三十一日結存		
應收賬、按金及預付款項		
－有關連人士	15,436	7,430
－聯營公司	–	18,072
應付賬、按金及應付費用		
－有關連人士	34,169	8,391
－聯營公司	3,224	3,224

36. 主要附屬公司資料

本公司於二零零一年十二月三十一日主要附屬公司之資料如下：

直接附屬公司	已發行及繳足股本權益	主要業務	本公司所佔已發行股本權益百分率
－在英屬維爾京群島成立及經營：			
Jolly Trend Limited	2股每股1美元	投資控股	100%

間接附屬公司	已發行及繳足股本權益	主要業務	本公司所佔已發行股本權益百分率
－在香港成立及經營：			
卓圖有限公司	2股每股港幣1元	物業投資	100%
盈勝發展有限公司	2股每股港幣1元	物業投資	100%
兆標有限公司	2股每股港幣1元	物業投資	100%

36. 主要附屬公司資料（續）

間接附屬公司	已發行及繳足股本權益	主要業務	本公司所佔已發行股本權益百分率
－在香港成立及經營（續）：			
智景投資有限公司	2股每股港幣1元	酒樓經營	100%
CP (Portion A) Limited	2股每股港幣1元	物業投資	100%
CP (Portion B) Limited	2股每股港幣1元	物業投資	100%
順億發展有限公司	2股每股港幣1元	物業投資	100%
順盈有限公司	2股每股港幣1元	物業投資	100%
逸東軒國際有限公司	2股每股港幣10元	住寓管理	100%
運昭有限公司	2股每股港幣1元	物業投資	100%
鷹君廣告有限公司	2股每股港幣1元	廣告代理	100%
金利田投資有限公司	2股每股港幣1元	物業投資	100%
展安發展有限公司	5,000股每股港幣1元	酒店經營	100%
發星國際有限公司	2股每股港幣1元	酒店經營	100%
堅信工程有限公司	2股每股港幣1元	保養服務	100%
祥裕管理有限公司	10,000股每股港幣1元	物業管理	100%
珀昌有限公司	2股每股港幣1元	物業投資	100%
滿億有限公司	10,000,000股每股港幣1元	物業投資	100%

36. 主要附屬公司資料（續）

間接附屬公司	已發行及繳足股本權益	主要業務	本公司所佔已發行股本權益百分率
－在香港成立及經營（續）：			
盼海有限公司	2股每股港幣1元	物業投資	100%
Renaissance City Development Company Limited	2股每股港幣10元	物業發展	100%
實力物業管理有限公司	2股每股港幣1元	物業管理	100%
鷹君有限公司	2,000,000股每股港幣0.5元	投資控股	100%
鷹君發展及策劃管理有限公司	2股每股港幣10元	項目管理	100%
鷹君工程有限公司	2股每股港幣1元	保養服務	100%
鷹君物業代理有限公司	2股每股港幣10元	物業代理	100%
鷹君財務有限公司	100,000股每股港幣100元	財務	100%
鷹君保險有限公司	1,000股每股港幣1元	保險代理	100%
鷹君物業管理有限公司	100,000股每股港幣1元	物業管理	100%

36. 主要附屬公司資料(續)

間接附屬公司	已發行及繳足股本權益	主要業務	本公司所佔已發行股本權益百分率
－在香港成立及經營(續):			
高端有限公司	600,000股每股港幣1元	建築材料貿易	100%
菱輝有限公司	2股每股港幣1元	物業投資	100%
維卓發展有限公司	2股每股港幣1元	物業投資	100%
禾熙有限公司	2股每股港幣1元	物業投資	100%
Zamanta Investments Limited	100股每股港幣10元	物業投資	100%
楓閣有限公司	2股每股港幣1元	物業投資	85.93%
Missleton Finance Limited	1,000,000股每股港幣1元	財務	85.93%
澤峯發展有限公司	1,000,000股每股港幣1元	物業投資	85.93%
－在英屬維爾京群島成立及在英國經營:			
Great Eagle Hotels (UK) Limited	1股1美元	酒店經營	100%

36. 主要附屬公司資料（續）

間接附屬公司	已發行及繳足股本權益	主要業務	本公司所佔已發行股本權益百分率
－在加拿大成立及經營：			
Great Eagle Hotels (Canada) Limited	10股普通股每股1加元	酒店經營	100%
－在英屬維爾京群島成立及在澳洲經營：			
Katesbridge Group Limited	1股1美元	投資控投	100%
－在澳洲成立及經營：			
Southgate Hotel Management Pty. Ltd.	17,408股每股2澳元	酒店經營	100%
－在英屬維爾京群島成立及在紐西蘭經營：			
Great Eagle Hotels (New Zealand) Limited	1股1美元	物業投資	100%
－在紐西蘭成立及經營：			
Great Eagle Hotels (Auckland) Limited	1,000股無面值	酒店經營	100%

36. 主要附屬公司資料（續）

間接附屬公司	已發行及繳足股本權益	主要業務	本公司所佔已發行股本權益百分率
一在美國成立及經營：			
*EIH Properties Company - XX, LLC	1,000美元	物業投資	100%
*Pacific Dolphin Corporation	100股無面值	物業投資	100%
*Pacific Spear Corporation	100股每股0.001美元	物業投資	100%
*Pacific Ygnacio Corporation	100股無面值	物業投資	100%
*Shorthills NJ, Inc.	100股每股1美元	物業投資	100%

附註： 截至本年度及年內任何期間，全部該等附屬公司並無借貸資本。

*該等公司並非由德勤。關黃陳方會計師行審核。

董事會認為將本集團全部附屬公司資料列出過於冗長，故此，現時只將對本集團之業績或資產及負債有重大影響之附屬公司載出。

37. 主要聯營公司資料

本公司於二零零一年十二月三十一日主要聯營公司之資料如下：

間接聯營公司	已發行及繳足股本權益	主要業務	本集團所佔已發行股本權益百分率
一在美國成立及經營：			
*Pacific 888, LLC	4,500,000美元	物業投資	50%

* 該公司並非由德勤。關黃陳方會計師行審核。

主要物業明覽表

於二零零一年十二月三十一日

(A) 發展中物業

物業地點	用途	發展階段	地盤面積 (平方呎)	樓面面積約數 (平方呎)	預計完工日期	本集團所佔權益百分率
香港九龍旺角亞皆老街／上海街交界，九龍內地段11099號	寫字樓／商業／酒店	樁基工程大致完成。地庫及上蓋工程已展開。	129,000	1,761,000	2003年底	100% 收益*

* 須遵照市區重建局(前身為土地發展公司)之若干權益。

(B) 長期投資物業

物業名稱及地點	用途	樓面面積約數 (平方呎)	本集團所佔權益百分率
享有長期契約			
香港灣仔港灣道1號會議展覽中心西翼會景閣	住寓	10,000	100%
香港九龍彌敦道380號逸東酒店	酒店/商業	312,000	100%
香港藍塘道100號逸東軒	住寓	34,000	100%
香港灣仔港灣道23號鷹君中心	商業/寫字樓	270,000	100%

(B)長期投資物業(續)

物業名稱及地點	用途	樓面面積約數(平方呎)	本集團所佔權益百分率
享有中期契約			
香港花園道3號萬國寶通廣場	商業/寫字樓	1,227,000	85.93%
	寫字樓	303,000	100%
香港九龍尖沙咀科學館道1號康宏廣場	寫字樓	28,000	100%
香港山村道4H號逸東軒	住寓	23,000	100%
香港灣仔峽道3至5號逸東軒	住寓	35,000	100%
香港九龍尖沙咀北京道8號鷹君酒店	酒店/商業	364,000	100%

(B)長期投資物業(續)

物業名稱及地點	用途	樓面面積約數(平方呎)	本集團所佔權益百分率
享有永久業權			
英國倫敦朗咸酒店 1 Portland Place, Regent Street, London W1N 4JA, United Kingdom	酒店/商業	373,000	100%
加拿大多倫多Delta Chelsea Hotel 33 Gerrard Street West, Toronto, Ontario M5G 1Z4, Canada	酒店/商業	1,130,000	100%
澳洲墨爾砵Sheraton Towers Southgate Hotel One Southgate Avenue, Southbank, Melbourne, Victoria 3006, Australia	酒店/商業	385,000	100%
紐西蘭奧克蘭Sheraton Auckland Hotel and Towers 83 Symonds Street, Auckland 1, New Zealand	酒店/商業	309,000	100%
美國Walnut Creek Pacific Ygnacio Plaza 500 Ygnacio Valley Road, Walnut Creek, CA 94596, USA	寫字樓	121,000	100%

(B)長期投資物業(續)

物業名稱及地點	用途	樓面面積約數(平方呎)	本集團所佔權益百分率
享有永久業權(續)			
美國波士頓Hotel Le Meridien 250 Franklin Street, Boston, MA 02110, USA	酒店/商業	281,000	100%
美國三藩市353 Sacramento Street 353 Sacramento Street , San Francisco, CA 94111, USA	商業/寫字樓	307,000	100%
美國三藩市150 Spear Street, San Francisco, CA 94105, USA	商業/寫字樓	257,000	100%

五年財務摘要

（以港幣計算）

	截至一九九七年九月三十日止年度 千元	一九九七年十月一月至一九九八年十二月三十一日 千元	截至十二月三十一日止年度 一九九九年 千元	二零零零年 千元	二零零一年 千元
業績					
營業額	3,349,373	3,850,619	2,888,827	2,899,181	**2,677,251**
扣除財務成本後經營溢利	1,420,930	1,333,357	804,692	775,034	**659,584**
應佔聯營公司業績	26,819	8,063	6,559	(11,787)	**(13,263)**
除税前溢利	1,447,749	1,341,420	811,251	763,247	**646,321**
課税準備	(114,046)	(96,243)	(97,015)	(99,630)	**(108,279)**
除税後溢利	1,333,703	1,245,177	714,236	663,617	**538,042**
少數股東權益	(141,747)	(108,009)	(68,912)	(40,664)	**(30,743)**
可撥歸股東溢利	1,191,956	1,137,168	645,324	622,953	**507,299**
資產與負債					
資產總額	36,280,343	27,421,215	28,032,514	29,291,891	**29,021,639**
負債總額	(9,562,091)	(11,318,680)	(10,424,342)	(10,753,002)	**(13,272,742)**
少數股東權益	(3,569,315)	(1,595,595)	(1,691,399)	(1,036,549)	**(625,652)**
股東權益總額	23,148,937	14,506,940	15,916,773	17,502,340	**15,123,245**

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致鷹君集團有限公司股東

(於百慕達註冊成立之有限公司)

本核數師已完成審核載於第38頁至第95頁按照香港普遍接納之會計原則編製之財務報告。

董事及核數師之個別責任

編製確實兼公平之賬目乃公司董事之責任。在編製該等財務告時，為使其確實兼公平，董事必須選定並貫徹採用適當之會計原則。

本核數師之責任乃根據審核工作之結果，對該等財務報告作出獨立意見，並向股東報告。

意見之基礎

本核數師乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時所作之重大估計和判斷、所釐定之會計原則是否適合　貴公司及　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計原則。

本核數師在策劃和進行審核工作時，均以取得一切本核數師認為必需之資料及解釋為目標，使本核數師能獲得充份之憑證，就該等財務報告是否存有重大錯誤陳述，作出合理之確定。在表達意見時，本核數師亦已衡量該等財務報告所載之資料在整體上是否足夠。本核數師相信，我們之審核工作已為下列意見建立合理之基礎。

意見

本核數師認為，上述之財務報告足以確實兼公平地反映　貴公司及　貴集團於二零零一年十二月三十一日之財務狀況及　貴集團截至該日止年度之溢利和現金流量，並已按照香港公司條例之披露規定妥為編製。

德勤。關黃陳方會計師行
執業會計師

香港，二零零二年三月十二日

- 截止股份過戶登記：
  - 由二零零二年五月二日至二零零二年五月九日(包括首尾兩天在內)

- 二零零二年股東週年大會：
  - 二零零二年五月九日

- 股息：
  - 中期息　：每股港幣7仙
    派發日期：二零零一年十月二十三日

  - 末期息　：每股港幣14仙
    - 以股代息(可選擇收取現金)
    派發日期：二零零二年六月六日

Design: YELLOW CREATIVE CONSULTANT LIMITED Printer: EQUITY FINANCIAL PRESS LIMITED

GREAT EAGLE HOLDINGS LIMITED
鷹君集團有限公司

33rd Floor, Great Eagle Centre
23 Harbour Road
Wanchai, Hong Kong
Tel: 2827 3668
Fax: 2827 5799

香港灣仔港灣道23號
鷹君中心33樓
電話：2827 3668
傳真：2827 5799

www.greateagle.com.hk